UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONTENTS

2	Additional Information
3	Corporate Information
4	Financial Highlights
6	Letter to Shareholders
8	Business Review
12	Management’s Discussion and Analysis of Financial Condition and Results of Operation
27	Directors and Senior Management
34	Report of the Directors
72	Corporate Governance Report
88	Social Responsibility
91	Report by Management on Internal Control over Financial Reporting
92	Report of Independent Registered Public Accounting Firm
95	Consolidated Statements of Profit or Loss and Other Comprehensive Income
96	Consolidated Statements of Financial Position
98	Consolidated Statements of Changes in Equity
99	Consolidated Statements of Cash Flows
101	Notes to the Consolidated Financial Statements
177	Additional Information — Financial Information of Parent Company — Statement of Financial Position
179	Additional Information — Financial Information of Parent Company — Statement of Changes in Equity

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward- looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

References in this annual report to:

•                            “2013 AGM” are to the Company’s Annual General Meeting scheduled to be held on or around June 13, 2013;

•                            “Board” are to the board of directors of the Company;

•                            “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

•                            “Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

•                            “Director(s)” are to the members of the Board;

•                            “EUR” are to Euros;

•                            “HK$” are to Hong Kong dollars;

•                            “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•                            “JPY” are to Japanese Yen;

•                            “Listing Rules” are to the Rules Governing the Listing of Securities on the SEHK, as amended from time to time;

•                            “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•                            “RMB” are to Renminbi;

•                            “SEC” are to the U.S. Securities and Exchange Commission;

•                            “SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to the Stock Exchange of Hong Kong Limited;

•                            “US$” or “USD” are to U.S. dollars; and

•                            “U.S. GAAP” are to the generally accepted accounting principles in the United States.

All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. Our financial information presented in this annual report has been prepared in accordance with IFRS. The financial information presented in the annual reports prior to 2012 was prepared in accordance with U.S. GAAP.

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation

Chinese name (for identification purposes only)	中芯國際集成電路製造有限公司

Registered office	PO Box 309
Ugland House Grand Cayman KY1-1 104
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road Pudong New Area
Shanghai 201203
PRC

Place of business in Hong Kong registered under	Suite 3003
Part XI of the Companies Ordinance	30th Floor
9 Queen’s Road Central Hong Kong

Website address	http://www.smics.com

Company Secretary	Gareth Kung

Authorized representatives	Zhang Wenyi
Lawrence Juen-Yee Lau

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”)
New York Stock Exchange (“NYSE”)

Stock code	981 (HKSE)
SMI (NYSE)

Financial Calendar Announcement of 2012 results Book closure period Annual general meeting Financial year end	March 25, 2013 June 10, 2013 to June 13, 2013, both days inclusive June 13, 2013 December 31

FINANCIAL HIGHLIGHTS

LETTER TO SHAREHOLDERS

Dear Shareholders,

2012 was SMIC’s tenth year of production. We are pleased to announce that in this fruitful year we delivered full year profitability. In 2012, the Company achieved historic high annual revenue of US$1.7 billion while turning net income positive; we recorded annual net income attributable to SMIC of $22.8 million, a 7-year high. SMIC’s revenue grew 29% in 2012 from the prior year, significantly surpassing the 2012 year-over-year growth rate of global semiconductor sales of -2.9% and the pure-play foundry growth rate of 15%, according to iSuppli estimates.

Beginning in the first quarter of 2012, we consistently beat outside expectations and in the second quarter, we recorded positive quarterly net income. Our improved operations, customer service, and quality increased our profitability. Based on these improvements, SMIC gained significant customer confidence, which contributed to higher fab utilization; after the first quarter of 2012, SMIC maintained utilization above 90%. According to the latest survey published by the Ministry of Industry and Information Technology in November 2012, SMIC is the number one preferred foundry among Chinese fabless companies. About 75% of Chinese fabless companies now choose SMIC as their preferred foundry partner, compared to the 59% who chose us in 2011. This also shows customers’ recognition of our improved operations and service over the last year.

In the fourth quarter of 2012, the Company’s 65/55nm revenue contributed one-third of total wafer revenue, compared to one-fifth during the same period in 2011. Also in the fourth quarter of 2012, our 45/40nm process began mass production and contributed 2.6% of wafer sales. Our 28nm development is on schedule and progressing steadily.

In 2012, we increased the Company’s operational efficiency, expanded output, and used less capital spending to achieve these goals.

We believe the Company will continue to benefit from rapid growth of the mobile device market, as well as the continued growth of our China customer base. Notably, our China sales grew 34.1% in 2012 from the prior year, while employing our full spectrum of technology from 0.35-micron to 40nm.

In 2012, the Company continued to actively commit to social responsibility, in accord with industry and official calls to invest resources for environmental protection, energy conservation, recycling, and community service.

As the leading and most advanced foundry provider in China, we have upgraded our technology portfolio, services, and quality to help all of our customers participate in this rapidly growing market. We are very pleased with SMIC’s achievements in 2012, and determined to build on the momentum.

Looking ahead, we remain committed to our long-term strategy, anchored in the best interests of our shareholders. We will leverage our strengths and focus on long-term sustainable profitability, continued growth, and value growth for shareholders. We will strive to implement our business plan and objectives with diligence and precision.

We express our sincere gratitude to our shareholders, customers, vendors, and employees for their ongoing commitment and support.

Zhang Wenyi	TY Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China
March 25, 2013

BUSINESS REVIEW

In 2012, the Company continued to solidify its long-term strategy and vision. The Company experienced profitable revenue growth while advancing its technology on the leading edge and developing value added differentiated legacy processes. The Company’s portfolio, coupled with the global experience of the new management team in Operations, Technology Development, Customer Service and our China market share, positions the Company for continued growth. In addition, 2012 was a milestone year for SMIC’s advanced 65nm technology. The revenue contribution from 65nm technology more than doubled, representing 32.0% of total wafer revenue in 2012 compared to 18.5% in 2011. The Company has also started volume shipment for 40nm and 45nm in the fourth quarter of 2012.

Our Improved quality of service contributed to overall utilization of 88.3% in 2012 versus 68.9% in 2011. This led to compounded growth for each quarter throughout 2012.

Financial Overview

Despite a challenging environment in 2012, the Company’s sales totaled US$1,701.6 million, compared to US$1,319.5 million in 2011. During the year, we generated US$435.2 million in cash from operating activities. Capital expenditures in 2012 totaled $499.3 million. Looking ahead, our objective is to achieve sustained profitability over the long term. To achieve this, we will continue to focus on precision execution, efficiency improvement, customer service excellence and fostering innovation.

Customers and Markets

SMIC continues to serve a broad global customer base comprised of leading IDMs, fabless semiconductor companies and system companies.

Geographically, customers from United States of America contributed 55.3% of the overall revenue in 2012, compared to 55.0% in 2011, and remained the largest revenue base for SMIC in 2012, contributing a 67.1% to our advanced nodes wafer revenue. Leveraging on our strategic position in China, our China revenue has grown 34.1% year-on-year in 2012, contributed 33.9% of the overall revenue in 2012 as compared to 32.7% in 2011.

In terms of applications, revenue contribution from communications applications increased, from 41.9% in 2011 to 45.8% in 2012. This is a result of our continued product focus in the mobile space. Consumer applications contributed 43.6% to our overall revenue in 2012, mainly attributable to the strength of digital televisions (DTV), set-top boxes (STB) and gaming consoles. SMIC has minimal exposure to the relatively weak PC market.

Reviewing the revenue by technology: wafer revenue attributable to advanced technology at 90nm and below has grown from 28.4% in 2011 to 41.7% in 2012. In 2012, advanced 45nm technology had started volume shipment and contributed 2.6% of the wafer revenue in the fourth quarter of 2012.

In 2012, we engaged 46 new customers. The majority were Chinese fabless companies, where we recorded sustained revenue growth. According to IHS iSuppli, China’s fabless market will experience a compound revenue growth rate of over 15% per year, which will bring the China semiconductor market to US$11.2 billion by 2015. Notably, our objective for business growth in China is not just to grow in revenue, but also to grow the number of new designs using advanced technology. The Company has, in each of our regions, customers utilizing our most advanced nodes of technology. China is rapidly closing the gap with the rest of the world in terms of its innovation and design capabilities. To fully leverage the market growth potential in China, we will continue to deepen our collaboration with Chinese customers while broadening our relationships with our other global customers.

Long-Term Business Model and Strategy for Generating and Preserving Value

SMIC’s long-term goal is to focus on generating value for the benefit of all stakeholders. SMIC’s strategy to generate sustainable profitability is three-fold. First, we aim for optimal efficiency by fully utilizing existing assets through enhanced customer relationships, quality, and service. Second, taking advantage of our position in China, we plan to differentiate our technology offering by providing customers with added value and innovation that not only allow us to seize China market opportunities, but also give global customers footing in the fast-growing market. Third, with profitability as our priority, we plan to carefully invest capital in advanced technology and capacity to address suitable market growth opportunities into the future. We constantly evaluate the potential value addition of all opportunities in our decision making processes. Our management team is committed to continue to build value in the long-term for the benefit of our employees, administrating governments, customers, and shareholders.

Research and Development

In 2012, the research and development (R&D) expenses of the Technology Research & Development business unit were $193.6 million, which is equivalent to 11.4% of our sales.

The R&D efforts were focused primarily on advanced logic and system-on-chip (SOC) process technologies. SMIC achieved many significant milestones in 2012. In the area of advanced logic process technologies, the 40nm low-leakage (LL) process technology was fully qualified through multiple Multi Project Wafers (MPWs) and New Tape Outs (NTOs) and was released for volume manufacturing at the end of Q3’12. Both the High-K-Metal-Gate (HKMG) and PolySiON R&D programs on the 28nm node have progressed on schedule and are targeted to reach process freeze in Q4’13. Path finding for our 20nm process technology was completed in Q1’12 and the 20nm R&D program was formally established in Q2’12. In the area of memory process technologies, the development of 0.13µm e-EEPROM process technology for bank cards/social security cards or high-end smart cards has been successfully completed. SMIC also developed more advanced front-sideillumination (FSI) technology for supporting 1.75µm pixel image sensor products and successfully demonstrated a back-side-illumination (BSI) technology for 5+megapixel image sensor products. In the area of power management ICs (PMIC), the technology platform migration from 0.18um to 0.13um has been essentially completed to support broadened customer product applications in 2013. During 2012, SMIC achieved over 1,000 patent filings as a result of its technology R&D activities.

The building and strengthening of SMIC’s technology R&D organization continued in 2012. The number of research and development engineers increased from approximately 450 at the end of 2011 to more than 600 at the end of 2012. Most members of the technology R&D team have experience in the semiconductor industry and have earned advanced degrees from leading universities in China and around the world (about 60% with an MS degree and about 15% with a PhD degree in engineering or science). To address planned R&D activities in 2013-14, the Technology Research & Development Division carried out further organization building and restructuring in 2012 for improved operational efficiency and plans to increase manpower by an additional 10% in 2013.

Outlook for 2013

Our overall outlook for 2013 is cautiously optimistic. We have issued guidance estimating a 1% increase to 2% decrease in revenue in the first quarter of 2013 compared to fourth quarter 2012, which is more than 40% year over year growth compared to the first quarter of 2012. We are on track in implementing our new initiatives and strategies within SMIC and are proud to see some positive results, including even closer customer partnerships, and healthy fab utilization rates. We believe our growth driver in 2013 will be the continued ramp up of our 45nm for domestic and international customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2011 and 2012 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The summary consolidated financial data presented below as of and for the years ended December 31, 2011 and 2012 have been prepared in accordance with IFRS. The summary consolidated financial data presented as of and for the years ended December 31, 2008, 2009 and 2010 have been prepared in accordance with U.S. GAAP.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	31/12/12	31/12/11	31/12/10	31/12/09	31/12/08
	(in US$ thousands, except for earnings per share)
Continuing operations
Revenue	1,701,598	1,319,466	N/A	N/A	N/A
Cost of sales	(1,352,835)	(1,217,525)	N/A	N/A	N/A
Gross profit	348,763	101,941	N/A	N/A	N/A
Research and development	(193,569)	(191,473)	N/A	N/A	N/A
Sales and marketing expenses	(31,485)	(32,559)	N/A	N/A	N/A
General and administration expenses	(107,313)	(57,435)	N/A	N/A	N/A
Impairment loss on property, plant and equipment	—	(17,691)	N/A	N/A	N/A
Finance costs	(39,460)	(21,903)	N/A	N/A	N/A
Interest income	5,390	4,724	N/A	N/A	N/A
Other income	6,190	13,718	N/A	N/A	N/A
Other gains or losses	23,220	17,081	N/A	N/A	N/A
Share of profits of associates	1,703	4,479	N/A	N/A	N/A
Profit (loss) before tax	13,439	(179,118)	N/A	N/A	N/A
Income tax benefit (expense)	9,102	(82,503)	N/A	N/A	N/A
Profit (loss) for the year from continuing operations	22,541	(261,621)	N/A	N/A	N/A
Discontinued operations
Profit for the year from discontinued operations	—	14,741	N/A	N/A	N/A
Profit (loss) for the year	22,541	(246,880)	N/A	N/A	N/A
Other comprehensive income
Exchange differences on translating foreign operations	70	4,938	N/A	N/A	N/A
Total comprehensive income (expense) for the year	22,611	(241,942)	N/A	N/A	N/A
Profit (loss) for the year attributable to:
Owners of the Company	22,771	(246,817)	N/A	N/A	N/A
Non-controlling interests	(230)	(63)	N/A	N/A	N/A
	22,541	(246,880)	N/A	N/A	N/A

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	31/12/12	31/12/11	31/12/10	31/12/09	31/12/08
	(in US$ thousands, except for earnings per share)
Total comprehensive income for the year attributable to:
Owners of the Company	22,841	(241,879)	N/A	N/A	N/A
Non-controlling interests	(230)	(63)	N/A	N/A	N/A
	22,611	(241,942)	N/A	N/A	N/A
Earnings per share
From continuing and discontinued operations
Basic	0.00	(0.01)	N/A	N/A	N/A
Diluted	0.00	(0.01)	N/A	N/A	N/A
From continuing operations
Basic	0.00	(0.01)	N/A	N/A	N/A
Diluted	0.00	(0.01)	N/A	N/A	N/A

	For the year ended December 31,
	2012	2011	2010(1)	2009(1)	2008(1)
	(in US$ thousands, except for per share and per ADS data)
Sales	N/A	N/A	$1,532,449	$1,037,665	$1,322,092
Cost of sales	N/A	N/A	1,229,266	1,158,148	1,393,788
Gross profit (loss)	N/A	N/A	303,183	(120,483)	(71,696)
Operating expenses (income):
Research and development	N/A	N/A	191,046	176,420	105,577
General and administrative	N/A	N/A	41,387	215,845	62,466
Selling and marketing	N/A	N/A	29,087	26,209	20,434
Impairment loss of long-lived assets	N/A	N/A	5,138	126,635	106,741
Loss (gain) from sale of equipment and other fixed assets	N/A	N/A	97	3,891	(2,890)
Litigation settlement	N/A	N/A	—	269,637	—
Other operating income	N/A	N/A	(16,493)	—	—
Total operating expenses, net	N/A	N/A	250,262	818,637	292,328
Income (loss) from operations	N/A	N/A	52,921	(939,120)	(364,024)
Other income (expense):
Interest income	N/A	N/A	4,086	2,547	11,289
Interest expense	N/A	N/A	(22,563)	(24,587)	(50,733)
Change in the fair value of commitment to issue shares and warrants	N/A	N/A	(29,815)	(30,101)	—
Foreign currency exchange gain	N/A	N/A	5,101	7,291	11,261
Others, net	N/A	N/A	6,534	(4,549)	6,371
Total other income (expense), net	N/A	N/A	(36,657)	(49,399)	(21,812)

	For the year ended December 31,
	2012	2011	2010(1)	2009(1)	2008(1)
	(in US$ thousands, except for per share and per ADS data)
Income (loss) from continuing operations before income tax and equity investment	N/A	N/A	16,264	(988,519)	(385,836)
Income tax benefit (expense)	N/A	N/A	4,818	46,624	(26,433)
Gain (loss) from equity investment	N/A	N/A	285	(1,782)	(444)
Income (loss) from continuing operations	N/A	N/A	21,367	(943,677)	(412,713)
Income (loss) from discontinued operations net of tax effect	N/A	N/A	(7,356)	(18,800)	(19,667)
Net income (loss)	N/A	N/A	14,011	(962,477)	(432,380)
Accretion of interest to noncontrolling interest	N/A	N/A	(1,050)	(1,060)	(7,851)
Loss attributable to noncontrolling interest	N/A	N/A	140	—	—
Net income (loss) attributable to Semiconductor Manufacturing International Corporation	N/A	N/A	13,100	(963,537)	(440,231)
Deemed dividends on convertible preferred shares	N/A	N/A	—	—	—
Net income (loss) attributable to holders of ordinary shares	N/A	N/A	13,100	(963,537)	(440,231)
Net income (loss)	N/A	N/A	14,011	(962,477)	(432,380)
Other comprehensive income (loss):
Foreign currency translation adjustment	N/A	N/A	(706)	53	(437)
Comprehensive income (loss)	N/A	N/A	13,305	(962,424)	(432,817)
Comprehensive income (loss) attributable to noncontrolling interest	N/A	N/A	(910)	(1,060)	(7,851)
Comprehensive income (loss) attributable to Semiconductor Manufacturing International Corporation	N/A	N/A	12,395	(963,484)	(440,668)
Earnings (loss) per ordinary share, basic	N/A	N/A	$0.00	$(0.04)	$(0.02)
Earnings (loss) per ordinary share, dilute	N/A	N/A	$0.00	$(0.04)	$(0.02)
Weighted average shares used in computing basic earnings (loss) per ordinary share	N/A	N/A	24,258,437,559	22,359,237,084	18,682,544,866
Weighted average shares used in computing diluted earnings (loss) per ordinary share	N/A	N/A	25,416,597,405	22,359,237,084	18,682,544,866

(1) Prepared under U.S. GAAP.

	As of December 31,
	2012	2011	2010	2009	2008
	(in US$ thousands)
Statements of Financial Position Data:
Cash and bank balances	$358,490	$261,615	N/A	N/A	N/A
Restricted cash	217,603	136,907	N/A	N/A	N/A
Prepaid operating expenses	46,986	52,805	N/A	N/A	N/A
Trade and other receivables	328,211	200,905	N/A	N/A	N/A
Inventories	295,728	207,308	N/A	N/A	N/A
Other financial assets	18,730	1,973	N/A	N/A	N/A
Assets classified as held-for-sale	4,239	—	N/A	N/A	N/A
Total current assets	1,269,987	861,513	N/A	N/A	N/A
Prepaid land use rights	73,692	77,231	N/A	N/A	N/A
Property, plant and equipment	2,385,435	2,516,578	N/A	N/A	N/A
Total assets	4,073,160	3,727,929	N/A	N/A	N/A
Total current liabilities	1,108,086	1,251,324	N/A	N/A	N/A
Total non-current liabilities	688,622	230,607	N/A	N/A	N/A
Total liabilities	1,796,708	1,481,931	N/A	N/A	N/A
Noncontrolling interest	952	1,182	N/A	N/A	N/A
Total equity	2,276,452	$2,245,998	N/A	N/A	N/A

	As of December 31,
	2012	2011	2010(1)	2009(1)	2008(1)
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	N/A	N/A	$515,808	$443,463	$450,230
Restricted cash	N/A	N/A	161,350	20,360	6,255
Accounts receivable, net of allowances	N/A	N/A	206,623	204,291	199,372
Inventories	N/A	N/A	213,404	193,705	171,637
Total current assets	N/A	N/A	1,179,102	907,058	926,858
Prepaid land use rights	N/A	N/A	78,798	78,112	74,293
Plant and equipment, net	N/A	N/A	2,351,863	2,251,614	2,963,386
Total assets	N/A	N/A	3,902,693	3,524,077	4,270,622
Total current liabilities	N/A	N/A	1,399,345	1,031,523	899,773
Total long-term liabilities	N/A	N/A	294,806	661,472	578,689
Total liabilities	N/A	N/A	1,694,152	1,692,995	1,478,462
Noncontrolling interest	N/A	N/A	39,004	34,842	42,795
Total equity	N/A	N/A	$2,169,537	$1,796,240	$2,749,365

(1)        Prepared under U.S. GAAP.

	For the year ended December 31,
	2012	2011	2010	2009	2008
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Profit (loss) for the year	$22,541	$(246,880)	N/A	N/A	N/A
Non-cash adjustment to reconcile profit (loss) to net operating cash flow:
Depreciation and amortization	566,899	551,857	N/A	N/A	N/A
Net cash from operating activities	435,166	379,368	N/A	N/A	N/A
Payments for property, plant and equipment	(400,291)	(931,574)	N/A	N/A	N/A
Net cash used in investing activities	(522,277)	(903,641)	N/A	N/A	N/A
Net cash from financing activities	184,101	268,855	N/A	N/A	N/A
Net increase (decrease) in cash and cash equivalents	96,990	(255,418)	N/A	N/A	N/A
Other Financial Data:
Gross margin	20.5%	7.7%	N/A	N/A	N/A
Net margin	1.3%	–18.7%	N/A	N/A	N/A
Operating Data:
Wafers shipped (in units):
Total(1)	2,217,287	1,703,615	N/A	N/A	N/A

(1)          Including logic, DRAM, copper interconnects and all other wafers.

	For the year ended December 31,
	2012	2011	2010(1)	2009(1)	2008(1)
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net (loss) Income	N/A	N/A	14,011	(962,478)	(432,380)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	N/A	N/A	611,410	781,750	794,000
Net cash provided by operating activities	N/A	N/A	694,613	283,566	569,782
Purchase of plant and equipment	N/A	N/A	(491,539)	(217,269)	(669,055)
Net cash used in investing activities	N/A	N/A	(583,713)	(211,498)	(761,713)
Net cash provided (used) by financing activities	N/A	N/A	(37,851)	(78,902)	173,314
Net increase (decrease) in cash and cash equivalents	N/A	N/A	72,346	(6,767)	(19,054)
Other Financial Data:
Gross margin	N/A	N/A	19.8%	–11.6%	–5.4%
Operating margin	N/A	N/A	3.5%	–90.5%	–27.5%
Net margin	N/A	N/A	0.9%	–92.8%	–32.7%
Operating Data:
Wafers shipped (in units):
Total(2)	N/A	N/A	1,979,851	1,334,261	1,590,778

(1)     Prepared under U.S. GAAP.

(2)     Including logic, DRAM, copper interconnects and all other wafers.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales

Sales increased by 29.0% from US$1,319.5 million for 2011 to US$1,701.6 million for 2012, primarily due to an increase in overall wafer shipments. For the full year of 2012, the overall wafer shipments were 2,217,287 units of 8-inch equivalent wafers, up 30.2% year-on-year.

The average selling price1 of the wafers the Company shipped decreased from US$775 per wafer in 2011 to US$767 in 2012. The percentage of wafer revenues from advanced technologies, 90nm and below increased from 28.4% to 41.7% between these two years.

Cost of sales and gross profit (loss)

Cost of sales increased by 11.1% from US$1,217.5 million for 2011 to US$1,352.8 million for 2012, primarily due to an increase in overall water shipments. Out of the total cost of sales US$403.0 million and US$415.6 million was attributable to depreciation and amortization for the year ended December 31, 2012 and 2011, respectively.

The Company’s gross profit was US$348.8 million for 2012 compared to US$101.9 million in 2011. Gross margins were 20.5% in 2012 compared to 7.7% in 2011. The increase in gross margins was primarily due to an increase in the production volume which resulted in higher revenues and utilization improvements.

Profit (loss) for the year from continuing operations

Expenses from continuing operations increased by 19.3% from US$281.1 million for 2011 to US$335.3 million for 2012 primarily due to an increase in general and administration expenses in 2012.

Research and development expenses increased only by 1% from US$191.5 million for 2011 to US$193.6 million for 2012.

General and administrative expenses increased by 86.8% from US$57.4 million for 2011 to US$107.3 million for 2012. The increase is primarily due to an increase in employee bonus, city maintenance and construction tax expenses and extra charges for education in 2012. In addition, in 2011, the Company settled certain disputes with respective third party debtors by entering into contractually binding agreements which legally released the Company from certain obligations totaling $19.0 million. The forgiveness of debt has been recorded as a reduction of general and administrative expense and other income respectively. In addition, the recovery of bad debt expense of $6.4 million and $2.0 million was recorded as a reduction of general and administrative expense for the year ended December 31, 2011 and 2012, respectively.

Sales and marketing expenses decreased by 3.4% from US$32.6 million for 2011 to US$31.5 million for 2012.

Other gains increased by 35.9% from US$17.1 million for 2011 to US$23.2 million for 2012 primarily due to a gain of US$19.4 million arising from the disposal of part of the living quarters in Shanghai and a US$13.7 million decline in foreign exchange gain in 2012.

Other income decreased by 54.7% from US$13.7 million for 2011 to US$6.2 million for 2012 due to the Company settled certain dispute with a third party debtor by entering into contractually binding agreement which legally released the Company from certain obligations in 2011.

As a result, the Company’s profit (loss) from continuing operations was US$22.5 million and (US$261.6) million in 2012 and 2011 respectively.

[1]	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

Discontinued Operations

On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and has accounted and will continue to account for such investment under the cost method since March 1, 2011 as the Company no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

In 2011, the Company recorded a gain of $17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling interest in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14.7 million represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

Profit (Loss) for the Year

Due to the factors described above, the Company recorded a profit of US$22.5 million in 2012 compared to a loss of US$246.9 million in 2011.

Funding Sources for Material Capital Expenditure in the Coming Year

For 2013, the Company plans to spend about $600 million in capital expenditure for foundry operations. The planned capital expenditure is mainly to ramp-up our 45/40nm and 28/32nm capacity in Shanghai and Beijing to match our customers’ demand. The primary sources of capital resources and liquidity include funds generated from a combination of cash from operations, bank borrowings and debt or equity issuances. The 2013 planned capital expenditure figure does not account for additional expenditures that the Company may incur in connection with the establishment of the BJ Joint Venture. As announced in May 2012, the Company is presently negotiating the terms of a joint venture with Beijing municipal government entities to expand our Beijing production site, or the BJ Joint Venture. While there can be no assurance that the Company will enter into the BJ Joint Venture, the Company expects that this project would require us to incur significant capital expenditures during its start-up phase, and from time to time thereafter, and that the Company would need to borrow under our existing credit lines or otherwise obtain additional capital to satisfy our funding obligations under this project.

Bad Debt Provision

The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s bad debt provision excludes receivables from a limited number of customers due to their high credit worthiness. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applied to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables which have been fully provided for and are subsequently deemed non-collectible will be written off against the relevant amount of provision. The Company’s recognized bad debt provision in 2012 and 2011 amounted to US$4.6 million and US$0.6 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2012, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
Contractual obligations	Total	1 year	1-2 years	2-5 years
	(consolidated, in US$ thousands)
Short-term borrowings	$383,225	$383,225	$—	$—
Secured long-term loans	713,190	184,578	309,000	219,612
Purchase obligations(1)	507,190	507,190	—	—
Other long-term obligations(2)	29,374	29,374	—	—
Total contractual obligations	$1,632,979	$1,104,367	$309,000	$219,612

(1)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(2)	Represents the settlement with TSMC for an aggregate of $200 million payable in installments over five years.

As of December 31, 2012, the Company’s outstanding long-term liabilities primarily consisted of US$713.2 million in secured bank loans, which are repayable in installments starting in June 2013, with the last payment in March 2016.

2011 EXIM Bank USD Loan (SMIC Shanghai)

In April 2011, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai EXIM Bank USD loan I, a two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of December 31, 2012, SMIS had drawn down US$69.5 million and repaid US$1 million, on this loan facility. The principal amount of $68.5 million will be repayable in June 2013. The interest rate ranged from 4.40% to 4.79% during 2012. The interest expense incurred in 2012 was US$3.4 million, of which US$1.1 million was capitalized as part of the costs of assets under construction in 2012.

The total outstanding balance of the facilities is secured by certain equipment of SMIS with an original cost of US$99.6 million as of December 31, 2012.

The Shanghai EXIM Bank USD loan I contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012.

2012 EXIM Bank USD Loan (SMIC Shanghai)

In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a new two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which is secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of December 31, 2012, SMIS had drawn down US$70 million. The principal amount of $70 million will be repayable in October 2014. The interest rate is 4.55%. The interest expense incurred in 2012 was US$0.4 million, of which US$0.1 million was capitalized as part of the costs of assets under construction in 2012.

The Shanghai EXIM Bank USD loan II contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012.

2012 USD Loan (SMIC Shanghai)

In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility is used to finance the working capital for SMIS’s 8-inch fab. The facility is secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. As of December 31, 2012, SMIS had drawn down US$245.6 million, on this loan facility. The principal amount is repayable from September 2013 to March 2015. The interest rate on this loan facility ranged from 4.03% to 4.24% in 2012. The interest expense incurred in 2012 was US$7.9 million, of which US$2.4 million was capitalized as part of the costs of assets under construction in 2012.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.	(Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 60%; or

2.	(Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 500% before December 31, 2012, and less than 1000% after January 1, 2013; or

3.	(Total Equity - Acquired Intangible Assets Net) is less than US$800 million before December 31, 2012, and less than US$1,000 million after January 1, 2013; or

4.

Debt Service Coverage Ratio is less than 2.0X during the term of the loan repayment. Debt Service Coverage Ratio means trailing four quarters EBITDA (Net Profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses) divided by scheduled repayment of long term loan and related financial expense for all bank borrowings (including hire purchases, leases and other borrowed monies, but not including medium/short term revolving bank loans) for the same period.

SMIS was in compliance with these covenants as of December 31, 2012.

2005 USD Loan (SMIC Beijing)

In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. The principal amount was repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. SMIB made the repayment of remaining outstanding borrowing US$180.1 million in 2012. The interest rate ranged from 2.94% to 2.99%. The interest expense incurred in 2012 was US$4.1million, of which US$1.0 million was capitalized as part of the costs of assets under construction in 2012.

2011 EXIM USD & RMB Loan (SMIC Beijing)

In September 2011, SMIB entered into the USD & RMB Loan, a two-year working capital loan facility in the principal amount of US$25 million & RMB 150 million (approximately $24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purpose. As of December 31, 2012, SMIB had drawn down US$25 million & RMB 150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate on this loan facility ranged from 6.15% to 6.65% in 2012. The interest expense incurred in 2012 was US$3.2 million, of which US$0.7 million was capitalized as part of the costs of assets under construction in 2012.

The total outstanding balance of this USD and RMB Loan is secured by SMIB’s plant and equipment with an original cost of US$132.3 million as of December 31, 2012.

2012 EXIM USD Loan (SMIC Beijing)

In March 2012, SMIB entered into the new USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2012, SMIB had drawn down US$20 million on this loan facility. The principal amount is repayable in March 2014. The interest rate on this loan facility ranged from 6.46% to 6.54% in 2012. The interest expense incurred in 2012 was US$1 million, of which US$0.2 million was capitalized as part of the costs of assets under construction in 2012.

2012 USD Loan (SMIC Beijing)

In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of $600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility is secured by the manufacturing equipment located in the SMIB and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) fabs, and 100% equity pledge of SMIB and SMIT. As of December 31, 2012, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2016. The interest rate on this loan facility ranged from 6.16% to 6.24% in 2012. The interest expense incurred in 2012 was US$12.2 million, of which US$2.3 million was capitalized as part of the costs of assets under construction in 2012.

Any of the following in respect of SMIB would constitute an event of default during the term of the loan agreement:

1.	Total Liabilities/Total Assets is more than 65% (Total Liabilities exclude Shareholder’s loans); or

2.	(Net Profit + Depreciation + Amortization + Interest Expenses + Cash flow from Financing)/(Principal + Interest Expenses) is less than 100%.

SMIB was in compliance with these covenants as of December 31, 2012.

2005 EUR Loan

On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately $105 million) with ABN Amro Bank N.V. Shanghai Branch. The drawdown period of the facility ended on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date on which the loans had been fully drawn down. Each draw down made under the facility was repaid in full by us in ten equal semi-annual installments. In May and June 2012, SMIS repaid the remaining balance of EUR 6.4 million. The interest rate ranged from 2.6% to 4.7% in 2012. The interest expense incurred in 2012 was US$0.23 million of which US$0.09 million was capitalized as part of the costs of assets under construction in 2012.

As of December 31, 2012, the Company had 29 short-term credit agreements that provided total credit facilities of up to $1 billion on a revolving credit basis. As of December 31, 2012, the Company had drawn down $383.2 million under these credit agreements and $629.3 million was available for future trading and borrowing. The outstanding borrowings under the credit agreements are unsecured, except for US$129 million, which is secured by time deposits of US$108.4 million, and an additional balance of US$5.9 million, which is secured by real property with an original cost of US$2.1 million. The interest expense incurred in 2012 was US$22.2 million of which US$8.6 million was capitalized as additions to assets under construction. The interest rate ranged from 1.01% to 7.2% in 2012.

Capitalized Interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$16.5 million and US$18.2 million in 2012 and 2011, respectively, net of government subsidies, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2012 and 2011, the Company recorded amortization expenses relating to the capitalized interest of US$9.9 million and US$7.3 million, respectively.

Commitments

As of December 31, 2012, the Company had commitments of US$25.6 million for facilities construction obligations in connection with the construction of the Company’s Beijing, Tianjin and Shanghai facilities. As of December 31, 2012, the Company had commitments of US$481.6 million to purchase machinery and equipment for Beijing, Tianjin, Shanghai and SilTech Semiconductor Shanghai Corporation (“SilTech”) fabs.

Debt to Equity Ratio

As of December 31, 2012, the Company’s net debt to equity ratio was approximately 32.42%. Please refer to Note 35 to our financial statements for calculation.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Company also enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

Cross Currency Swap Fluctuation Risk

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The Company was primarily exposed to changes in the exchange rate for the Euro.

To minimize the currency risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of part of this Euro long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts did not qualify for hedge accounting in accordance with IFRS.

For the portion of the Euro long-term loan that was not covered by cross currency swap contracts, we had separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts did not qualify for hedge accounting in accordance with IFRS.

Outstanding Foreign Exchange Contracts

As of December 31, 2012, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$82.8 million. As of December 31, 2012, the fair value of foreign currency forward exchange contracts was approximately US$0.05 million, which is recorded in other current assets. The foreign currency exchange contracts will mature during 2013.

The Company had US$165.6 million of foreign currency exchange contracts outstanding as of December 31, 2011, all of which matured in 2012.

The Company had US$92.9 million of foreign currency exchange contracts outstanding as of December 31, 2010, all of which matured in 2011.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of December 31, 2012		As of December 31, 2011		As of December 31, 2010
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2012	Fair Value	2011	Fair Value	2010	Fair Value
Forward Exchange Agreement
(Receive Eur/Pay US$) Contract Amount	—	—	4,653	(88)	10,175	(90)
(Receive RMB/Pay US$) Contract Amount	82,810	52	160,993	211	82,685	305
Total Contract Amount	82,810	52	165,646	123	92,860	215

Outstanding Cross Currency Swap Contracts

As of December 31, 2012, the Company had no outstanding cross currency swap contracts. Notional amounts of US$3.7 million outstanding as of December 31, 2011 were settled in May 2012. A realized foreign exchange loss of US$0.5 million was recorded for 2012.

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2012. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on the Company’s RMB denominated loans are linked to People’s Bank of China (PBOC) RMB Interest Rate. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2013	2014
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	618,595	397,976
Average interest rate	5.17%	5.35%
RMB denominated
Average balance	18,669	—
Average interest rate	6.65%	—
Weighted average forward interest rate	5.21%	5.35%

Joint Venture Agreement and JV Memorandum with Hubei Science & Technology Investment Group Co., Ltd.

On May 12, 2011, the Company entered into a joint venture agreement and a memorandum with Hubei Science & Technology Investment Group Co., Ltd., or Hubei Science & Technology, a company incorporated in the PRC and wholly-owned by the Wuhan East Lake Hi-Tech Development Zone Administrative Committee, to invest in and manage Wuhan Xinxin Semiconductor Manufacturing Corporation’s (“Wuhan Xinxin”) 12-inch wafer production line, or the Wuhan JV Agreement.

Pursuant to the Wuhan JV Agreement, the parties shall establish Semiconductor Manufacturing International (Wuhan) Corp., a joint venture company to be established in Wuhan, Hubei Province, the PRC, or the Wuhan JV Company, for the purpose of further developing 12-inch wafer production facilities and implementing advanced technologies for the manufacturing of integrated circuits. Under the Wuhan JV Agreement, the Company and Hubei Science & Technology shall contribute 66.66% and 33.34%, respectively, of the registered capital of the Wuhan JV Company.

In April 2012, the Company had announced that the Company anticipated that the formation of the Wuhan JV Company would be delayed until the first half of 2013. the Company currently expects that the formation of any business collaboration with Hubei Science & Technology will be further delayed due to changing market conditions in China and the current status of the global economy. Both the Company and Hubei Science & Technology require additional time to analyze strategies and collaboration direction, aiming to optimize the potential interests of both parties. Furthermore, after having undergone a transition period in transferring responsibility to Wuhan Xinxin, the Company no longer manages and operates Wuhan Xinxin’s 12-inch fab.

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Members of the Board are re-elected or elected by the Company’s shareholders. As of December 31, 2012, the Board consisted of nine (9) Directors, and one (1) Alternate Director. The Board of the Company for the year 2012 comprises:

Name of Director	Age	Position	Class	Appointment Commencement Date
Zhang Wenyi	66	Chairman and Executive Director	I	2011/6/30
Tzu-Yin Chiu	56	Chief Executive Officer and Executive Director	I	2011/8/5
Chen Shanzhi	44	Non-executive Director	II	2009/6/23
Gao Yonggang	48	Non-executive Director	I	2009/6/23
Lawrence Juen-Yee Lau	68	Non-executive Director	III	2011/6/30
Zhou Jie	45	Non-executive Director	III	2009/1/23
Tsuyoshi Kawanishi	84	Independent Non-executive Director	III	2001/9/25
Frank Meng	52	Independent Non-executive Director	II	2011/8/23
Lip-Bu Tan	53	Independent Non-executive Director	II	2001/11/3
Datong Chen	58	Alternate Director of Lawrence Juen-Yee Lau	—	2012/5/10

The Class III Directors will retire from office at the 2013 AGM pursuant to Article 90 of the Company’s Articles of Association. Each of them will be eligible for re-election for a term of three years to hold office as a Class III Director until the 2016 AGM.

Senior Management

The Company’s senior management is appointed by, and serves at the discretion of, the Board. The following table sets forth the names, ages and positions of the senior management as of the date of this annual report.

Name	Age	Position
Tzu-Yin Chiu	56	Chief Executive Officer and Executive Director
Gareth Kung	48	Chief Financial Officer and Company Secretary
Shiuh-Wuu Lee	65	Senior Vice President, Technology Development
Haijun Zhao	49	Senior Vice President, North Operations
Jyishyang Liu	60	Senior Vice President, Central Engineering & Services, Central Operations (Acting)
Dong Cui	41	Senior Vice President, Investment & Strategic Business Development
Mike Rekuc	64	Senior Vice President, Worldwide Sales & Marketing
John Peng	48	Associate Vice President, General Manager of China BU

Brief Biographical Details

Board of Directors

Zhang Wenyi

Chairman of the Board, Executive Director

Mr. Zhang Wenyi joined SMIC in 2011 and is currently the Chairman of the Board. He is also a director of several subsidiaries of SMIC. Mr. Zhang is an electronics industry veteran and entrepreneur well known for his achievements in both the semiconductor and CRT industries. Mr. Zhang previously served as the Chairman of the Board of Shanghai Hua Hong (Group) Co., Ltd., China’s first 8-inch foundry, and Chairman of the Board of Hua Hong Group’s subsidiary Shanghai Hua Hong NEC Electronics Co., Ltd., where he successfully transformed its business model into that of a foundry services company. He was also Chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices. Mr. Zhang was previously General Manager of Shaanxi IRICO Color Picture Tube Plant and President and Chairman of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer. Mr. Zhang has also served as Vice Minister of China’s Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronic devices and components industry and was responsible for managing the Electronics Industrial Fund, which supports emerging technologies and innovation within the industry. Mr. Zhang received his B.S. in electrical engineering from Tsinghua University in Beijing and holds the professional title of senior engineer. He was a member of the 11th National Committee of the Chinese People’s Political Consultative Conference.

Tzu-Yin Chiu

Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu joined SMIC as CEO and Executive Director in 2011. He is also a director of most of SMIC’s subsidiaries. Dr. Chiu is a semiconductor industry veteran with over 30 years of experience spanning technology research, business development, operations and corporate management. Prior to joining SMIC, Dr. Chiu was President and CEO of Hua Hong NEC. He has served in executive positions across the semiconductor industry, including as President and COO of Silterra Malaysia, Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International, Senior Vice President of Shanghai Operations at SMIC, and Senior Director of Fab Operations at Taiwan Semiconductor Manufacturing Company Limited (TSMC). He began his career in the United States at AT&T Bell Laboratories, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. Dr. Chiu holds a bachelor’s degree from Rensselaer Polytechnic Institute, a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and an executive MBA from Columbia University. A senior member of the IEEE, Dr. Chiu holds 40 semiconductor technology patents with 60 additional patents still pending. He has published over thirty technical articles.

Chen Shanzhi

Non-Executive Director

Dr. Chen Shanzhi has been a Director since 2009. Dr. Chen is currently the SVP, CTO and CIO of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the SVP of Datang Telecom Technology & Industry Holdings Co., Ltd., where he is responsible for strategy development, technology and standards development, corporate IT, strategic alliances and cooperation, investment budget management, and external Industrial Investment. Dr. Chen received his bachelor’s degree from Xidian University, his master’s degree from the China Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications, and his Ph.D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology, during which he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in domestic and foreign academic conferences and publications, most of which were published by SCI and EI. Many of his papers have received awards. At present, he has applied for more than 10 national invention patents.

Gao Yonggang

Non-Executive Director

Dr. Gao Yonggang has been a Director since 2009, and is also a director of several subsidiaries of the Company. Dr. Gao is currently the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He is also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd., a standing committee member of Accounting Society of China. Dr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as commercial, industrial, municipal utilities, and many different types of organizations including state-owned enterprises, private companies, joint ventures, and government agencies. In November 2004, he was appointed as the Chief Financial Officer of the China Academy of Telecommunications Technology by the State-owned Assets Supervision and Administration Commission. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has made in-depth studies in the field of financial investment, and has been involved in a number of key research projects and has many publications in this area. Dr. Gao is a Fellow of the Institute of Chartered Accountants in Australia.

Lawrence Juen-Yee Lau

Non-Executive Director

Professor Lawrence Juen-Yee Lau has been a Director since 2011. Professor Lau received his B.S. degree (with Great Distinction) in Physics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969, respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999 as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed Chairman of CIC International (Hong Kong) Co., Limited, a subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, coauthored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau serves as a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment, as well as Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen. Professor Lau also serves as a member of the Exchange Fund Advisory Committee of the Hong Kong Special Administrative Region and its Currency Board and Governance Sub-Committees, the Greater Pearl River Delta Business Council and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. Professor Lau is also non-executive Vice-Chairman of CITIC Capital Holdings Limited, and an independent non-executive director of CNOOC Limited and Far EasTone Telecommunications Company Limited.

Zhou Jie

Non-Executive Director

Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is the president and an executive director of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”), the vice chairman, the chief executive officer as well as an executive director of Shanghai Industrial Holdings Limited (“SIHL”), and the chairman of Shanghai Pharmaceutical (Group) Co., Ltd. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.) and held the positions of chairman and general manager of Shanghai S.I. Capital Co., Ltd. He has nearly 20 years’ experience in investment banking and capital markets operation.

Tsuyoshi Kawanishi

Independent Non-Executive Director

Mr. Tsuyoshi Kawanishi has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi is an advisor to Accenture Ltd. and a number of private companies. Mr. Kawanishi has been proactively leading the semiconductor industry through his strong leadership as an advisor to Semiconductor Equipment and Materials International (SEMI).

Frank Meng

Independent Non-Executive Director

Mr. Frank Meng has been a Director since 2011. Mr. Meng has been in the telecommunications and semiconductor industries for over 20 years. He received his BS degree in microwave and fiber optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York. Mr. Meng joined Motorola in April 2010 and is now the Senior Vice President and President of Greater China of Motorola Mobility, a wholly owned subsidiary of Google, where he is responsible for overseeing all aspects of the company’s business and sales operations in mainland China, Hong Kong and Taiwan. From September 2002 to April 2010, Mr. Meng served as Senior Vice President and President of Greater China of Qualcomm Inc. Prior to joining Qualcomm, he was the Chief Operating Officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc., in Beijing, Infocomm International Corp., in Taipei and Allen Telecom Inc., in Cleveland, Ohio. Mr. Meng is a member of the Expert Committee for Telecommunication Economy (ECTE) of China’s Ministry of Industry and Information Technology.

Lip-Bu Tan

Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2002 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$1.9 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., SINA, United Overseas Bank, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Datong Chen

Alternate Director of Lawrence Juen-Yee Lau

Dr. Datong Chen has been an Alternate Director to Professor Lawrence Juen-Yee Lau, a Non-executive Director of the Company, since 2012. Dr. Chen has more than 20 years of investment and operations experience in the communications technology and semiconductor industries. He is the co-founder and managing director of WestSummit Capital Management Limited. Prior to co-founding WestSummit Capital, Dr. Chen was a venture partner at Northern Light Venture Capital, where he led investments in the semiconductor industry. Dr. Chen was also one of the founders of Spreadtrum Communications, Inc. He has been a director of Spreadtrum since 2004, and served as Spreadtrum’s chief technology officer from 2001 to 2008. Prior to that, he co-founded OmniVision Technologies, Inc. and served as vice president of technology from 1995 to 2000. Dr. Chen holds a bachelor of science degree, master’s degree and Ph.D. degree in electrical engineering from Tsinghua University, and served as a post-doctoral researcher at both the University of Illinois and Stanford University. He holds over 34 U.S. and European patents.

Changes in, and Updates to, Previously Disclosed Information Relating to the Directors

As required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective terms of office are set out below:

•	Mr. Lip-Bu Tan retired from the board of Flextronics International at the company’s 2012 annual general meeting, and has resigned from the board of Inphi Corporation effective December 31, 2012.

•	Dr. Chen Shanzhi ceased to be a member of the expert group of the information technology of the National High Technology Research and Development Program of China (863 Program) in 2012.

Senior Management

Tzu-Yin Chiu

Biographical details are set out on page 33.

Gareth Kung joined SMIC in July 2012. Prior to joining SMIC as Chief Financial Officer and Company Secretary, Mr. Kung had over twenty-two years of experience working as a chief financial officer of publicly listed companies, private equity investment manager, banker and auditor. From 2003 to 2009, Mr. Kung worked at SMIC as the Group Treasurer and subsequently as the Group Controller. Mr. Kung earned his MBA from The University of Western Ontario and a bachelor’s degree in accountancy from National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore as well as a Fellow of the Association of Chartered Certified Accountants. Mr. Kung is also a Chartered Financial Analyst.

Shiuh-Wuu Lee joined SMIC in 2010, and was named Vice President of Technology Development in September 2011. In June 2012 he was promoted to Senior Vice President. Dr. Lee has over 30 years of experience in the semiconductor industry. Prior to arriving at SMIC, he distinguished himself at Intel Corporation and AT&T Bell Laboratories, where he was engaged in logic technology development and developed state-of-the-art tools for microprocessor design. He twice received the Distinguished Technical Achievement award at Bell Labs, served as a technical director at Intel and was elected an Intel Fellow in 2004, the company’s highest technical honor. Dr. Lee received his Ph.D. from the University of Michigan. He is actively involved in semiconductor technology conferences, and he has 54 published technical journal and conference papers. He is the holder of three patents.

Haijun Zhao joined SMIC in 2010, and was named Vice President of North Operations in September 2011. In June 2012 he was promoted to Senior Vice President. He has 19 years of experience in semiconductor operations and technology development, most recently as a vice president of technology development, product engineering and Greater China business at ProMOS Technologies in Taiwan. He also previously held management positions at TECH Semiconductor Singapore. Dr. Zhao received his B.S. and Ph.D. from Tsinghua University, and his MBA from the University of Chicago. He holds two US semiconductor technology patents, with two pending, and has nine published technical papers.

Jyishyang Liu joined SMIC in 2001. He became Vice President of Central Engineering & Services in 2010, and has been Acting Vice President of Central Operations since September 2011. In June 2012 he was promoted to Senior Vice President. He has 28 years of experience in the international semiconductor industry, beginning with research & development work at Motorola and Bell Laboratories, as well as operations management at UMC. Dr. Liu received his BS and MS degrees from National Tsing Hua University and completed his Ph.D. in Materials Science and Engineering at the Massachusetts Institute of Technology. He has seven published technical papers and holds two patents.

Dong Cui joined SMIC in September 2011 as Associate Vice President. In June 2012, he was promoted to Senior Vice President, initially overseeing Administration and Public Affairs. As of March 2013, he oversees Investment and Strategic Business Development. Prior to joining SMIC, from 2009 to 2011, Mr. Cui was President of China Electronics Corporation Hua Hong International Inc. and its investment management arm in Silicon Valley, CEC Capital Management LLC (CEC Capital). From 2002 to 2009, he was Vice President of Shanghai Hua Hong International Inc. and its investment management arm, Hua Hong International USA, LLC, which focused on venture capital investment in the semiconductor industry. From 1998 to 2002, Mr. Cui served as the deputy director of the office of the board of Shanghai Hua Hong Group and later as director of its Beijing representative office. From 1996 to 1998, Mr. Cui was the executive secretary of the general office of the Ministry of Electronics Industry. Mr. Cui received a BA in Chinese Language and Literature from Beijing Normal University, an MS in Management Science and Engineering from Tongji University, Shanghai, an MS in Finance from Golden Gate University, and a Certificate of Accounting in Tax from De Anza College. He has a total of 17 years of experience in the semiconductor industry.

Mike Rekuc joined SMIC in 2011 as President of SMIC Americas. In November 2012, he was promoted to Senior Vice President, initially overseeing Worldwide Sales. As of March 2013, he oversees Worldwide Sales and Marketing. Mr. Rekuc is a distinguished industry veteran with four decades of semiconductor experience in both the United States and Asia. Before joining SMIC, he was President of Grace Semiconductor USA for Shanghai-based foundry Grace Semiconductor. Before Grace, he was Senior Vice President of Sales and Marketing and President of the Americas Region for Singapore-based Chartered Semiconductor (now part of GlobalFoundries) from 1999 to 2010. Prior to joining Chartered, Mr. Rekuc spent 23 years at Motorola, rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Mr. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist. He holds a Bachelor of Science degree in Electrical Engineering from Lawrence Technological University.

John Peng first joined SMIC in 2001 and is currently Associate Vice President and General Manager of the China Business Unit. Prior to joining SMIC, he was Senior Operations Director of Wuxi CSMC-HJ Semiconductor Company Limited, where he was responsible for fab operations and IT, among other responsibilities. He was also a deputy general manager and fab director at Huajing Microelectronics, where he was responsible for China’s National Project 908 AT&T (Lucent) technology transfer, and built China’s most advanced 6-inch fab in 1996. Mr. Peng received his Bachelor’s degree in Physics from Sichuan University, and he received his master’s degree in Microelectronics from Xidian University in 1988. He is a Ph.D. candidate in Microelectronics at Southeast University. He has published more than 10 technical articles.

REPORT OF THE DIRECTORS

Subsidiaries

Except as otherwise listed below, the Company owns 100% of the issued and outstanding share capital of the following subsidiaries. As of December 31, 2012, these subsidiaries are as follows:

1.                       中芯國際集成電路製造(上海)有限公司

Semiconductor Manufacturing International (Shanghai) Corporation*

Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$5,200,000,000

Registered capital: US$1,740,000,000

Equity holder: the Company (100%)

2.                       中芯國際集成電路製造(北京)有限公司

Semiconductor Manufacturing International (Beijing) Corporation*

Principal place of operation: Beijing, PRC

Place of incorporation: Beijing, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$3,000,000,000

Registered capital: US$1,000,000,000

Equity holder: the Company (100%)

3.                       中芯國際集成電路製造(天津)有限公司

Semiconductor Manufacturing International (Tianjin) Corporation*

Principal place of operation: Tianjin, PRC

Place of incorporation: Tianjin, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$1,100,000,000

Registered capital: US$690,000,000

Equity holder: the Company (100%)

4.

SMIC Japan Corporation*

Principal country of operation: Japan

Place of incorporation: Japan

Authorised capital: JPY10,000,000 divided into 200 shares of a par value of JPY50,000

Equity holder: the Company (100%)

5.                       SMIC, Americas

Principal country of operation: U.S.A.

Place of incorporation: California, US

Authorised capital: US$500,000 divided into 50,000,000 shares of common stock of a par value of US$0.01

Equity holder: the Company (100%)

*                             For identification purposes only

6.                       Better Way Enterprises Limited

Principal country of operation: Samoa

Place of incorporation: Samoa

Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00

Issued share capital: US$1.00

Equity holder: the Company (100%)

7.                      SMIC Europe S.R.L.

Principal place of operation: Agrate Brianza (Monza and Brianza).

Place of incorporation: Agrate Brianza (Monza and Brianza).

Registered capital: Euros100,000

Equity holder: the Company (100%)

8.                      Semiconductor Manufacturing International (Solar Cell) Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$11,000 divided into 11,000,000 ordinary shares of US$0.001 each

Equity holder: the Company (100%)

9.                       中芯能源科技(上海)有限公司

SMIC Energy Technology (Shanghai) Corporation*

Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$28,935,000

Registered capital: US$12,000,000

Equity holder: the Company (100%, indirectly through SMIC Solar Cell (HK) Company Limited)

10.               中芯貿易(上海)有限公司

SMIC Commercial Shanghai Limited Company*

Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$1,100,000

Registered capital: US$800,000

Equity holder: the Company (100%)

11.                中芯國際開發管理(成都)有限公司

SMIC Development (Chengdu) Corporation*

Principal place of operation: Chengdu, PRC

Place of incorporation: Chengdu, PRC

Legal entity: Wholly foreign-owned enterprise

Total Investment: US$12,500,000

Registered capital: US$5,000,000

Equity holder: the Company (100%)

*                             For identification purposes only

12.                Magnificent Tower Limited

Principal country of operation: British Virgin Islands

Place of incorporation: British Virgin Islands

Authorised capital: US$50,000

Issued share capital: US$1.00

Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

13.                SMIC Shanghai (Cayman) Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$50,000

Issued share capital: US$0.0004

Equity holder: the Company (100%)

14.                SMIC Beijing (Cayman) Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$50,000

Issued share capital: US$0.0004

Equity holder: the Company (100%)

15.                SMIC Tianjin (Cayman) Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$50,000

Issued share capital: US$0.0004

Equity holder: the Company (100%)

16.                SMIC Shanghai (HK) Company Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through SMIC Shanghai (Cayman) Corporation)

17.                SMIC Beijing (HK) Company Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through SMIC Beijing (Cayman) Corporation

18.                SMIC Tianjin (HK) Company Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through SMIC Tianjin (Cayman) Corporation)

19.                SMIC Solar Cell (HK) Company Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$10,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International (Solar Cell) Corporation)

20.                Semiconductor Manufacturing International (BVI) Corporation

Principal country of operation: British Virgin Islands

Place of incorporation: British Virgin Islands

Authorised capital: US$10.00

Issued share capital: US$10.00

Equity holder: the Company (100%)

21.              Admiral Investment Holdings Limited

Principal country of operation: British Virgin Islands

Place of incorporation: British Virgin Islands

Authorised capital: US$10.00

Issued share capital: US$10.00

Equity holder: the Company (100%)

22.                SMIC Shenzhen (Cayman) Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$50,000

Issued share capital: US$0.0004

Equity holder: the Company (100%)

23.                中芯國際(武漢)開發有限公司

SMIC (Wuhan) Development Corporation*

Principal place of operation: Wuhan, PRC

Place of incorporation: Wuhan, PRC

Legal entity: Wholly foreign-owned enterprise

Total Investment: RMB20,000,000

Registered capital: RMB20,000,000

Equity holder: the Company (100% indirectly through Semiconductor Manufacturing International (Shanghai) Corporation*)

24.               SMIC Shenzhen (HK) Company Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100% indirectly through SMIC Shenzhen (Cayman) Corporation)

25.               SilTech Semiconductor Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$10,000

Issued share capital: US$10,000

Equity holder: the Company (100%)

26.               SilTech Semiconductor (Hong Kong) Corporation Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$1,000

Issued share capital: HK$1,000

Equity holder: the Company (100% indirectly through SilTech Semiconductor Corporation)

27.                中芯國際集成電路製造(深圳)有限公司

Semiconductor Manufacturing International (Shenzhen) Corporation*

Principal place of operation: Shenzhen, PRC

Place of incorporation: Shenzhen, PRC

Legal entity: Wholly foreign-owned enterprise

Total Investment: US$380,000,000

Registered capital: US$127,000,000

Equity holder: the Company (100% indirectly through SMIC Shenzhen (HK) Company Limited)

*                             For identification purposes only

28.                芯電半導體(上海)有限公司

SilTech Semiconductor Shanghai Corporation*

Principal place of operation: Shanghai, PRC

PRC Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$35,000,000

Registered capital: US$12,000,000

Equity holder: the Company (100% indirectly through SilTech Semiconductor (Hong Kong) Corporation Limited)

29.                Brite Semiconductor Corporation

Principal place of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorized capital: US$332,500

Issued share capital: US$0.01

Equity holder: the Company (44.2%)

30.                Brite Semiconductor Hong Kong Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorized capital: HK$35,000

Issued share capital: HK$1.00

Equity holder: the Company (44.2%, indirectly through Brite Semiconductor Corporation)

31.                燦芯半導體(上海)有限公司

Brite Semiconductor (Shanghai) Corporation

Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Registered capital: US$3,000,000

Equity holder: the Company (44.2%, indirectly through Brite Semiconductor Hong Kong Limited)

Share Capital

On June 4, 2012, all 360,589,053 convertible preferred shares issued to Country Hill Limited (“CHL”) and all 84,956,858 convertible preferred shares issued to Datang Holdings (Hongkong) Investment Company Limited (“Datang (Hongkong)”) were mandatorily converted into ordinary shares of the Company (“Ordinary Shares”) at the conversion rate of 10 Ordinary Shares per convertible preferred share. As a result of the conversion, the Company issued 3,605,890,530 and 849,568,580 Ordinary Shares to CHL and Datang (Hongkong), respectively, on June 4, 2012.

During the year ended December 31, 2012, the Company issued 16,639,200 Ordinary Shares to certain of the eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 Stock Option Plan (“2004 Stock Option Plan”), 28,566,748 Ordinary Shares to certain of the eligible participants pursuant to the Company’s amended and restated 2004 Equity Incentive Plan (“2004 Equity Incentive Plan”), and 11,798,500 Ordinary Shares to certain of the eligible participants pursuant to the Company’s 2001 Stock Plan.

During the year ended December 31, 2012, the Company did not repurchase any shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”) or the Company’s 2001 Stock Plan.

Number of Shares
Outstanding Share Capital as at December 31, 2012:	Outstanding
Ordinary Shares	32,000,139,623

Under the terms of the 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Company’s Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue to the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Units. For the year ended December 31, 2012, the Compensation Committee granted a total of 65,170,000 Restricted Share Units.

The remaining vesting dates of the Restricted Share Units granted (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Vesting Dates	Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of eligible participants prior to vesting)
2012
1-Jan	14,320,699
21-Jan	200,000
29-Jan	75,000
1-Feb	483,393
4-Feb	1,679,399
13-Feb	75,000
16-Feb	75,000
23-Feb	8,396,994
12-Mar	125,000
31-Mar	125,000
22-May	8,750
24-May	1,684,992
30-Jun	2,330,023
5-Aug	9,320,093
27-Oct	50,000
2013
1-Jan	7,556,546
23-Feb	1,679,398
31-Mar	125,000
1-May	14,850,000
24-May	1,684,992
30-Jun	2,330,023
9-Jul	625,000
5-Aug	9,320,093

Vesting Dates	Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of eligible participants prior to vesting)
2014
1-Jan	7,556,583
23-Feb	1,679,399
31-Mar	125,000
1-May	14,850,000
24-May	1,684,993
30-Jun	2,330,023
9-Jul	625,000
5-Aug	9,320,093
2015
1-Jan	3,893,759
1-May	14,850,000
30-Jun	2,330,024
9-Jul	625,000
5-Aug	9,320,093
2016
30-Apr	14,850,000
9-Jul	625,000

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company’s Ordinary Shares during the year ended December 31, 2012.

Public Float

Based on publicly available information and within the Directors’ knowledge, more than 25% of the Company’s issued share capital was held by the public (as defined in the Listing Rules) as at the date of this annual report.

Debt To Equity Ratio

As of December 31, 2012, the Company’s net debt to equity ratio was approximately 32.42%. Please refer to Note 35 to our financial statements for calculation.

Dividends and Dividend Policy

At the end of 2012, the Company’s accumulated deficit decreased to US$1,867.0 million from an accumulated deficit of US$1,889.8 million at the end of 2011. The Company has not declared or paid any cash dividends on the Ordinary Shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the Ordinary Shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

•                            the Company’s results of operations and cash flow;

•                            the Company’s future prospects;

•                            the Company’s capital requirements and surplus;

•                            the Company’s financial condition;

•                            general business conditions;

•                            contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and

•                            other factors deemed relevant by the Board.

The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:

•                            recovery of losses, if any;

•                            allocation to the statutory common reserve funds;

•                            allocation to staff and workers’ bonus and welfare funds; and

•                            allocation to a discretionary common reserve fund if approved by the Company’s shareholders.

More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if the accumulation of such reserves has reached at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.

Directors’ Interests in Contracts of Significance

There were no contracts of significance during the year to which the Company or any of its subsidiaries was a party and in which any of the Directors was materially interested.

Major Suppliers and Customers

In 2012, the Company’s largest and five largest raw materials suppliers accounted for approximately 11.87% and 41.30%, respectively, of the Company’s overall raw materials purchases. China Investment Corporation, through its controlled subsidiaries, holds less than a 0.3% shareholding interest in one of the Company’s five largest suppliers in 2012. To the best of the Company’s knowledge, none of the Directors or the other shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest suppliers. Almost all of the Company’s materials are imported free of value-added tax and import duties due to concessions granted to the semiconductor industry in China.

In 2012, the Company’s largest and five largest customers accounted for approximately 22.5% and 56.0%, respectively, of the Company’s total overall sales. Mr. Lip-Bu Tan, a Director of the Company, holds through his trust a shareholding interest of less than 1% in two of the Company’s five largest customers in 2012. China Investment Corporation, through its controlled subsidiaries, holds less than 0.3% shareholding interest, respectively, in two of the Company’s five largest customers in 2012. To the best of the Company’s knowledge, none of the other Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest customers.

Pre-emptive Rights

The Company confirms there are no statutory pre-emptive rights under the law of the Cayman Islands.

Director’s Interests in Securities

As of December 31, 2012, the interests or short positions of the Directors in the Ordinary Shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”)), which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

							Percentage
							of aggregate
							interests to
			Number of	Derivatives			total issued
	Long/Short	Nature of	Ordinary	Share		Total	share capital
Board member	Position	Interests	Shares held	Options	Other	Interests	(Note 1)
Executive Director
Zhang Wenyi	Long Position	Personal	—	21,746,883	9,320,093	31,066,976	0.097%
				(Note 2)	(Note 3)
Tzu-Yin Chiu	Long Position	Personal	13,326,759	86,987,535	27,960,279	128,274,573	0.412%
				(Note 4)	(Note 5)
Non-executive Director
Chen Shanzhi	Long Position	Personal	—	3,145,319	—	3,145,319	0.001%
				(Note 6)
Gao Yonggang	Long Position	Personal	—	3,145,319	—	3,145,319	0.001%
				(Note 6)
Lawrence Juen-Yee Lau	—	—	—	—	—	—	—
Zhou Jie	—	—	—	—	—	—	—
Independent Non-executive Director
Tsuyoshi Kawanishi	Long Position	Personal	—	5,634,877	—	5,634,877	0.018%
				(Note 7)
Frank Meng	Long Position	Personal	—	4,471,244	—	4,471,244	0.014%
				(Note 8)
Lip-Bu Tan	Long Position	Personal	—	4,634,877	—	4,634,877	0.014%
				(Note 9)
Alternate Director
Datong Chen	—	—	—	—	—	—	—

Notes

(1)      Based on 32,000,139,623 Ordinary Shares in issue as at December 31, 2012.

(2)      On September 8, 2011, Mr. Zhang was granted options to purchase 21,746,883 Ordinary Shares at a price of HK$0.455 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As of December 31, 2012, none of these options have been exercised.

(3)      On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. 25% of these Restricted Share Units will vest on each anniversary of June 30, 2011 and will be fully vested on June 30, 2015.

(4)      On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Ordinary Shares at a price of HK$0.455 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of the Director’s service to the Board. As of December 31, 2012, none of these options have been exercised.

(5)      On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. 25% of these Restricted Share Units will vest on each anniversary of the August 5, 2011, and will be fully vested on August 5, 2015. As of the date of this annual report, 25% of Dr. Chiu’s Restricted Share Units was vested and 9,320,093 Ordinary Shares were issued to him.

(6)      On May 24, 2010, each of Dr. Chen and Dr. Gao was granted options to purchase 3,145,319 Ordinary Shares at a price per share of HK$0.64. These options will expire on the earlier of May 23, 2020 or 120 days after termination of the Directors’ service to the Board. As of December 31, 2012, none of these options have been exercised.

(7)      This comprises of (a) options granted to Mr. Kawanishi on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price per share of HK$0.77 pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of the Directors’ service to the Board, (b) options granted to Mr. Kawanishi on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price per share of HK$0.27 pursuant to the 2004 Stock Option Plan will expire on the earlier of February 17, 2019 or 120 days after termination of the Directors’ service to the Board, (c) options granted to Mr. Kawanishi on September 29, 2006 to purchase 500,000 Ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the Directors’ service to the Board, and (d) options to purchase 1,000,000 Ordinary Shares which will expire on January 14, 2014. As of December 31, 2012, none of these options have been exercised.

(8)      On November 17, 2011, Mr. Meng was granted options to purchase 4,471,244 Ordinary Shares at a price of HK$0.4 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of November 16, 2021 or 120 days after termination of the Director’s service to the Board. As of December 31, 2012, none of these options have been exercised.

(9)      This comprises of (a) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price per share of HK$0.77 pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of the Directors’ service to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price per share of HK$0.27 pursuant to the 2004 Stock Option Plan which will expire on the earlier of February 17, 2019 or 120 days after termination of the Directors’ service to the Board, and (c) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the Director’s service to the Board. As of December 31, 2012, none of these options have been exercised.

Director’s Service Contracts

No Director proposed for re-election at the 2013 AGM has or proposes to have a service contract which is not terminable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

Substantial Shareholders

Set out below are the names of the parties (not being a Director or chief executive of the Company) which were interested in 5 percent or more of the nominal value of the share capital of the Company and the respective relevant numbers of Ordinary Shares in which they were interested as at December 31, 2012 as recorded in the register kept by the Company under section 336 of the SFO.

					Percentage of
					aggregate
					interests to
		Number of			total issued
		Ordinary		Total	share capital
Name of Shareholder	Long/Short Position	Shares held	Derivatives	interests	(Note 1)
Datang Telecom Technology & Industry	Long position	6,166,138,341	—	6,166,138,341	19.27%
Holdings Co., Ltd. (“Datang”)		(Note 2)
China Investment Corporation	Long Position	3,605,890,530	—	3,605,890,530	11.27%
		(Note 3)
Shanghai Industrial Investment (Holdings)	Long Position	1,978,277,340	—	1,978,277,340	5.73%
Company Limited (“SIIC”)		(Note 4)
Taiwan Semiconductor Manufacturing	Long Position	1,302,210,218	840,141,387	2,142,351,605	6.70%
Company Limited (“TSMC”)		(Note 5)	(Note 6)	(Note 7)

Notes

(1)                   Based on 32,000,139,623 Ordinary Shares in issue as at December 31, 2012.

(2)                   All such shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3)                   All such shares are held by Country Hill Limited. Country Hill Limited is wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation.

(4)                   This comprises of 145,008,000 held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC, and 1,833,269,340 held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Ordinary Shares held by SITPHL. As at December 31, 2012, the Company’s Director, Mr. Zhou Jie, is an executive director and a president of SIIC. He is also an executive director, the vice chairman and the chief executive officer of Shanghai Industrial Holdings Limited. It is the Company’s understanding that voting and investment control over the shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

(5)                   All such shares are held by TSMC.

(6)                   This represents the warrant held by TSMC to subscribe, in aggregate, up to 840,141,387 Ordinary Shares, subject to adjustment, at an exercise price of HK$1.30 per share, as recorded in the register kept by the Company under section 336 of the SFO. As at the date of this report, no portion of this warrant has been exercised.

(7)                   According to TSMC’s Form 2 (Corporate Substantial Shareholder Notice) dated March 28, 2013, TSMC was interested in 1,265,947,605 Shares (which comprise of 425,806,218 Ordinary Shares and a warrant to subscribe up to 840,141,387 Ordinary Shares).

Emoluments to the Directors

Details regarding the emoluments to each of our Directors in 2012 and 2011 are set out in Note 13 to the consolidated financial statements.

In 2012, the Board did not grant share options or Restricted Share Units to any Directors as compensation for their service on the Board.

Emoluments to the Senior Management

The remuneration of senior management personnel during the year are as follows:

	year ended	year ended
	12/31/12	12/31/11
	USD’000	USD’000
Short-term benefits	2,742	2,216
Share-based payments	872	735
	3,614	2,951

The number of senior management whose remuneration fell within the following bands is as follow:

	Number of individuals
	2012	2011
HK$1,000,001 ($128,721) to HK$1,500,000 ($193,080)	2	1
HK$1,500,001 ($193,081) to HK$2,500,000 ($321,800)	4	3
HK$2,500,001 ($321,801) to HK$3,000,000 ($386,160)	1	—
HK$3,000,001 ($386,161) to HK$3,500,000 ($450,520)	1	1
HK$4,000,001 ($514,881) to HK$4,500,000 ($579,240)	—	1
HK$4,500,001 ($579,241) to HK$5,000,000 ($643,600)	—	2
HK$12,000,001 ($1,544,641) to HK$12,500,000 ($1,609,000)	1	—
	9	8

Five Highest Paid Individuals

The emoluments of the five individuals whose emoluments were the highest in the Company for the year ended December 31, 2012 and 2011, including Tzu-Yin Chiu, Chief Executive Officer and Executive Director of the Company, are set out in Note 14 to the consolidated financial statements.

Remuneration Policy

The Company’s employees are compensated by cash and a variety of additional incentives. In addition to a monthly salary, the Company’s employees have the opportunity to earn additional merit-based bonuses according to the overall performance of the Company, each individual and his or her department. Additional benefits include participation in the Company’s 2004 global equity incentive compensation program, social welfare benefits for qualified employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Directors are compensated for their services as Directors, primarily by salaries and grants of options to purchase ordinary shares under the Stock Option Plan (as defined below). The compensation committee of the Company (the “Compensation Committee”) proposes, and the Board, other than interested Directors, approves, for the Directors, a remuneration package, which is comparable with the compensation received by directors in other similar publicly-traded companies.

The Company’s local Chinese employees are entitled to a retirement benefit based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. We are required to make contributions to the state-managed retirement plan at a rate equal to 20.0% to 22.0% of the monthly salary of current employees. Employees are required to make contributions at a rate equal to 6% to 8% of their salary. The Company’s contribution to such pension plan is approximately US$22 million, US$16.6 million, and US$12.8 million for the years ended December 31, 2012, 2011, and 2010, respectively. The retirement benefits do not apply to expatriate employees.

Auditors

The current auditors, Deloitte Touche Tohmatsu, have signified their willingness to continue in office. A resolution will be proposed at the 2013 AGM to reappoint them as the auditors of the Company and authorize the audit committee of the Company to fix their remuneration.

Connected Transactions

Framework Agreement with Datang

On December 14, 2011, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”), a substantial shareholder of the Company. Pursuant to the agreement, the Company (including its subsidiaries) and Datang (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by the Company from the transactions contemplated under the Framework Agreement, are

•                            US$5.2 million for the year ending December 31, 2011,

•                            US$40 million for the year ending December 31, 2012, and

•                            US$60 million for the year ending December 31, 2013.

In arriving at the above caps, the Company has considered the potential level of transactions it may potentially engage in in light of current market conditions of the semiconductor industry and the technological capability of the Company, having regard to the historical transaction volume of Datang and its associates with the Company, and the Company’s historical revenues.

The aggregate revenues generated by the Company from the transactions entered into pursuant to the Framework Agreement were approximately US$9.7 million for the year ended December 31, 2012, and approximately US$4.6 million for the year ended December 31, 2011.

Pursuant to Rule 14A.38 of the Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Framework Agreement and had provided to the Board of Directors an unqualified letter containing findings and conclusions in respect of the continuing connected transactions.

Pursuant to Rule 14A.37 of the Listing Rules, the Independent Non-executive Directors have reviewed the auditor’s report about the continuing connected transactions with Datang, and confirmed that the transactions under the Framework Agreement that took place between Datang (or any of its associates) and the Company (or any of its subsidiaries) for the year ended December 31, 2012 had been entered into:

(1)                   in the ordinary and usual course of business of the Company;

(2)                   on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3)                   in accordance with the Framework Agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Related Party Transactions

In addition to the above, the Company entered into certain transactions with parties regarded as “related parties” under the applicable accounting standards which are not regarded as connected transactions as defined under the Listing Rules. Details of these related party transactions are disclosed in note 36 to the consolidated financial statements.

Employees

The following table sets forth, as of the dates indicated, the number of the Company’s employees serving in the capacities indicated:

	As of December 31,
Function	Y2009	Y2010	Y2011	Y2012
Managers	1,064	917	898	922
Professionals(1)	4,510	3,920	4,297	4,164
Technicians	4,484	4,970	3,910	4,650
Clerical staff	249	269	347	238
Total(2)	10,307	10,076	9,452	9,974

Notes:

(1)                   Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)                   Includes 372, 145, 1 and 3 temporary and part-time employees in 2009, 2010, 2011 and 2012 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of the Company’s employees by geographic location:

	As of December 31,
Location	Y2009	Y2010	Y2011	Y2012
Shanghai	6,460	5,395	5,555	6,037
Beijing	1,552	2,102	2,253	2,491
Tianjin	997	1,439	1,321	1,354
Chengdu	1,104	792	12	11
Shenzhen	154	142	36	23
Wuhan	—	174	236	17
United States	17	15	17	18
Europe	9	8	6	8
Japan	8	3	—	—
Taiwan Office	—	—	11	11
Hong Kong	6	6	5	4
Total	10,307	10,076	9,452	9,974

The Company’s success depends to a significant extent upon, among other factors, the Company’s ability to attract, retain and motivate qualified personnel.

As of December 31, 2012, 1,480 and 128 of the Company’s employees held master’s degrees and doctorate degrees, respectively. As of the same date, 2,923 of the Company’s employees possessed a bachelor’s degree.

The Company’s Engineers received an average of 18.6 hours of internal and external training per person in 2012.

The Company has also entered into agreements with Shanghai University, Beijing Institute of Petrochemical Technology and Tianjin University to offer a Bachelor’s and Master’s degree program and Beijing University, Fudan University, Jiaotong University and Tianjin University to offer graduate degree programs for its technicians. These employees can earn these degrees in either microelectronics or solid-state circuitry. In addition, the Company employs many qualified personnel that have relocated back to China after receiving valuable industry experience overseas.

As a supplement to their salaries, the Company’s employees have the opportunity to earn performance bonus based on the Company’s profitability, business achievements, and individual performance. Additional benefits include participation in the 2004 global equity incentive compensation program, social welfare benefits for qualified employees, paid leave, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Company provides occupational health and hygiene management for the welfare of the Company’s employees. This includes occupational physical examination, the monitoring of air quality, illumination, radiation, noise and drinking water. The Company’s employees are not covered by any collective bargaining agreements.

Share Option Schemes

The Company’s shareholders adopted the 2004 Stock Option Plan (the “Stock Option Plan”), the EIP and the Employee Stock Purchase Plan (the “ESPP”, together with the Stock Option Plan and the EIP, the “Option Plans”) to attract and retain its employees.

Stock Option Plan

The following is a summary of the principal terms of the Stock Option Plan conditionally adopted by the Company by way of shareholders’ resolutions dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004. Adoption of the Stock Option Plan took effect on March 18, 2004 being the first date of dealings in the ordinary shares.

Summary of the terms of the Stock Option Plan

(a)             Purpose of the Stock Option Plan

The purposes of the Stock Option Plan are to attract, retain and motivate employees and Directors of, and other service providers to the Company, to provide a means of compensating them through the grant of stock options for their contribution to the Company’s growth and profits, and to allow such employees, Directors and service providers to participate in such growth and profitability.

(b)            Who may join

The Compensation Committee may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Company whether located in China, the United States or elsewhere to take up options to subscribe for ordinary shares at a price calculated in accordance with sub-paragraph (e) below. The Compensation Committee may also grant stock options to a Director who is not an employee of the Company (“Non-Employee Director”).

(c)             Stock Options

Stock options granted under the Stock Option Plan (“Stock Options”) shall entitle a participant (“Participant”) of the Stock Option Plan to purchase a specified number of ordinary shares or ADSs (the “Plan Shares”) during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under the Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Director.

The Company shall issue an Award Document to each Participant of the Stock Option Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Compensation Committee or the Administrator (as defined below), as the case may be) by the Participant. The Company may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the Company. The Compensation Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The Stock Option Plan does not provide for any payment upon application or acceptance of an option.

(d)            Administration of the Stock Option Plan

The Compensation Committee shall be responsible for the administration of the Stock Option Plan. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Plan Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Compensation Committee is not obligated to grant Stock Options to Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Participants. Any determination by the Compensation Committee in relation to the carrying out and administering of the Stock Option Plan shall be final and binding. No member of the Compensation Committee shall be liable for any action or determination made in good faith, and the members of the Compensation Committee shall be entitled to indemnification and reimbursement in the manner provided in the Company’s articles of association.

The Compensation Committee may delegate some or all of its authority under the Stock Option Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Committee or one or more of the officers of the Company. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the Stock Option Plan. The Compensation Committee shall not delegate its authority to grant Stock Options to executive officers of the Company.

(e)             Exercise Price

The exercise price per Plan Share purchasable under a Stock Option shall be fixed by the Committee at the time of grant or by a method specified by the Compensation Committee at the time of grant, but in no event shall be less than the Fair Market Value of a Plan Share on the date such Stock Option is granted.

The Fair Market Value of a Share will be the higher of (i) the closing price of the ordinary shares on the HKSE’s daily quotation sheet on the applicable date of grant (which must be a business day), and (ii) the average closing price of the ordinary shares on the HKSE (as stated in the relevant daily quotation sheets of the HKSE) for the five business days immediately preceding the date of grant.

The Fair Market Value of the ADSs shall be the highest of (i) the closing price of the ADSs on the NYSE on the applicable date of grant, and (ii) the average closing price of the ADSs on the NYSE for the five business days immediately preceding the date of grant.

(f)                Limit of the Stock Option Plan

At the annual general meeting of the shareholders held on June 23, 2009, the shareholders of the Company approved an increase to the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,668,733 ordinary shares of the Company.

The number of ordinary shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Stock Option Plan and all outstanding purchase rights granted under the Employee Stock Purchase Plan or other employee stock purchase plan of the Company must not exceed in aggregate 30 percent of the issued and outstanding ordinary shares in issuance from time to time.

(g)            Individual Limit

The total number of ordinary shares underlying Stock Options or other options granted by the Company to, and the total number of ordinary shares that may be purchased under one or more purchase rights granted under the Employee Stock Purchase Plan or any other employee stock purchase plan granted by the Company by, a Participant (including both exercised and outstanding Stock Options) in any twelvemonth period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent Non-executive Director) of the then issued and outstanding ordinary shares unless otherwise allowed under the Listing Rules.

(h)            Exercise of Option

A Stock Option shall vest, and be exercised, in accordance with the terms of the Stock Option Plan, the relevant award document and any rules and procedures established by the Compensation Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant.

(i)                Director Options

Each non-employee Director may be granted Stock Options to purchase ordinary shares (or an equivalent of ADSs) on the terms set out in the relevant award document.

The Directors shall exercise all authority and responsibility with respect to Stock Options granted to Directors subject to the requirements of the Listing Rules.

All non-employee Directors’ Stock Options shall only vest provided that the Director has remained in service as a Director through such vesting date. The unvested portion of a Stock Option granted to a Director shall be forfeited in full if the Director’s service with the Board ends for any reason prior to the applicable vesting date.

Following termination of a non-employee Director’s service on the Board, such non-employee Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)                Termination or Lapse of Option

A Stock Option shall terminate or lapse automatically upon:

(i)                  the expiry of ten years from the date of grant;

(ii)               the termination of a Participant’s employment or service relationship with the Company for a reason set out in sub-paragraph (l) below;

(iii)            a complete liquidation or dissolution of the Company, in which case all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person save as to any contrary directions of the Compensation Committee;

(iv)           the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Participant is employed by such subsidiary, division or operating unit); and

(v)              termination of the service relationship with a service provider (where the Participant is a service provider of the Company).

(k)             Rights are personal to Participant

A Stock Option is personal to the Participant and shall be exercisable by such Participant or his or her Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Compensation Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

(l)                Termination of employment or service

If a Participant’s employment or service with the Company is terminated for the following reasons:

(i)                  the failure or refusal of the Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the Company;

(ii)               any material violation by the Participant of any law or regulation applicable to any business of the Company, or the Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Participant of a common law fraud against the Company; or

(iii)            any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Company,

then all Stock Options granted to the Participant, whether or not then vested, shall immediately lapse. The Compensation Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Participant’s termination of employment for purposes of providing such Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of such Participant terminates.

(m)        Change in control of the Company

The Compensation Committee may specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Stock Option Plan) will have on such Stock Option. The Compensation Committee may also, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Compensation Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their Stock Options in connection with such Change in Control.

(n)            Change in the capital structure of the Company

In the event of an alteration in the capital structure of the Company (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Compensation Committee may equitably adjust the number and kind of Plan Shares authorised for issuance in order to preserve the benefits or potential benefits intended to be made available under the Stock Option Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.

(o)            Period of the Stock Option Plan

The Stock Option Plan shall remain in force for a period of ten years commencing on the date of Shareholders’ approval of the Stock Option Plan.

(p)            Amendments and Termination

The Stock Option Plan may be altered, amended in whole or in part, suspended and terminated by the Board at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the Stock Option Plan. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the Stock Option Plan shall be deemed to take effect automatically under the terms of the Share Option Plan. Any alteration or amendment must be in accordance with the requirements of applicable laws, the Listing Rules and permitted by the HKSE.

If the Stock Option Plan is terminated early by the Board, no further Stock Options may be offered but unless otherwise stated in the Plan, Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Stock Option Plan.

(q)            Voting and dividend rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

(r)               Cancellation of Stock Options

Stock Options granted but not exercised may not be cancelled unless an offer to cancel share options has been made pursuant to Rule 13 of the Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures commission has consented to such cancellation.

(s)             Ranking of Ordinary Shares

The ordinary shares to be allotted upon the exercise of a Stock Option will be subject to the then effective articles of association and will rank pari passu with the Plan Shares in issue on the date of such allotment.

Employee Stock Purchase Plan

The following is a summary of the principal terms of the ESPP conditionally adopted by the Company by way of shareholders’ resolutions dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004.

Summary of the terms of the ESPP

(a)             Purposes of the ESPP

The purposes of the ESPP are to attract, retain and motivate employees of the Company, to provide a means of compensating the employees for their contributions to the growth and profitability by permitting such employees to purchase the ADSs of the Company at a discount and receive favourable U.S. income tax treatment on a subsequent qualifying disposition of such ADSs.

(b)            Who may join

Subject to any contrary directions given by the Compensation Committee, all full-time and regular part-time employees (the “Employees”) of the Company as at the first business day (the “Offering Date”) of a given period specified by the Committee (the “Offering Period”) shall be eligible to enroll in the ESPP. To be eligible to purchase ADSs, all Employees must maintain his or her employment status, without interruption, with the Company through the last day of the applicable Offering Period (the “Purchase Date”).

(c)             Offering Period

The ESPP shall be implemented by a series of Offering Periods. An eligible Employee of the Company may elect to participate in the ESPP for any Offering Period by completing the requisite documents. The Compensation Committee shall determine the starting and ending dates of each Offering Period but no Offering Period shall be shorter than 6 months or longer than 27 months.

(d)            Employees’ Contributions under the ESPP

All amounts that a Participant contributes (“Contributions”) shall be credited to his or her account under the ESPP. Participants must elect to have payroll deductions made on each payday during the Offering Period in a dollar amount specified in the documents submitted by him or by her. The Compensation Committee may permit Participants to make supplemental Contributions into his or her account, on such terms and subject to such limitations as the Compensation Committee may decide.

Participants may, on one occasion only during an Offering Period, decrease the rate of his or her Contributions to his or her account for the Offering Period, including a decrease to zero. The Participant may restore his or her Contributions to the original level, prior to the earlier of,

(i)                  six months after the effective date of any such decrease; and

(ii)               the end of the relevant Offering Period.

(e)             Grant of Purchase Right

Each eligible Employee who elects to participate in the ESPP in any given Offering Period shall be granted on the Purchase Date, a right to purchase the Plan Shares (the “Purchase Right”). The Purchase Right of a Participant shall be calculated in accordance with the following formula:

(i)                  dividing (A) the product of US$25,000 and the number of calendar years during all or part of which the Purchase Right shall be outstanding by (B) the closing price of the Plan Shares on the applicable exchange on which Plan Shares are trading (the “Fair Market Value”) on the applicable exchange of the Plan Shares on the Offering Date; and

(ii)               subtracting from the quotient thereof (A) the number of Plan Shares that the Employee has purchased during the calendar year in which the Offering Date occurs under the ESPP or under any other employee stock purchase plan of the Company or any subsidiary of the Company which is intended to qualify under Section 423 of the U.S. International Revenue Code of 1986 plus (B) the number of Plan Shares subject on the Offering Date to any outstanding Purchase Rights granted to the Employee under any related Plan.

If application of the above formula would result in the grant of Purchase Rights covering, in the aggregate, more than the number of Plan Shares that the Compensation Committee has made available for the relevant Offering Period, then the Compensation Committee shall adjust the number of Plan Shares subject to the Purchase Right in order that, following such adjustment, the aggregate number of Plan Shares subject to the purchase Right shall remain within the applicable limit.

All Purchase Rights outstanding at the tenth anniversary of the Plan shall remain outstanding through, and may be exercised upon the relevant Purchase Date, but no additional Purchase Right shall be granted under the ESPP.

(f)                Exercise of Purchase Right

Unless a Participant withdraws from the ESPP, his or her Purchase Right shall become exercisable automatically, on the Purchase Date of the relevant Offering Period for the number of Plan Shares obtained by dividing the accumulated Contributions credited to the Participant’s account as of the Purchase Date by the applicable Purchase Price, being an amount not less than 85 percent of the Fair Market Value of the Plan Shares on the Offering Date or on the Purchase Date, whichever is lower (the “Purchase Price”).

The Compensation Committee may credit any Contributions that have been credited to a Participant’s account under the ESPP with interest. Any interest credited to a Participant’s account shall not be used to purchase Plan Shares and shall instead be paid to the Participant at the end of the relevant Offering Period.

If any portion of a Participant’s accumulated Contributions is not used to purchase Plan Shares on a given Purchase Date, the remaining amount shall be held in the Participant’s account and used for the purchase of Plan Shares under the next Offering Period, unless the Participant withdraws from the next Offering Period.

The exercise of the Purchase Right granted under the ESPP is not subject to any performance target.

(g)            Limit of the ESPP

At the annual general meeting of the shareholders held on June 23, 2009, the shareholders of the Company approved an increase of the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,668,733 ordinary shares of the Company.

The number of ordinary shares that may be issued upon exercise of all outstanding Purchase Rights granted under the ESPP or other employee stock purchase plan of the Company or any outstanding stock options granted under the Stock Option Plan or other stock option plan of the Company must not exceed, in the aggregate, thirty percent of the issued and outstanding ordinary shares from time to time.

No Employee shall be granted a Purchase Right pursuant to the terms of ESPP if:

(i)                  immediately after the grant, such Employee would own capital stock of the Company and/or hold outstanding Purchase Rights to purchase stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any subsidiary; or

(ii)               such Purchase Right would permit the Employee’s rights to purchase ADSs under all employee stock purchase plans of the Company and its subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such ADSs or such lower amount as the Compensation Committee may determine for each calendar year in which such Purchase Right is outstanding at any time; or

(iii)            such Purchase Right would permit the Employee’s rights to purchase ADSs under all employee stock purchase plans or option plans of the Company granted to him or her in any twelve-month period to exceed one percent (1%) of the then issued and outstanding Ordinary Shares unless otherwise allowed under the Listing Rules.

(h)            Period of the ESPP

The ESPP shall continue for a term of ten years from the date of its approval by the shareholders unless terminated in accordance with sub-paragraph (i).

(i)                Amendments and Termination of the ESPP

The Compensation Committee may at any time amend the ESPP in any respect or terminate the ESPP, except that, without the approval of the Company’s shareholders at a meeting duly called, no amendment shall be made in relation to:

(i)                  increasing the number of ADSs reserved for issuance under the ESPP; or

(ii)               decreasing the Purchase Price per ADS.

Any alterations or amendments of a material nature or any change to the terms of the Purchase Rights granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the ESPP. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the ESPP shall be deemed to take effect automatically under the terms of the ESPP. Any amendment made to the ESPP must be in accordance with applicable law, the requirements of the Listing Rules or permitted by the SEHK.

If the ESPP is terminated by the Board prior to the tenth anniversary of the date of Board approval, unless the Compensation Committee has also terminated any Offering Period then in progress, Purchase Rights granted before such termination shall continue to be valid and exercisable in accordance with, and subject to, the terms and conditions of the ESPP.

Rule 17.03(9) of the Listing Rules provide that the exercise price of any share option scheme operated by listed issuers may not be lower than the market price of the ordinary shares. As a result of the capital intensive nature of the Company’s business, we have traditionally relied on share options, rather than cash, as an important means of remunerating our employees. This is common in the industry and we wish to continue this practice. Accordingly, we have applied to and obtained from the SEHK a waiver from strict compliance with Rule 17.03(9) of the Listing Rules such that the Company is allowed to continue to grant options over its Plan Shares to its employees under the ESPP at an exercise price which is at a discount (up to 15 percent discount) to the lower of market price at the commencement of the offering period or the market price on the purchase date.

Up and until December 31, 2012, the Company has not granted any purchase right under the ESPP.

Standard Form of Share Option Plan for Subsidiaries

The following is a summary of the principal terms of a standard form of share option plan involving the grant of options over shares in subsidiaries of the Company which adopt such plan to eligible participants such as employees, directors and service providers of the Group (the “Subsidiary Plan”) that was approved by the shareholders at the annual general meeting held on May 30, 2006.

(a)           Purpose of the Subsidiary Plan

The purposes of the Subsidiary Plan are to attract, retain and motivate employees and directors of and other service providers to the Group, to provide a means of compensating them through the grant of stock options for their contributions to the growth and profits of the Group, and to allow such employees, directors and service providers to participate in such growth and profitability.

(b)          Who may join

The compensation committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non- Employee Subsidiary Director”).

(c)           Stock Options

Stock options granted under the Subsidiary Plan (“Subsidiary Stock Options”) shall entitle a participant (“Subsidiary Participant”) of the Subsidiary Plan to purchase a specified number of Subsidiary Shares during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Subsidiary Stock Options may be granted under a Subsidiary Plan, an Incentive Stock Option, a Non- Qualified Stock Option or a Subsidiary Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 (the “Code”) and may only be granted to employees of the Company and its subsidiaries from time to time. A Non- Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Subsidiary Director Option is a Non-Qualified Stock Option granted to a Non-Employee Subsidiary Director.

The relevant subsidiary shall issue an award document to each Subsidiary Participant of the Subsidiary Plan who is granted a Subsidiary Stock Option. The award document shall set out the terms and provisions of the grant of a Subsidiary Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Subsidiary Committee or the Subsidiary Administrator (as defined below), as the case may be) by the Subsidiary Participant. The relevant subsidiary may allow a Subsidiary Participant to exercise his or her Subsidiary Stock Options prior to vesting, provided the Subsidiary Participant agrees to enter into a repurchase agreement in respect of the Subsidiary Stock Option with the relevant subsidiary. The Subsidiary Committee may also (i) accelerate the vesting of a Subsidiary Stock Option, (ii) set the date on which any Subsidiary Stock Option may first become exercisable, or (iii) extend the period during which a Subsidiary Stock Option remains exercisable, except that no Subsidiary Stock Options may be exercised after the tenth anniversary of the date of grant.

The Subsidiary Plan does not provide for any payment upon application or acceptance of an option.

(d)          Administration of the Subsidiary Plan

The Subsidiary Committee shall be responsible for the administration of the Subsidiary Plan. Its responsibilities include granting Subsidiary Stock Options to eligible individuals, determining the number of Subsidiary Shares subject to each Subsidiary Stock Option, and determining the terms and conditions of each Subsidiary Stock Option. The Subsidiary Committee is not obliged to grant Subsidiary Stock Options to Subsidiary Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Subsidiary Participants. Any determination by the Subsidiary Committee in relation to the carrying out and administering of the Subsidiary Plan in accordance with its terms shall be final and binding. No member of the Subsidiary Committee shall be liable for any action or determination made in good faith, and the members of the Subsidiary Committee shall be entitled to indemnification and reimbursement in the manner provided in the articles of association, by-laws or other equivalent constitutional document of the relevant subsidiary.

The Subsidiary Committee may delegate some or all of its authority under the Subsidiary Plan to an individual or individuals (each a “Subsidiary Administrator”) who may either be one or more of the members of the Subsidiary Committee or one or more of the officers of the Company or relevant subsidiaries. An individual’s status as a Subsidiary Administrator shall not affect his or her eligibility to participate in the Subsidiary Plan. The Subsidiary Committee shall not delegate its authority to grant Subsidiary Stock Options to executive officers of the Company or its subsidiaries.

(e)           Exercise Price

The exercise price per Subsidiary Share purchasable under a Subsidiary Stock Option shall be fixed by the Subsidiary Committee at the time of grant or by a method specified by the Subsidiary Committee at the time of grant, but, subject always to and in accordance with applicable requirements of the Listing Rules or permission of the Hong Kong Stock Exchange:

(i)                  in the case of an Incentive Stock Option:

(1)             granted to a Ten Percent Holder, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)             granted to any other Subsidiary Participant, the exercise price shall be no less than 100% of the Fair Market Value per Subsidiary Share on the date of grant; and

(ii)               in the case of any Subsidiary Stock Option:

(1)             granted to a Ten Percent Holder who is a resident of the State of California, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)             granted to any other Subsidiary Participant who is a resident of the State of California, the exercise price shall be no less than 85% of the Fair Market Value per Subsidiary Share on the date of grant.

A Ten Percent Holder is any Participant who owns more than 10% of the total combined voting power of all classes of outstanding securities of the relevant subsidiary or any parent or subsidiary (as such terms are defined in and determined in accordance with the Code) of the relevant subsidiary.

Fair Market Value shall be determined as follows:

(i)                  If the Subsidiary Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Subsidiary Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)               If the Subsidiary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Subsidiary Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)            In the absence of an established market for the Subsidiary Shares, the Fair Market Value thereof shall be determined in good faith by the Subsidiary Committee in accordance with any applicable law, rule or regulation.

(f)              Limit of the Subsidiary Plan

The number of Subsidiary Shares that may be issued under the Subsidiary Plan and all other schemes of the relevant subsidiary involving the grant by such subsidiary of options over or other similar rights to acquire new shares or other new securities of such subsidiary (“Other Schemes”) shall not exceed ten percent of the issued and outstanding Subsidiary Shares of such subsidiary on the date of approval of the Subsidiary Plan by the board of directors of the relevant subsidiary (the “Subsidiary Board”).

The number of Subsidiary Shares which may be issued pursuant to any outstanding Subsidiary Stock Options granted and yet to be exercised under the Subsidiary Plan and all Other Schemes of the relevant subsidiary must not exceed in aggregate 30 percent of the issued and outstanding Subsidiary Shares of the relevant subsidiary in issuance from time to time.

(g)          Individual Limit

The total number of Subsidiary Shares underlying Subsidiary Stock Options or other options granted by the relevant subsidiary to a Subsidiary Participant (including both exercised and outstanding Subsidiary Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent non-executive Director of the Company) of the then issued and outstanding Subsidiary Shares unless otherwise allowed under the Listing Rules.

(h)          Exercise of Option

A Subsidiary Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant award document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Subsidiary Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five (5) years from the date of grant.

(i)               Director Options

Each Non-Employee Subsidiary Director may be granted Subsidiary Stock Options to purchase Subsidiary Shares on the terms set out in the relevant award document.

The directors shall exercise all authority and responsibility with respect to Subsidiary Stock Options granted to directors subject to the requirements of the Listing Rules.

All Non-Employee Subsidiary Directors’ Subsidiary Stock Options shall only vest provided that the director has remained in service as a director through such vesting date. The unvested portion of a Subsidiary Stock Option granted to a director shall be forfeited in full if the director’s service with the Company or the relevant subsidiary ends for any reason prior to the applicable vesting date.

Following termination of a Non-Employee Subsidiary Director’s service on the Subsidiary Board, such Non-Employee Subsidiary Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Subsidiary Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)               Termination or Lapse of Option

A Subsidiary Stock Option shall terminate or lapse automatically upon:

(i)                  the expiry of ten years from the date of grant;

(ii)               the termination of a Subsidiary Participant’s employment or service with the relevant subsidiary for a reason set out in sub-paragraph (l) below;

(iii)            the liquidation or dissolution of the relevant subsidiary, in which case all Subsidiary Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person save as to any contrary directions of the Subsidiary Committee with the prior approval of the Board of Directors of the Company;

(iv)           the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Subsidiary Participant is employed by such subsidiary, division or operating unit); and

(v)              termination of the service relationship with a service provider (where the Subsidiary Participant is a service provider of the relevant subsidiary).

(k)           Rights are Personal to Subsidiary Participant

A Subsidiary Stock Option is personal to the Subsidiary Participant and shall be exercisable by such Subsidiary Participant or his Permitted Transferee (as defined below) only. A Subsidiary Option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Subsidiary Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Subsidiary Stock Option for no consideration to a Subsidiary Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Subsidiary Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Subsidiary Participant.

(l)               Termination of Employment or Service

If a Subsidiary Participant’s employment or service with the relevant member(s) of the Group is terminated for the following reasons:

(i)                  the failure or refusal of the Subsidiary Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the relevant member(s) of the Group;

(ii)               any material violation by the Subsidiary Participant of any law or regulation applicable to any business of any relevant member(s) of the Group, or the Subsidiary Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Subsidiary Participant of a common law fraud against any relevant member(s) of the Group; or

(iii)            any other misconduct by the Subsidiary Participant that is materially injurious to the financial condition, business or reputation of the Group, then all Subsidiary Stock Options granted to the Subsidiary Participant, whether or not then vested, shall immediately lapse.

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Subsidiary Participant’s termination of employment for purposes of providing such Subsidiary Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)       Change in Control of the Subsidiary

The Subsidiary Committee must seek the prior approval of the Board of Directors of the Company and may, subject to such prior approval by the Board of Directors of the Company, specify at or after the date of grant of a Subsidiary Stock Option the effect that a Change in Control (as defined in the Subsidiary Plan) will have on such Subsidiary Stock Option. The Subsidiary Committee may also, subject to such prior approval by the Board of Directors of the Company, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Subsidiary Stock Options to a date prior to the Change in Control, if the Subsidiary Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)          Change in the Capital Structure of the Subsidiary

In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Subsidiary Stock Options and the number and kind of shares subject to any outstanding Subsidiary Stock Option and the purchase price per share under any outstanding Subsidiary Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Subsidiary Participants.

(o)          Period of the Subsidiary Plan

The form of the Subsidiary Plan shall be approved by the shareholders of the Company and of the relevant subsidiary respectively, and shall become effective upon its approval by the Subsidiary Board in accordance with the terms thereof. Each Subsidiary Plan shall remain in force for a period of ten years commencing on the date of Subsidiary Board approval of the relevant Subsidiary Plan.

(p)          Amendments and Termination

The Subsidiary Plan may be changed, altered, amended in whole or in part, suspended and terminated by the Subsidiary Board, subject to such prior approval by the Board of Directors of the Company, at any time provided alterations or amendments of a material nature or any change to the terms of the Subsidiary Stock Options granted, or any change to the authority of the Subsidiary Board or the Subsidiary Committee in relation to any alteration to the terms of the Subsidiary Plan, must be approved by the shareholders of the Company, unless such change, alteration or amendment takes effect automatically under the terms of the Subsidiary Plan. For the avoidance of doubt, any change, alteration or amendment pursuant to the exercise of any authority granted under a Subsidiary Plan shall be deemed to take effect automatically under the terms of the relevant Subsidiary Plan. Any change, alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the Hong Kong Stock Exchange.

The Subsidiary Board may, subject to prior approval by the Board of Directors of the Company, at any time and from time to time make such changes, alterations or amendments to the Subsidiary Plan as may be necessary or desirable, including (without limitation) changes, alterations or amendments:

(i)                  relating to local legal, regulatory and/or taxation requirements and/or implications applicable to the relevant subsidiary and/or Eligible Participants; and/or

(ii)               for the purposes of clarification, improvement or facilitation of the interpretation, and/or application of the terms of the Subsidiary Plan and/or for the purposes of improving or facilitating the administration of the Subsidiary Plan, and other changes, alterations or amendments of a similar nature.

If the Subsidiary Plan is terminated early by the Subsidiary Board, subject to prior approval by the Board of Directors of the Company, no further Subsidiary Stock Options may be offered but unless otherwise stated in the Subsidiary Plan. Subsidiary Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Subsidiary Plan.

(q)          Voting and Dividend Rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Subsidiary Stock Options that have not been exercised.

(r)              Cancellation of Subsidiary Stock Options

If the relevant subsidiary is or becomes a public company (within the meaning of the Hong Kong Code on Takeovers and Mergers), then in the case of a Change in Control of the relevant subsidiary, Subsidiary Stock Options granted but not exercised may not be cancelled unless an offer or proposal in respect of the Subsidiary Stock Options has, where applicable, been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)           Ranking of Subsidiary Shares

The Subsidiary Shares to be allotted upon the exercise of a Subsidiary Stock Option will be subject to the then effective articles of association (or equivalent constitutional document) of the relevant subsidiary and will rank pari passu with the Subsidiary Shares in issue on the date of such allotment.

The Subsidiary Plans will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

As of December 31, 2012, none of the subsidiaries of the Company has adopted the Subsidiary Plan.

Outstanding Share Options

Details of the Company’s stock option plans are as follows:

2001 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding at the beginning of 2012	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/12	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)							(USD)	(USD)
Employees	2002/1/24	1/24/2002–1/23/2012	47,653,000	$0.01	2,990,000	—	—	2,990,000	—	—	$0.05	$0.03
Employees	2002/1/24	1/24/2002–1/23/2012	7,684,500	$0.02	326,900	135,900	—	191,000	—	—	$0.05	$0.03
Employees	2002/4/10	4/10/2002–4/09/2012	48,699,000	$0.02	4,002,900	549400	—	3,453,500	—	—	$0.05	$0.05
Employees	2002/6/28	6/28/2002–6/27/2012	39,740,000	$0.02	2,464,000	112,000	—	2,352,000	—	—	$0.04	$0.06
Employees	2002/6/28	6/28/2002–6/27/2012	18,944,000	$0.05	3,229,000	3,229,000	—	—	—	—	$—	$0.06
Kawanishi, Tsuyoshi	2002/7/11	7/11/2002–7/10/2012	500,000	$0.05	500,000	500,000	—	—	—	—	$—	$0.07
Employees	2002/7/11	7/11/2002–7/10/2012	2,780,000	$0.05	30,000	30,000	—	—	—	—	$—	$0.07
Service Providers	2002/9/26	9/26/2002–9/25/2012	50,000	$0.05	50,000	50,000	—	—	—	—	$—	$0.03
Employees	2002/9/26	9/26/2005–9/25/2012	5,770,000	$0.02	1,205,000	—	—	1,205,000	—	—	$0.04	$0.08
Employees	2002/9/26	9/26/2005–9/25/2012	65,948,300	$0.05	8,719,400	8,457,400	—	262,000	—	—	$0.05	$0.08
Employees	2003/1/9	1/09/2003–1/08/2013	53,831,000	$0.05	3,781,400	924,000	—	200,000	—	2,657,400	$0.05	$0.10
Employees	2003/4/1	4/01/2003–3/31/2013	18,804,900	$0.05	3,087,374	247,664	—	45,000	—	2,794,710	$0.05	$0.14
Employees	2003/4/24	4/24/2003–4/23/2013	58,488,000	$0.05	7,078,000	144,000	—	—	—	6,934,000	$—	$0.14
Employees	2003/7/15	7/15/2003–7/14/2013	59,699,900	$0.05	7,455,810	239,200	—	1,100,000	—	6,116,610	$0.05	$0.17
Employees	2003/10/10	10/10/2003–10/09/2013	49,535,400	$0.10	9,962,500	1,108,200	—	—	—	8,854,300	$—	$0.29
Employees	2004/1/5	1/05/2004–1/04/2014	130,901,110	$0.10	33,154,717	2,075,074	—	—	—	31,079,643	$—	$0.33
Kawanishi, Tsuyoshi	2004/1/15	1/15/2004–1/14/2014	1,000,000	$0.10	1,000,000	—	—	—	—	1,000,000	$—	$0.33
Service Providers	2004/1/15	1/15/2004–3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	$—	$0.14
Senior Management	2004/1/15	1/15/2004–1/14/2014	2,700,000	$0.10	1,755,000	900,000	—	—	—	855,000	$—	$0.14
Others	2004/1/15	1/15/2004–1/14/2014	4,600,000	$0.10	1,500,000	1,500,000	—	—	—	—	$—	$0.35
Employees	2004/1/15	1/15/2004–1/14/2014	20,885,000	$0.10	3,724,000	200,000	—	—	—	3,524,000	$—	$0.33
Senior Management	2004/2/16	2/16/2004–2/15/2014	900,000	$0.25	300,000	100,000	—	—	—	200,000	$—	$0.33
Employees	2004/2/16	2/16/2004–2/15/2014	14,948,600	$0.10	3,607,700	75,400	—	—	—	3,532,300	$—	$0.33
Employees	2004/2/16	2/16/2004–2/15/2014	76,454,880	$0.25	23,078,210	2,425,150	—	—	—	20,653,060	$—	$0.33

Options to purchase ordinary shares issued to new employees generally vested at a rate of 10% upon the second annual anniversary, an additional 20% on the third annual anniversary and an additional 70% upon the fourth annual anniversary of the vesting commencement date. Beginning in January 2004, options to purchase ordinary shares issued to then-existing employees generally vested at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

The Company has not issued stock options under the 2001 Stock Option Plan since the completion of its initial public offering on March 18, 2004.

2001 Preference Share Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding at the beginning of 2012	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/12	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)							(USD)	(USD)
Employees	2002/1/24	1/24/2002–1/23/2012	58,357,500	$0.11	2,598,700	2,598,700	—	—	—	—	$—	$0.12
Employees	2002/4/10	4/10/2002–4/09/2012	52,734,000	$0.11	1,774,900	1,774,900	—	—	—	—	$—	$0.13
Employees	2002/6/28	6/28/2002–6/27/2012	63,332,000	$0.11	5,258,000	5,258,000	—	—	—	—	$—	$0.14
Service Providers	2002/7/11	7/11/2002–7/10/2012	462,000	$0.11	202,000	202,000	—	—	—	—	$—	$0.14
Employees	2002/7/11	7/11/2002–7/10/2012	4,530,000	$0.11	55,000	55,000	—	—	—	—	$—	$0.14
Service Providers	2002/9/26	9/26/2002–9/25/2012	50,000	$0.11	50,000	50,000	—	—	—	—	$—	$0.15
Employees	2002/9/26	9/26/2002–9/25/2012	73,804,800	$0.11	8,424,900	8,424,900	—	—	—	—	$—	$0.15
Employees	2003/1/9	1/09/2003–1/08/2013	12,686,000	$0.11	667,000	470,000	—	—	—	197,000	$—	$0.17

Options to purchase preference shares issued to new employees generally vested at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Employees could early exercise their options to purchase preference shares. If an employee early exercised 100% of his or her options, the options vested at a rate of 25% upon each of the first, second, third, and fourth anniversary of the vesting commencement date. Furthermore, in this case, if the employee remained employed by the Company and the Company had completed its initial public offering as of the third anniversary of the vesting commencement date, all options would have vested.

The options to purchase preference shares converted into options to purchase ordinary shares immediately prior to March 18, 2004, and the Company has not issued stock options under the 2001 Preference Share Plan since then.

2004 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding at the beginning of 2012	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/12	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)								(USD)	(USD)
Senior Management	2004/3/18	3/18/2004–3/17/2014	190,000	$0.35	70,000	—	30,000	—	—	—	40,000	$—	$0.35
Employees	2004/3/18	3/18/2004–3/17/2014	49,869,700	$0.35	16,254,400	—	1,178,200	—	—	—	15,076,200	$—	$0.35
Others	2004/4/7	4/07/2004–4/06/2014	100,000	$0.31	100,000	—	—	—	—	—	100,000	$—	$0.31
Employees	2004/4/25	4/25/2004–4/24/2014	22,591,800	$0.28	7,202,400	—	2,365,000	—	—	—	4,837,400	$—	$0.28
Employees	2004/7/27	7/27/2004–7/26/2014	35,983,000	$0.20	12,729,000	—	869,000	—	—	—	11,860,000	$—	$0.20
Kawanishi, Tsuyoshi	2004/11/10	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Employees	2004/11/10	11/10/2004–11/09/2014	52,036,140	$0.22	13,546,640	—	2,738,480	—	—	—	10,808,160	$—	$0.22
Senior Management	2005/5/11	5/11/2005–5/10/2015	900,000	$0.20	300,000	—	100,000	—	—	—	200,000	$—	$0.20
Others	2005/5/11	5/11/2005–5/10/2015	100,000	$0.20	100,000	—	100,000	—	—	—	—	$—	$0.20
Employees	2005/5/11	5/11/2005–5/10/2015	94,581,300	$0.20	28,633,867	—	1,717,678	—	—	—	26,916,189	$—	$0.20
Others	2005/5/11	5/11/2005–5/10/2015	15,000,000	$0.20	15,000,000	—	—	—	—	—	15,000,000	$—	$0.22
Employees	2005/8/11	8/11/2005–8/10/2015	32,279,500	$0.22	7,403,500	—	200,000	—	—	—	7,203,500	$—	$0.22
Senior Management	2005/11/11	11/11/2005–11/10/2015	11,640,000	$0.15	2,800,000	—	—	—	—	—	2,800,000	$—	$0.15
Others	2005/11/11	11/11/2005–11/10/2015	3,580,000	$0.15	500,000	—	500,000	—	—	—	—	$—	$0.15
Employees	2005/11/11	11/11/2005–11/10/2015	149,642,000	$0.15	36,071,000	—	1,942,000	—	—	—	34,129,000	$—	$0.15
Employees	2006/2/20	2/20/2006–2/19/2016	62,756,470	$0.15	22,043,544	—	2,806,970	—	—	—	19,236,574	$—	$0.15
Employees	2006/5/12	5/12/2006–5/11/2016	22,216,090	$0.15	6,059,000	—	3,440,000	—	—	—	2,619,000	$—	$0.15
Kawanishi, Tsuyoshi	2006/9/29	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Employees	2006/9/29	9/29/2006–9/28/2016	40,394,000	$0.13	12,994,000	—	2,014,000	—	—	—	10,980,000	$—	$0.13
Others	2006/9/29	9/29/2006–9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Lip-Bu Tan	2006/9/29	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	2006/9/29	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	500,000	—	—	—	—	$—	$0.13
Others	2006/11/10	11/10/2006–11/09/2016	2,450,000	$0.13	150,000	—	—	—	—	—	150,000	$—	$0.13
Employees	2006/11/10	11/10/2006–11/09/2016	33,271,000	$0.11	9,471,000	—	1,456,000	—	—	—	8,015,000	$—	$0.11
Employees	2007/5/16	5/16/2007–5/15/2017	122,828,000	$0.15	46,343,000	—	5,438,000	—	—	—	40,905,000	$—	$0.15
Senior Management	2007/5/16	5/16/2007–5/15/2017	2,000,000	$0.15	600,000	—	—	—	—	—	600,000	$—	$0.15
Others	2007/5/16	5/16/2007–5/15/2017	5,421,000	$0.15	500,000	—	200,000	—	—	—	300,000	$—	$0.15
Employees	2007/12/28	12/28/2007–12/27/2017	89,839,000	$0.10	33,678,800	—	5,498,000	—	—	—	28,180,800	$—	$0.10
Employees	2008/2/12	2/12/2008–2/11/2018	126,941,000	$0.08	53,654,625	—	8,559,900	—	—	—	45,094,725	$—	$0.08
Senior Management	2008/2/12	2/12/2008–2/11/2018	2,300,000	$0.08	500,000	—	100,000	—	—	—	400,000	$—	$0.08
Others	2008/2/12	2/12/2008–2/11/2018	600,000	$0.08	600,000	—	300,000	—	—	—	300,000	$—	$0.08
Employees	2008/11/18	11/18/2008–11/17/2018	117,224,090	$0.02	51,768,020	—	1,407,000	—	12,225,200	—	38,135,820	$0.04	$0.02
Senior Management	2008/11/18	11/18/2008–11/17/2018	400,000	$0.02	400,000	—	400,000	—	—	—	—	$—	$0.02
Employees	2009/2/17	2/17/2009–2/16/2019	131,943,000	$0.03	59,819,250	—	4,890,000	—	3,772,000	—	51,157,250	$0.05	$0.03
Lip-Bu Tan	2009/2/17	2/17/2009–2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Others	2009/2/17	2/17/2009–2/16/2014	1,000,000	$0.03	1,000,000	—	1,000,000	—	—	—	—	$—	$0.03
Kawanishi, Tsuyoshi	2009/2/17	2/17/2009–2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Others	2009/2/17	2/17/2009–2/16/2019	400,000	$0.03	350,000	—	75,000	—	225,000	—	50,000	$0.04	$0.03
Others	2009/2/17	2/17/2009–2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Senior Management	2009/2/17	2/17/2009–2/16/2019	1,150,000	$0.03	450,000	—	50,000	—	—	—	400,000	$—	$0.03
Employees	2009/5/11	5/11/2009–5/10/2019	24,102,002	$0.04	10,005,000	—	871,000	—	417,000	—	8,717,000	$0.05	$0.04
Tsuyoshi Kawanishi	2010/2/23	2/23/2010–2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	$—	$0.10
Lip Bu Tan	2010/2/23	2/23/2010–2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	$—	$0.10
Senior Management	2010/2/23	2/23/2010–2/22/2020	49,498,364	$0.10	32,538,776	—	15,774,388	—	—	—	16,764,388	$—	$0.10
Employees	2010/2/23	2/23/2010–2/22/2020	337,089,466	$0.10	184,028,697	—	21,569,732	—	—	—	162,458,965	$—	$0.10
Others	2010/2/23	2/23/2010–2/22/2020	6,835,000	$0.10	6,835,000	—	910,000	—	—	—	5,925,000	$—	$0.10
Yonggang Gao	2010/5/24	5/24/2010–5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Shanzhi Chen	2010/5/24	5/24/2010–5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Senior Management	2010/5/24	5/24/2010–5/23/2020	15,726,595	$0.08	15,726,595	—	—	—	—	—	15,726,595	$—	$0.08
Employees	2010/5/24	5/24/2010–5/23/2020	18,251,614	$0.08	14,860,700	—	6,610,000	—	—	—	8,250,700	$—	$0.08
Employees	2010/9/8	9/8/2010–9/7/2020	46,217,577	$0.07	34,104,815	—	19,855,686	—	—	—	14,249,129	$—	$0.07
Employees	2010/11/12	11/12/2010–11/11/2020	39,724,569	$0.08	34,603,724	—	4,204,717	—	—	—	30,399,007	$—	$0.08
Employees	2011/5/31	5/31/2011–5/30/2021	148,313,801	$0.08	127,309,301	—	18,383,911	—	—	—	108,925,390	$—	$0.08
Others	2011/5/31	5/31/2011–5/30/2021	546,000	$0.08	546,000	—	546,000	—	—	—	—	$—	$0.08
Senior Management	2011/5/31	5/31/2011–5/30/2021	273,000	$0.08	273,000	—	—	—	—	—	273,000	$—	$0.08
WEN YI ZHANG	2011/9/8	9/8/2011–9/7/2021	21,746,883	$0.06	21,746,883	—	—	—	—	—	21,746,883	$—	$0.06
Tzu Yin Chiu	2011/9/8	9/8/2011–9/7/2021	86,987,535	$0.06	86,987,535	—	—	—	—	—	86,987,535	$—	$0.06
Employees	2011/9/8	9/8/2011–9/7/2021	42,809,083	$0.06	39,473,163	—	5,443,380	—	—	—	34,029,783	$—	$0.06
Frank Meng	2011/11/17	11/17/2011–11/16/2021	4,471,244	$0.05	4,471,244	—	—	—	—	—	4,471,244	$—	$0.05
Employees	2011/11/17	11/17/2011–11/16/2021	16,143,147	$0.05	16,143,147	—	1,584,383	—	—	—	14,558,764	$—	$0.05
Employees	2012/5/22	5/22/2012–5/21/2022	252,572,706	$0.04	—	252,572,706	19,538,000	—	—	—	233,034,706	$—	$0.04
Senior Management	2012/5/22	5/22/2012–5/21/2022	5,480,000	$0.04	—	5,480,000	—	—	—	—	5,480,000	$—	$0.04
Employees	2012/9/12	9/12/2012–9/11/2022	12,071,250	$0.04	—	12,071,250	1,600,000	—	—	—	10,471,250	$—	$0.04
Senior Management	2012/9/12	9/12/2012–9/11/2022	3,500,000	$0.04	—	3,500,000	—	—	—	—	3,500,000	$—	$0.04
Employees	2012/11/15	11/15/2012–11/14/2022	18,461,000	$0.05	—	18,461,000	616,000	—	—	—	17,845,000	$—	$0.05

Options to purchase ordinary shares issued to new employees and then-existing employees generally vest at a rate of 25% of the shares shall vest on the first anniversary of the vesting commencement date, an additional 1/36 of the remaining shares shall vest monthly thereafter over 3 years of the vesting commencement date, respectively.

2004 Equity Incentive Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding at the beginning of 2012	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/12	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted
				(USD)								(USD)	(USD)
Employees	2007/5/16	5/16/2007–5/15/2017	33,649,720	$0.00	8,750	—	—	—	8,750	—	—	$0.04	$0.14
Employees	2007/12/28	12/28/2007–12/27/2017	4,910,000	$0.00	125,000	—	—	—	125,000	—	—	$0.08	$0.10
Employees	2008/2/12	2/12/2008–2/11/2018	38,597,100	$0.00	4,434,088	—	—	—	4,434,088	—	—	$0.05	$0.08
Others	2008/2/12	2/12/2008–2/11/2018	270,000	$0.00	67,500	—	—	—	67,500	—	—	$0.05	$0.08
Senior Management	2008/2/12	2/12/2008–2/11/2018	960,000	$0.00	55,000	—	—	—	55,000	—	—	$0.05	$0.08
Employees	2008/11/18	11/18/2008–11/17/2018	2,080,000	$0.00	225,000	—	—	—	225,000	—	—	$0.06	$0.02
Employees	2009/5/11	5/11/2009–5/10/2019	787,797	$0.00	50,000	—	—	—	50,000	—	—	$0.04	$0.04
Senior Management	2010/2/23	2/23/2010–2/22/2020	21,459,142	$0.00	10,076,392	—	3,358,797	—	3,358,798	—	3,358,797	$0.06	$0.10
Employees	2010/2/23	2/23/2010–2/22/2020	139,933,819	$0.00	13,288,151	—	1,408,670	—	4,361,621	—	7,517,860	$0.05	$0.10
Senior Management	2010/5/24	5/24/2010–5/23/2020	6,739,969	$0.00	5,054,977	—	—	—	1,684,992	—	3,369,985	$0.04	$0.08
Employees	2010/5/24	5/24/2010–5/23/2020	1,400,000	$0.00	1,050,000	—	550,000	—	250,000	—	250,000	$0.05	$0.08
Employees	2010/9/8	9/8/2010–9/7/2020	2,944,589	$0.00	1,450,179	—	1,450,179	—	—	—	—	$—	$0.07
Employees	2010/11/12	11/12/2010–11/11/2020	750,000	$0.00	562,500	—	562,500	—	—	—	—	$—	$0.08
Employees	2011/5/31	5/31/2011–5/30/2021	21,212,530	$0.00	18,379,930	—	2,147,825	—	4,591,781	—	11,640,324	$0.05	$0.08
Others	2011/5/31	5/31/2011–5/30/2021	81,900	$0.00	81,900	—	61,425	—	20,475	—	—	$0.05	$0.08
Senior Management	2011/5/31	5/31/2011–5/30/2021	54,600	$0.00	54,600	—	—	—	13,650	—	40,950	$0.05	$0.08
WEN YI ZHANG	2011/9/8	9/8/2011–9/7/2021	9,320,093	$0.00	9,320,093	—	—	—	—	—	9,320,093	$—	$0.06
Tzu Yin Chiu	2011/9/8	9/8/2011–9/7/2021	37,280,372	$0.00	37,280,372	—	—	—	9,320,093	—	27,960,279	$0.04	$0.06
Employees	2012/5/22	5/22/2012–5/21/2022	60,750,000	$0.00	—	60,750,000	3,270,000	—	—	—	57,480,000	$—	$0.04
Senior Management	2012/5/22	5/22/2012–5/21/2022	1,920,000	$0.00	—	1,920,000	—	—	—	—	1,920,000	$—	$0.04
Senior Management	2012/9/12	9/12/2012–9/11/2022	2,500,000	$0.00	—	2,500,000	—	—	—	—	2,500,000	$—	$0.04

Awards of the RSUs issued to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date, respectively.

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

Corporate Governance Practices

The HKSE’s Code of Corporate Governance Practices (the “Former CG Code”) which was subsequently revised as the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005 and April 24, 2009, November 7, 2011 and March 23, 2012, respectively) (the “CG Policy”). The CG Policy, which is available on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions except for paragraph E.1 .3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

Pursuant to the Board Delegation Policy of the Company which came into effect on September 22, 2005 after approval by the Board (and was subsequently updated by the Board on July 28, 2009, September 23, 2011 and March 23, 2012, respectively), the Board (or any of its committees) is responsible for performing the following corporate governance duties:

(a)              to develop and review the Company’s policies and practices on corporate governance and make recommendations to the board;

(b)             to review and monitor the training and continuous professional development of Directors and senior management;

(c)              to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)             to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and

(e)              to review the Company’s compliance with the code and disclosure in the Corporate Governance Report.

To the best of the Directors’ knowledge, the Company is not aware of any non-compliance with the Code Provisions of the Former Code and of the new CG Code effective from April 1, 2012 during the year ended December 31, 2012.

Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2012. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

The Board

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of nine Directors and one Alternate Director as of the date of this annual report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting, or AGM, of shareholders. Each class of Directors will serve a term of three years.

•                            The Class I Directors (Zhang Wenyi, Tzu-Yin Chiu and Gao Yonggang) were re-elected for a term of three years at the 2011 AGM (except Mr. Zhang and Dr. Chiu whose appointment as Directors took effect on June 30, 2011 and August 5, 2011 respectively) to hold office until the 2014 AGM.

•                            The Class II Directors (Chen Shanzhi, Frank Meng and Lip-Bu Tan) were re-elected for a term of three years at the 2012 AGM to hold office until the 2015 AGM.

•                            The Class III Directors (Tsuyoshi Kawanishi, Zhou Jie and Lawrence Juen-Yee Lau) will retire from office on the date of the 2013 AGM pursuant to Article 90 of the Company’s Articles of Association. Each of Mr. Kawanishi, Professor Lau and Mr. Zhou will be eligible for re-election at the 2013 AGM for a term of three years until the 2016 AGM.

The following table sets forth the names, classes and categories of the Directors as at the date of this annual report:

Class of
Name of Director	Category of Director	Director

Zhang Wenyi	Chairman and Executive Director	Class I
Tzu-Yin Chiu	Chief Executive Officer and Executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Gao Yonggang	Non-executive Director	Class I
Lawrence Juen-Yee Lau
(Alternate Director: Datong Chen)	Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Frank Meng	Independent Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II

During the year ended December 31, 2012, the Board has complied with the requirements of the Listing Rules relating to the appointment of Independent Non-executive Directors (“INEDs”) representing at least one-third of the Board (i.e. three INEDs), and complied with the requirement that one of the INEDs should possess appropriate professional qualifications or accounting or related financial management expertise.

The Company confirmed that it has received an annual independent confirmation from each INED as required by the Listing Rules. As such, the Company still considers these Directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer. The roles of Chairman and Chief Executive Officer are segregated and such roles are assumed by Zhang Wenyi and Tzu-Yin Chiu respectively.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

The Chairman of the Board holds meetings with the non-executive Directors (including INEDs) without the other executive Director present at least once a year.

All Directors have access to the Company Secretary, who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties.

The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices.

During the year ended December 31, 2012, the Board held a total of six (6) meetings. The attendance record is set out below:

Meeting Attendance
Executive Director
Zhang Wenyi (Chairman)	6/6
Tzu-Yin Chiu	6/6
Non-executive Director
Chen Shanzhi	4/6 (Note 1)
Gao Yonggang	6/6
Lawrence Juen-Yee Lau	5/6 (Note 2)
Zhou Jie	5/6 (Note 3)
Independent Non-executive Director
Tsuyoshi Kawanishi	5/6 (Note 4)
Frank Meng	6/6
Lip-Bu Tan	5/6 (Note 5)

Notes

(1)        2 of these meetings were attended by proxy.

(2)        1 of these meetings was attended by proxy.

(3)        1 of these meetings was attended by proxy.

(4)        1 of these meetings was attended by proxy.

(5)        1 of these meetings was attended by proxy.

Directors’ Training and Professional Development

All Directors should keep abreast of the responsibilities as a director, and of the conduct and business activities of the Company. The Company is responsible for arranging and funding suitable training for its Directors. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices. From time to time, the Company updates the Directors on the latest changes and development of the Listing Rules, the corporate governance practices and other law and regulations applicable to the Company, and organizes in-house seminars on the latest development of regulatory requirements related to director’s duties and responsibilities.

During the year, all Directors have participated in continuous professional development. According to the records provided by the Directors, a summary of training they received for the year ended December 31, 2012 is as follows:

Attending
briefing
	sessions and/	Other training
	or seminars	activities
Executive Director
Zhang Wenyi (Chairman)	√
Tzu-Yin Chiu	√
Non-executive Director
Chen Shanzhi	√
Gao Yonggang	√
Lawrence Juen-Yee Lau	√
Zhou Jie	√
Independent Non-executive Director
Tsuyoshi Kawanishi	√
Frank Meng	√
Lip-Bu Tan	√
Alternate Director
Datong Chen	√

Procedure regarding the Appointment of Directors

The standard procedure regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholding in the Company; (iii) the independence of the nominee under United States and/or Hong Kong listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board will then decide whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of directors as stipulated in the Articles of Association.

Board Committees

The Board has established the following principal committees to assist it in exercising its obligations. These committees consist of a majority of Independent Non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference. The updated terms of reference of the committees are available on the websites of the Company and the Stock Exchange.

Compensation Committee

As of December 31, 2012, the members of the Company’s Compensation Committee (“Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie. None of these members has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:

•                            approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•                            determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Director compensation, including equity-based compensation;

•                            administering and periodically reviewing and making recommendations to the Board regarding the longterm incentive compensation or equity plans made available to the Directors, employees and consultants;

•                            reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•                            ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

The Compensation Committee makes recommendations to the Board to determine the remuneration packages of newly appointed individual Executive Directors and senior management, and to approve with delegated responsibility any revised remuneration packages of existing individual Executive Directors and senior management. In addition to reviewing the remuneration of Executive Directors and the members of the Company’s management, the Compensation Committee reviewed:

•       the remuneration policy for employees for the year 2012;

•       the profit-sharing and bonus policies;

•                            the long term compensation strategy, including the granting of stock options and Restricted Share Units pursuant to the terms of the Option Plans; and

•                            the attrition rate.

The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

During the year ended December 31, 2012, the Compensation Committee held a total of five (5) meetings. Details of Directors’ attendance at the Compensation Committee meetings are set forth below:

Meeting
Attendance
Independent Non-executive Director
Lip-Bu Tan (Chairman)	5/5
Tsuyoshi Kawanishi	5/5
Non-executive Director
Zhou Jie	4/5 (Note 1)

Notes:

(1)          One of these meetings was attended by proxy.

Nomination Committee

As of December 31, 2012, the Company’s Nomination Committee (“Nomination Committee”) comprised of Mr. Zhang Wenyi (Chairman of Nomination Committee), Mr. Frank Meng and Mr. Lip-Bu Tan.

The responsibilities of the Nomination Committee include:

•                            reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•                            identifying individuals suitably qualified to become Board members and making recommendations to the Board on the selection of individuals nominated for directorships;

•                            assessing the independence of independent non-executive directors; and

•                            making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and assists the Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Nomination Committee meeting, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Committee meeting. During 2012, the Nomination Committee:

•                            reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board; and

•                            evaluated the independence of INEDs.

During the year ended December 31, 2012, the Nomination Committee held two (2) meetings. Details of Directors’ attendance at the Nomination Committee meetings are set forth below:

Meeting Attendance
Executive Director
Zhang Wenyi (Chairman)	2/2
Independent Non-executive Director
Frank Meng	2/2
Lip-Bu Tan	2/2

Audit Committee

As of December 31, 2012, the Company’s Audit Committee (“Audit Committee”) consisted of three members, namely Mr. Lip-Bu Tan (Chairman of Audit Committee), Dr. Gao Yonggang and Mr. Frank Meng. None of these members has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as Audit Committee member of the Company, Mr. Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general and in accordance with Section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:

•                          making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•                          reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•                          pre-approving all non-audit services to be provided by the Company’s independent auditor;

•                          approving the remuneration and terms of engagement of the Company’s independent auditor;

•                          reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

•                          pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

•                          reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•                          reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s internal controls (including financial, operational and compliance controls) and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•                          considering the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•                          reviewing the Company’s risk assessment and management policies;

•                          reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•                          establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and

•                          obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

During 2012, the Audit Committee reviewed:

•                          the Company’s budget for 2012;

•                          the financial reports for the year ended and as of December 31, 2011 and the six month period ended and as of June 30, 2012;

•                          the quarterly earnings releases and any updates thereto;

•                          the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

•                          the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•                          the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations;

•                          the findings of the Company’s compliance office, which ensures compliance with the CG Code and Insider Trading Policy;

•                          the reports of the Company’s ethics hotline;

•                          the audit fees for the Company’s outside auditors; and

•                          the Company’s outside auditors’ engagement letters.

The Audit Committee reports its work, findings and recommendations to the Board regularly. In addition, the Audit Committee meets in person with the Company’s external auditor at least twice a year.

The Audit Committee meets in person at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for the year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

During the year ended December 31, 2012, the Audit Committee held a total of five (5) meetings. Details of individual members’ attendance at the Audit Committee meetings are set forth below:

Meeting Attendance
Independent Non-executive Director
Lip-Bu Tan (Chairman)	5/5
Frank Meng	5/5
Non-executive Director
Gao Yonggang	5/5

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s independent auditors, the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions; (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Auditors’ Remuneration

The following table sets forth the aggregate audit fees, Sarbanes-Oxley compliance testing fee, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal year ended December 31, 2012.

2012
US$’000
Audit Fees	1,442
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—
Total	1,442

Internal Controls

In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, the Company is required to perform, on an annual basis, an evaluation of the Company’s internal control over financial reporting and, beginning in fiscal year 2006, to include management’s assessment of the effectiveness of the Company’s internal control over financial reporting in the Company’s annual report on Form 20-F to be filed with the United States Securities and Exchange Commission.

The Board, through the Audit Committee which receives reports on at least a quarterly basis from the Company’s Internal Audit Department, is responsible to ensure that the Company maintains sound and effective internal controls. The Company’s system of internal control is designed to ensure the achievement of business objectives in operations, financial reporting integrity and compliance with applicable laws and regulations. The system of internal control is designed to manage, rather than completely eliminate, risks impacting the Company’s ability to achieve its business objectives. Accordingly, the system can only provide reasonable but not absolute assurance that the financial statements do not contain a material misstatement or loss.

The Company assists the Board with respect to its duty to identify, evaluate, and manage the significant risks faced by the Company. The Company implements the Board’s policies and procedures to mitigate such risks by (i) identifying and assessing the risks the Company faces and (ii) designing, operating and monitoring a system of internal controls to mitigate and control such risks. The Company has established an Internal Audit Department and the Risk Management Committee and other policies and procedures, for such purposes.

The Board, through the Audit Committee, has reviewed the effectiveness of the system of internal control of the Company and its subsidiaries and believes that the system of internal controls in place at December 31, 2012 and at the date of this annual report, was effective. The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by the independent accounting firm as stated in its report.

Internal Audit Department

Internal Audit Department works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. On an annual basis, the risk-based audit plan is approved by the Audit Committee. Audit results are reported to the CEO and the Audit Committee every quarter and throughout the year.

Based on this annual audit plan, the Internal Audit Department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:

•                          reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•                          reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

•                          reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•                          appraising the economy and efficiency with which resources are employed;

•                          identifying significant risks, including fraud risks, to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•                          evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.

In addition, the Internal Audit Department will audit areas of concern identified by senior management or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company will be notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department will report their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent accounting firm. The Internal Audit Department consists of members of the Company’s management team.

Shareholder Rights

The Company’s shareholders may put forth proposals at an annual general meeting of the Company’s shareholders by written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the principal executive offices of the Company. In order for a shareholder to put a proposal before the Company’s shareholders, such shareholder must (a) be a member of record on both the date of giving of the notice by such shareholder and the record date for the determination of members entitled to vote at such meeting and (b) comply with the notice requirements, in each case, as specified in the Articles of Association. The notice requirements include requirements regarding the timing of delivery of the notice as well as the contents of such notice. The detailed procedures for the notice requirements vary depending on whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to a nomination for election of a Director. The procedures for shareholders to propose a person for election as a Director is available on the Company’s website. The procedures for shareholders to put forward proposals at an annual general meeting are also available upon request from the Company Secretary at the Company’s Hong Kong office as stated below:

Semiconductor Manufacturing International Corporation

Suite 3003, 30th Floor, 9 Queen’s Road Central

Hong Kong

Enquiries may be submitted to the Board by contacting either the Company Secretary at the above address, or directly by questions at an annual general meeting or an extraordinary general meeting. Questions on the procedures for putting forward proposals at an annual general meeting may also be raised to the Company Secretary by the same means.

According to Article 61 of the Articles of Association, only the Board or the Chairman of the Board may, whenever they or he think fit to proceed, convene a general meeting of the Company. The ability of shareholders to call any extraordinary general meetings is specifically denied.

Shareholder Communications

The Company and the Board recognizes the importance of maintaining open and frequent communications with its shareholders. At the 2012 AGM, which was held on June 7, 2012 at the Company’s headquarters in Shanghai, China, Directors, members of the management team, as well as the Company’s outside auditors, were present to answer questions from the shareholders. The 2013 AGM circular will be distributed to all shareholders within the prescribed time period required by the Listing Rules. The circular and the accompanying materials set forth information relevant to the proposed resolutions. Separate resolutions are proposed at these annual general meetings on each substantially separate issue, including the election of individual Directors. The Chairman reveals how many proxies for and against have been filed in respect to each resolution. The poll results are published in accordance with the requirements of the Listing Rules.

During the 2012 AGM, the Company’s shareholders:

•                          received and considered the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended December 31, 2011;

•                          re-elected Chen Shanzhi, Lip-Bu Tan and Frank Meng as Class II Directors to hold office until 2015 AGM and authorized the Board to fix their remuneration;

•                          re-elected Zhang Wenyi and Tzu-Yin Chiu as Class I Directors to hold office until 2014 AGM and authorized the Board to fix their remuneration;

•                          re-elected Lawrence Juen-Yee Lau as a Class III Director to hold office until 2013 AGM and authorized the Board to fix their remuneration;

•                          re-appointed Deloitte Touche Tohmatsu as auditors of the Company and authorize the Audit Committee of the Board to fix their remuneration;

•                          approved the general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding 20% of the issued share capital of the Company at the date of 2012 AGM; and

•                          approved the general mandate to the Board to repurchase shares of the Company, not exceeding 10% of the issued share capital of the Company at the date of 2012 AGM.

The attendance of each Director at the 2012 AGM is as follows:

Meeting Attendance
Executive Director
Zhang Wenyi (Chairman)	1/1
Tzu-Yin Chiu	1/1
Non-executive Director
Chen Shanzhi	1/1
Gao Yonggang	1/1
Lawrence Juen-Yee Lau	1/1
Zhou Jie	1/1
Independent Non-executive Director
Tsuyoshi Kawanishi	1/1
Frank Meng	1/1
Lip-Bu Tan	1/1

A key element of effective communication with shareholders and investors is the timely dissemination of information relating to the Company. In addition to announcing annual and interim reports, the Company announces its quarterly financial results approximately one month after the end of each quarter. In connection with such announcement, the Company holds conference calls which are open and available to the Company’s shareholders. During these conference calls, the Chief Executive Officer and the Chief Financial Officer report about the latest developments in the Company and answer questions from participants. The members of the Company’s Investor Relations Department and senior members of the Company’s management also hold regular meetings with equity research analysts and other institutional shareholders and investors.

A table setting forth information regarding the beneficial ownership as of December 31, 2012 of the Ordinary Shares, of each shareholder who is known by the Company to beneficially own more than 5% of the Company’s outstanding shares, is contained on page 52.

The market capitalization of the Company as of December 31, 2012 was HK$12,320,053,755 (issued share capital of 32,000,139,623 ordinary shares at the closing market price of HK$0.385 per ordinary share). The public float as of such date was approximately 69.4%.

The 2013 AGM is scheduled to be held at the Company’s headquarters at 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, China on or around June 13, 2013. All shareholders are invited to attend.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Company’s Compliance Office, which will subsequently report such violation to the Audit Committee.

US Corporate Governance Practices

Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. Because the Company’s American Depositary Shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, the Company is also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because the Company is a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to the Company. The Company is permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of certain of the corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee. Instead, our Board has established a nomination committee to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, make recommendations on any proposed changes to the Board to complement our corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non-executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the Exchange Act, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

We believe that the composition of our Board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. We disclose the amounts of compensation of our directors on a named basis, remuneration payable to members of the senior management by band, and the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

SOCIAL RESPONSIBILITY

At SMIC, we truly live corporate social responsibility (CSR). Near our production sites, we maintain residential campuses with comfortable housing for our employees, first-rate schools for their children, and many convenient amenities. By living near our production sites, we have powerful incentives to meet the highest standards for health, safety, environmental protection, business conduct, and regulatory compliance.

Our CSR practices comply with all laws where we do business and align with international standards for our industry. These practices help us to reduce costs and risks, increase efficiency and integration, and improve employee morale and retention, all while benefiting our local communities and contributing to a cleaner and greener electronics industry supply chain. See our CSR Web page at http://www.smics.com/eng/about/csr.php.

Our CSR practices led to our renewed inclusion in the Hang Seng Corporate Sustainability Index Series in 2012 for maintaining a “high standard of performance in environmental, social, and corporate governance” areas. See www.hsi.com.hk. To help us preserve and develop our socially responsible culture, key managers serve on our CSR Committee to oversee our CSR program and reporting. See our latest CSR report at http://www.smics.com/eng/about/csr.php.

SMIC IN THE COMMUNITY

As the Company grows and prospers, so do the communities where we operate. We also serve them as neighbors through the scores of programs and activities held on our own campuses, and through charitable outreach to the larger community. For example, our employees support local charities and churches, lecture at local universities, finance rural schools, provide disaster relief, and volunteer for projects throughout the region, focusing on community development and environmental preservation.

Support for Education

Our award-winning company schools serve our employees’ children at very low cost. They also provide a highly- affordable education for non-SMIC children who live in the communities where we operate. Together with our employees, we also support education in many other ways. For example, we have helped to finance dozens of schools in rural China and contributed accommodations, classrooms, volunteer teachers and staff, and other facilities to empower rural educators with modern teaching skills, methodologies, and know-how. On a continuous basis, we also provide school supplies to children of rural and migrant workers, and volunteer in countless education programs throughout China.

Support for the Environment

SMIC is a conscientious steward of natural resources. This commitment to the environment is reflected in our environmental protection, safety, and health (“ESH”) policies and international standards certifications. See our ESH Web page at www.smics.com/eng/about/esh.php.

SMIC first earned ISO 14001 certification in 2002. To retain this certification, we must maintain a world-class environmental management system that abides by a rigorous set of international standards. This management system helps us ensure responsible use of energy and materials through recycling, waste reduction, and pollution prevention.

For many years, SMIC has held QC 080000 certification, demonstrating our products and processes are free of environmentally hazardous substances, fulfilling customer requirements and the European Union’s Restriction of Hazardous Substances (RoHS) Directive.

SOCIAL RESPONSIBILITY

SMIC also established ISO 14064 carbon verification certification at all sites in 2010. We maintain systems to reduce our carbon footprint, including greenhouse gas emissions, and are prepared for increasingly stringent carbon emission controls and regulations.

We achieve environmental protection largely through:

•                            Expanding environmental protection projects, such as energy saving, and waste reduction;

•                            Promoting green products and supply chains while sorting and recycling waste products;

•                            Managing the transfer and safe handling of hazardous waste by qualified vendors;

•                            Controlling hazardous substances in our products and processes; and

•                            Monitoring environmental impact, including carbon verification, and publicizing the results.

EMPLOYEE WELL-BEING

At SMIC, we focus on quality control and product innovation while also preventing environmental pollution, conserving energy and natural resources, protecting our human resources, and preventing property loss. We strive to improve employee well-being, protect the environment, and raise ESH standards for all SMIC employees and the environment in which we operate. Through continuous improvement, we aim to strengthen our environmental responsibility and operational risk management.

To achieve these goals, SMIC is committed to:

•                            Following ESH laws and international standards while fulfilling customer requirements;

•                            Making ESH goals a primary responsibility for every SMIC manager;

•                            Implementing site ESH management through employee ownership and teamwork;

•                            Pursuing a green supply chain and greener manufacturing processes; and

•                            Strengthening accident prevention and emergency response and recovery capabilities.

Employee Health & Safety

SMIC attained OHSAS 18001 (Occupational Health and Safety Assessment Series) certification in 2003. The OHSAS 18001 standard is a key component of our comprehensive health and safety management system and is based on international safety and health standards. With this certification, we have demonstrated our commitment to safety, risk management, and a healthier environment for our employees. Our safety management philosophy embraces accident prevention, frequent safety audits, safety education, engineering control, accountability, and enforcement. This safety management philosophy is implemented through:

•                            Mandatory, recurrent safety training for employees and vendors;

•                            Equipment and facilities compliance with domestic and international safety standards, such as those of Semiconductor Equipment and Materials International (SEMI), the National Fire Protection Association (NFPA), and Factory Mutual Research Corporation (FMRC);

•                            Maintenance of process standards;

•                            An Emergency Response Center to centralize response at each site, staffed 24 hours a day;

•                            Continuous monitoring of work area conditions via closed-circuit TV and gas detectors;

•                            Constant monitoring of airborne chemicals, air quality, radiation, noise, and drinking water;

•                            Regular occupational health examinations;

•                            Training in ergonomics; and

•                            An ESH rewards and discipline committee to reward or discipline employees and their managers for major ESH achievements or violations.

SMIC provides occupational health and hygiene management for the welfare of employees. In addition, SMIC provides on-site health monitoring and primary care services such as:

•                            A 24-hour, professionally staffed health clinic at each manufacturing site;

•                            Medical emergency response and disaster planning;

•                            Occupational physical examinations and record keeping;

•                            General physical examinations and record keeping; and

•                            Injury and illness case management.

Employee Care

We enable better living and continuous self-improvement for our employees. In addition to the housing and schooling described above, our employees and their families enjoy good health insurance and access to the professionally staffed health clinics at our manufacturing sites, residential campuses, and schools. We also care for our employees through on-the-job training, subsidized university education, counseling services, social clubs and activities, and athletic and recreational facilities. See our full CSR reports at the Web address provided above.

REPORT BY MANAGEMENT

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, the Company’s management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, the Company’s management has concluded that the internal control over financial reporting was effective as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

March 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated statements of financial position of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation

We have audited the internal control over financial reporting of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012, of the Company and our report dated March 25, 2013 expressed an unqualified opinion on those financial statements.

/s/Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2013

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In USD’000, except share and per share data)

		For the year ended December 31
	Notes	2012	2011
Continuing operations
Revenue	6	1,701,598	1,319,466
Cost of sales		(1,352,835)	(1,217,525)
Gross profit		348,763	101,941
Research and development		(193,569)	(191,473)
Sales and marketing expenses		(31,485)	(32,559)
General and administration expenses		(107,313)	(57,435)
Impairment loss on property, plant and equipment		—	(17,691)
Finance costs	9	(39,460)	(21,903)
Interest income		5,390	4,724
Other income		6,190	13,718
Other gains or losses	8	23,220	17,081
Share of profits of associates		1,703	4,479
Profit (loss) before tax		13,439	(179,118)
Income tax benefit (expense)	10	9,102	(82,503)
Profit (loss) for the year from continuing operations	11	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations	12	—	14,741
Profit (loss) for the year		22,541	(246,880)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		70	4,938
Total comprehensive income (expense) for the year		22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company		22,771	(246,817)
Non-controlling interest		(230)	(63)
		22,541	(246,880)
Total comprehensive income (expense) for the year attributable to:
Owners of the Company		22,841	(241,879)
Non-controlling interests		(230)	(63)
		22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	15	$0.00	$(0.01)
Diluted	15	$0.00	$(0.01)
From continuing operations
Basic	15	$0.00	$(0.01)
Diluted	15	$0.00	$(0.01)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In USD’000, except share and per share data)

	Notes	12/31/12	12/31/11	1/1/11
Assets
Non-current assets
Property, plant and equipment	17	2,385,435	2,516,578	2,351,863
Prepaid Land use right		73,962	77,231	78,798
Intangible assets	18	235,378	179,279	173,821
Investments in associates	20	21,636	15,856	7,665
Deferred tax assets	10	43,380	31,787	112,688
Other assets	22	43,382	45,685	2,393
Total non-current assets		2,803,173	2,866,416	2,727,228
Current assets
Inventories	23	295,728	207,308	213,404
Prepaid operating expenses		46,986	52,805	17,705
Trade and other receivables	24	328,211	200,905	264,048
Other financial assets	21	18,730	1,973	3,149
Restricted cash	25	217,603	136,907	161,350
Cash and bank balances		358,490	261,615	515,808
		1,265,748	861,513	1,175,464
Assets classified as held-for-sale	16	4,239	—	—
Total current assets		1,269,987	861,513	1,175,464
Total assets		4,073,160	3,727,929	3,902,692
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,000,139,623, 27,487,676,065, and 27,334,063,747 shares issued and outstanding at December 31, 2012, 2011 and 2010, respectively	26	12,800	10,995	10,934
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, 445,545,911 shares and nil issued and outstanding at December 31, 2012, 2011 and 2010, respectively	26	—	178	—
Share premium	26	4,083,588	4,082,135	3,762,146
Reserves	27	46,148	41,315	39,447
Accumulated deficit	28	(1,867,036)	(1,889,807)	(1,642,990)
Equity attributable to owners of the Company		2,275,500	2,244,816	2,169,537
Non-controlling interests		952	1,182	1,245
Total equity		2,276,452	2,245,998	2,170,782

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	12/31/12	12/31/11	1/1/11
Non-current liabilities
Borrowings	29	528,612	72,361	178,596
Deferred tax liabilities	10	440	1,333	1,094
Deferred government grant		150,347	125,335	49,143
Promissory notes	31	—	28,560	56,327
Long-term financial liabilities		4,223	3,018	37,759
Other liabilities		5,000	—	9,646
Total non-current liabilities		688,622	230,607	332,565
Current liabilities
Trade and other payables	30	423,952	375,748	614,055
Borrowings	29	567,803	798,782	705,514
Accrued liabilities		84,611	45,674	45,357
Promissory notes	31	29,374	29,374	29,374
Other financial liabilities	32	25	1,683	3,152
Current tax liabilities	10	2,321	63	1,893
Total current liabilities		1,108,086	1,251,324	1,399,345
Total liabilities		1,796,708	1,481,931	1,731,910
Total equity and liabilities		4,073,160	3,727,929	3,902,692
Net current assets (liabilities)		161,901	(389,811)	(223,881)
Total assets less current liabilities		2,965,074	2,476,605	2,503,347

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In USD’000)

				Equity-settled	Foreign
		Convertible		employee	currency		Attributable	Non-
	Ordinary	preferred	Share	benefits	translation	Accumulated	to owners of	controlling	Total
	Shares	shares	premium	reserve	reserve	deficit	the Company	interest	Equity
		(Note 26)	(Note 26)	(Note 27)	(Note 27)	(Note 28)
Balance at January 1, 2011	10,934	—	3,762,146	40,539	(1,092)	(1,642,990)	2,169,537	1,245	2,170,782
Loss for the year	—	—	—	—	—	(246,817)	(246,817)	(63)	(246,880)
Other comprehensive income for the year	—	—	—	—	4,938	—	4,938	—	4,938
Total comprehensive income for the year	—	—	—	—	4,938	(246,817)	(241,879)	(63)	(241,942)
Exercise of stock options	61	—	11,870	(8,406)	—	—	3,525	—	3,525
Issuance of convertible preferred shares and warrants	—	178	308,119	—	—	—	308,297	—	308,297
Share-based compensation	—	—	—	5,336	—	—	5,336	—	5,336
Balance at December 31, 2011	10,995	178	4,082,135	37,469	3,846	(1,889,807)	2,244,816	1,182	2,245,998
Profit for the year	—	—	—	—	—	22,771	22,771	(230)	22,541
Other comprehensive income for the year	—	—	—	—	70	—	70	—	70
Total comprehensive income for the year	—	—	—	—	70	22,771	22,841	(230)	22,611
Exercise of stock options	23	—	3,057	(2,411)	—	—	669	—	669
Exercise convertible preferred shares	1,782	(178)	(1,604)	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	7,174	—	7,174
Balance at December 31, 2012	12,800	—	4,083,588	42,232	3,916	(1,867,036)	2,275,500	952	2,276,452

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD’000)

	For the year ended December 31
	2012	2011
Operating activities:
Profit (loss) for the year	22,541	(246,880)
Adjustments for:
Income tax (benefit) expenses	(9,102)	82,503
Forgiveness of payables	—	(19,011)
Gain on disposition of discontinued operation, net of taxes	—	(17,103)
Amortization of intangible assets and land use right	35,076	33,017
Depreciation of property, plant and equipment	531,823	518,840
Impairment loss of property, plant and equipment	—	17,691
Expense recognized in respect of equity-settled share-based payments	7,174	5,336
Finance cost	39,460	21,903
(Gain) loss on disposal of property, plant and equipment	(19,325)	508
Interest income recognized in profit or loss	(5,390)	(4,724)
Bad debt allowance on trade receivables	4,615	551
Impairment loss recognized on Inventory	4,851	6,473
Net loss (gain) arising on financial assets at fair value through profit or loss	861	(244)
Net gain arising on financial liabilities at fair value through profit or loss	(1,659)	(1,469)
Reversal of bad debt allowance on trade receivables	(2,095)	(6,400)
Share of profit of associates	(1,703)	(4,479)
Other non-cash expense	635	556
Operating cash flows before movements in working capital:	607,762	387,068
(Increase) decrease in trade and other receivables	(112,410)	73,069
Increase in inventories	(93,270)	(5,587)
Increase in restricted cash relating to operating activities	(15,406)	(60,221)
Decrease (increase) in prepaid operating expenses	7,791	(41,190)
Increase in other assets	(937)	(9,897)
Increase in trade and other payables	22,942	902
Increase in deferred government grant	25,010	76,193
Increase in accrued liabilities	36,951	5,911
Decrease in other liabilities	—	(9,646)
Cash generated from operations	478,433	416,602
Interest paid	(47,532)	(38,765)
Interest received	5,390	4,724
Income taxes paid	(1,125)	(3,193)
Net cash from operating activities	435,166	379,368

(In USD’000)

	For the year ended December 31
	2012	2011
Investing activities
Payments to acquire financial assets	(43,638)	(40,350)
Proceeds on sale of financial assets	26,019	45,093
Payments for property, plant and equipment	(400,291)	(931,574)
Proceeds from government subsidy to purchase plant and equipment	—	1,967
Proceeds from disposal of property, plant and equipment and intangible assets	37,288	4,421
Payments for intangible assets	(76,366)	(31,185)
Payments to acquire long-term investment	—	(1,000)
Amounts advanced to proposed joint ventures	—	(31,816)
Change in restricted cash relating to investing activities	(65,289)	84,316
Net cash outflow from disposition of discontinued operation	—	(3,513)
Net cash used in investing activities	(522,277)	(903,641)
Financing activities
Proceeds from issuance of convertible preferred shares	—	308,297
Proceeds from borrowings	1,541,480	1,326,351
Repayment of borrowings	(1,328,048)	(1,339,318)
Proceeds from exercise of employee stock options	669	3,525
Repayment of promissory notes	(30,000)	(30,000)
Net cash from financing activities	184,101	268,855
Net increase (decrease) in cash and cash equivalents	96,990	(255,418)
Cash and cash equivalents at the beginning of the year	261,615	515,808
Effects of exchange rate changes on the balance of cash held in foreign currencies	(115)	1,225
Cash and bank balance at the end of the year	358,490	261,615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                  General information

Semiconductor Manufacturing International Corporation was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 19.

2.                  Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs)

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These are the Company’s first annual financial statements issued under IFRS. Prior to 2012, the Company prepared its consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (“US GAAP”). The Company has applied IFRS 1, “First-time Adoption of International Financial Reporting Standards” to transition from US GAAP to IFRS.

The preparation of the consolidated financial statements resulted in different accounting policies adopted as compared to those disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2011, prepared under US GAAP. A summary of the significant changes to the Company’s accounting policies, along with reconciliations presenting the impact of the transition to IFRS as at January 1, 2011 and as at December 31, 2011 and for the year ended December 31, 2011, are disclosed in Note 4. A summary of the Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been retrospectively and consistently applied.

2.             Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Basis of preparation (continued)

In addition, the Company has applied the amendments to IAS 1 Presentation of Items of Other Comprehensive Income in advance of the effective date (annual periods beginning on or after July 1, 2012). The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed the ‘statement of profit or loss and other comprehensive income’ and the ‘income statement’ is renamed the ‘statement of profit or loss’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis — the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.             Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle(1)
Amendments to IFRS 1	Government Loans(1)
Amendments to IFRS 7	Disclosures — Offsetting Financial Assets and Financial Liabilities(1)
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures(2)
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance(1)
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities(3)
IFRS 9	Financial Instruments(2)
IFRS 10	Consolidated Financial Statements(1)
IFRS 11	Joint Arrangements(1)
IFRS 12	Disclosure of Interests in Other Entities(1)
IFRS 13	Fair Value Measurement(1)
IAS 19 (Revised 2011)	Employee Benefits(1)
IAS 27 (Revised 2011)	Separate Financial Statements(1)
IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures(1)
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities(3)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine(1)

(1)          Effective for annual periods beginning on or after January 1, 2013

(2)          Effective for annual periods beginning on or after January 1, 2015

(3)          Effective for annual periods beginning on or after January 1, 2014

2.                  Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•                            All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•                            With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liabilities that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company anticipates that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Company’s financial assets (e.g. the Company’s equity instruments that are currently classified as available-for-sale investments measured at cost will have to be measured at fair value at the end of subsequent reporting periods). However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                 Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective (continued)

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five Standards consolidation, joint arrangements, associates and disclosures issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

Key requirements of these five Standards are described below

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation — Special Purpose Entities will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

These five standards together with the amendments regarding the transition guidance are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted provided all of these standards are applied at the same time. The Company anticipates that the application of these five standards will not have a significant impact on amounts reported in the consolidated financial statements.

2.                 Basis of preparation and application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs in issue but not yet effective (continued)

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRS literature require or permit fair value measurements and disclosures about fair value measurements, except on specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company anticipates that the application of the new standard may not have significant impact to the amounts reported in the financial statements, but may result in more extensive disclosure.

Amendments to IFRS7 and IAS32 Offsetting Financial Assets and Financial Liabilities and the related disclosures

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The disclosures should be provided retrospectively for all comparative periods. However, the amendments to IAS 32 are not effective until annual periods beginning on or after January 1, 2014, with retrospective application required.

The Company anticipates that the application of these amendments to IAS32 and IFRS7 may result in more disclosures being made with regard to offsetting financial assets and financial liabilities in the future.

Amendments to IAS 32

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Tax. The Company anticipates that the amendments to IAS 32 will have no effect on the Company’s consolidated financial statements as the Company has already adapted this treatment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US’000), except when otherwise indicated.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of the subsidiaries to bring their accounting policies in line with those used by other members of the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Company’s equity therein.

Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. The financial statements of associates used for equity accounting purposes are prepared using uniform accounting policies as those of the Company for like transactions and events in similar circumstances. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

3.             Significant accounting policies (continued)

Investments in associates (continued)

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value an initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When a group entity transacts with its associate, profits and losses resulting from the transactions with the associate are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•                       the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•                       the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                       the amount of revenue can be measured reliably;

•                       it is probable that the economic benefits associated with the transaction will flow to the Company; and

•                       the costs incurred or to be incurred in respect of the transaction can be measured reliably.

3.             Significant accounting policies (continued)

Revenue recognition  (continued)

Sale of goods (continued)

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed; 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Foreign currencies

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies)  are recognized at the rates of exchange prevailing at the dates of the transactions.  At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Foreign currencies (continued)

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are reattributed to non-controlling interests and are not recognized in profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.             Significant accounting policies (continued)

Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan based on a range of 20% to 22% of the monthly basic salary of current employees. The costs are recognized in profit or loss when incurred. Employees are required to make contributions equivalent to 6% to 8% of their basic salary.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 33.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3.             Significant accounting policies (continued)

Taxation (continued)

Current and deferred tax are recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5-10 years
Office equipment	3-5 years

Prepaid land use right

Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

Intangible assets

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the  carrying  amount that would  have  been  determined  had  no  impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income.

3.             Significant accounting policies (continued)

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

Restricted  cash

Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government subsidies for certain research and development projects. Changes of restricted cash pledged against letter of credit and short-term credit facilities are presented as investing activity in consolidated statements of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting  period, taking into account the  risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Financial  instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL) and ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on  initial  recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading.

A financial asset is classified as held for trading if:

•                       it has been acquired principally for the purpose of selling in the near term; or

•                       it is a part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•                       it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item.

3.             Significant accounting policies (continued)

Financial  assets  (continued)

Available-for-sale  financial  assets  (AFS  financial  assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Dividends on AFS equity instruments are  recognized in  profit or loss when the Company’s right to receive the dividends is established.

The Company has AFS equity investments totaled at $3.8 million as of December 31, 2012 and 2011, respectively,  that do not have a quoted  market price in  an  active  market and whose fair value cannot be reliably measured and therefore has been  measured at cost less any identified impairment losses at the end of each reporting period. The AFS equity investment is recorded in other assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including trade and other receivables, and cash and bank balances and restricted cash are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

•                       significant financial difficulty of the issuer or counterparty; or

•                       breach of contract, such as a default or delinquency in interest or principal payments; or

•                       it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Financial  assets  (continued)

Impairment of financial assets (continued)

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount  and  the   present  value   of  the   estimated  future   cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial liabilities and equity instruments

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.             Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Financial  liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item.    Fair   value   is determined in the manner described in Note 35.

Other  financial  liabilities

Other financial  liabilities (including borrowings, trade and other payables and promissory  notes)  are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of aIIocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on  initial  recognition.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in Note 35.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature”-of the hedge relationship.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.             Transition to IFRS

The Company is dual listed in New York Stock Exchange and Hong Kong Stock Exchange. In order to improve comparability with peers within semiconductor industry and reduce the cost of financial reporting under different accounting framework, the Company started to prepare financials statements in accordance with IFRS for the year ended December 31, 2012. As disclosed in Note 1, these consolidated financial statements represent the Company’s initial presentation of the financial results of operations and financial position under IFRS for the year ended December 31, 2012. As a result, these consolidated financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”. Previously, the Company prepared its annual consolidated financial statements in accordance with US GAAP.

IFRS 1 requires the presentation of comparative information as at January 1, 2011 the transition date and subsequent comparative period as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs. The significant exemption applied under IFRS 1 in preparing these consolidated financial statements and the significant differences between the Company’s accounting policy under US GAAP and those applied by the Company under IFRS are discussed below.

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRS.

The Company has applied the following exemptions:

•                       IFRS 2 Share-based Payment has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2011.

•                       The Company has designated unquoted equity instruments held at January 1, 2011 as available-for-sale investments.

Estimates

The estimates at January 1, 2011 and at December 31, 2011 are consistent with those made for the same dates in accordance with U.S. GAAP .

The estimates used by the Company to present these amounts in accordance with IFRS reflect conditions at January 1, 2011, the date of transition to IFRS and as of December 31, 2011.

4.             Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at January 1, 2011 (date of transition to IFRS)

			Effect of	IFRS as at
			Transition to	January 1,
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment		2,351,863	—	2,351,863
Prepaid Land use right		78,798	—	78,798
Intangible assets		173,821	—	173,821
Investments in associates*		7,665	—	7,665
Deferred tax assets	E	112,688	—	112,688
Other assets*		2,393	—	2,393
Total non-current assets		2,727,228	—	2,727,228
Current assets
Inventories		213,404	—	213,404
Prepaid operating expenses*		17,705	—	17,705
Trade and other receivables*		264,048	—	264,048
Other financial assets*		3,149	—	3,149
Restricted cash		161,350	—	161,350
Cash and bank balances		515,808	—	515,808
Total current assets		1,175,464	—	1,175,464
Total assets		3,902,692	—	3,902,692

*                                           US GAAP figures have been reclassified to conform to IFRS presentation.  Please refer to Note A below for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.             Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at January 1, 2011 (date of transition to IFRS)

			Effect of	IFRS as at
			Transition to	January 1,
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares		10,934	—	10,934
Share premium	B, D	3,858,642	(96,496)	3,762,146
Reserves	D	(1,092)	40,539	39,447
Accumulated deficit	B	(1,698,947)	55,957	(1,642,990)
Equity attributable to owners of the Company		2,169,537	—	2,169,537
Non-controlling interests	C	39,004	(37,759)	1,245
Total equity		2,208,541	(37,759)	2,170,782
Non-current liabilities
Borrowings		178,596	—	178,596
Deferred tax liabilities		1,094	—	1,094
Deferred government grant		49,143	—	49,143
Promissory notes		56,327	—	56,327
Long-term financial liabilities	C	—	37,759	37,759
Other liabilities		9,646	—	9,646
Total non-current liabilities		294,806	37,759	332,565
Current liabilities
Trade and other payables*		614,055	—	614,055
Borrowings*		705,514	—	705,514
Accrued liabilities*		45,357	—	45,357
Promissory notes		29,374	—	29,374
Other financial liabilities*		3,152	—	3,152
Current tax liabilities		1,893	—	1,893
Total current liabilities		1,399,345	—	1,399,345
Total liabilities		1,694,151	37,759	1,731,910
Total equity and liabilities		3,902,692	—	3,902,692

*                                           US GAAP figures have been reclassified to conform to IFRS presentation.  Please refer to Note A below for details.

4.             Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at December 31, 2011

			Effect of	IFRS as at
			transition to	December 31
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment		2,516,578	—	2,516,578
Prepaid Land use right		77,231	—	77,231
Intangible assets		179,279	—	179,279
Investments in associates*		15,856	—	15,856
Deferred tax assets	E	31,787	—	31,787
Other assets*		45,685	—	45,685
Total non-current assets		2,866,416	—	2,866,416
Current assets
Inventories		207,308	—	207,308
Prepaid operating expenses*		52,805	—	52,805
Trade and other receivables*		200,905	—	200,905
Other financial assets*		1,973	—	1,973
Restricted cash		136,907	—	136,907
Cash and bank balances		261,615	—	261,615
Total current assets		861,513	—	861,513
Total assets		3,727,929	—	3,727,929

*                                           US GAAP figures have been reclassified to conform to IFRS presentation.  Please refer to Note A below for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.             Transition to IFRS (continued)

Reconciliation of statement of financial position under IFRS from the amounts previously reported under U.S. GAAP as at December 31, 2011 (continued)

			Effect of	IFRS as at
			transition to	December 31,
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares		10,995	—	10,995
Convertible Preference shares		178	—	178
Share premium	B, D	4,240,530	(158,395)	4,082,135
Reserves	D	3,846	37,469	41,315
Accumulated deficit	B	(2,010,733)	120,926	(1,889,807)
Equity attributable to owners of the Company		2,244,816	—	2,244,816
Non-controlling interests	C	4,200	(3,018)	1,182
Total equity		2,249,016	(3,018)	2,245,998
Non-current liabilities
Borrowings		72,361	—	72,361
Deferred tax liabilities		1,333	—	1,333
Deferred government grant		125,335	—	125,335
Long-term financial liabilities	C	—	3,018	3,018
Promissory notes		28,560	—	28,560
Total non-current liabilities		227,589	3,018	230,607
Current liabilities
Trade and other payables*		375,748	—	375,748
Borrowings*		798,782	—	798,782
Accrued liabilities*		45,674	—	45,674
Promissory notes		29,374	—	29,374
Other financial liabilities*		1,683	—	1,683
Current tax liabilities		63	—	63
Total current liabilities		1,251,324	—	1,251,324
Total liabilities		1,478,913	3,018	1,481,931
Total equity and liabilities		3,727,929	—	3,727,929

*                                           US GAAP figures have been reclassified to conform to IFRS presentation.  Please refer to Note A below for details.

4.             Transition to IFRS (continued)

Reconciliation of total comprehensive income under IFRS from the amounts previously reported under U.S. GAAP for the year ended December 31, 2011

			Effect of	IFRS for the
			Translation to	year end
	Notes	U.S. GAAP	IFRSs	2011
		USD’000	USD’000	USD’000
Continuing operations
Revenue		1,319,466	—	1,319,466
Cost of sales		(1,217,525)	—	(1,217,525)
Gross profit		101,941	—	101,941
Research and development		(191,473)	—	(191,473)
Sales and Marketing expenses		(32,559)	—	(32,559)
General and Administration expenses		(57,435)	—	(57,435)
Impairment loss on property, plant and equipment		(17,691)	—	(17,691)
Finance costs	C	(20,583)	(1,320)	(21,903)
Interest income		4,724	—	4,724
Other income*		13,718	—	13,718
Other gains or losses*		17,081	—	17,081
Share of profits of associates		4,479	—	4,479
Loss before tax		(177,798)	(1,320)	(179,118)
Income tax expense		(82,503)	—	(82,503)
Loss for the year from continuing operations		(260,301)	(1,320)	(261,621)
Discontinued operations
Profit for the year from discontinued operations		14,741	—	14,741
Loss for the year		(245,560)	(1,320)	(246,880)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		4,938	—	4,938
Total comprehensive loss for the year		(240,622)	—	(241,942)

*                                           US GAAP figures have been reclassified to conform to IFRS presentation.  Please refer to Note A below for details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                                Transition to IFRS (continued)

Notes to the reconciliation of financial position as at January 1, 2011 and December 31, 2011 and total comprehensive income for the year ended December 31, 2011

A                                       Reclassification made to the statement of financial position and statement of comprehensive income

U.S. GAAP figures have been reclassified to conform to IFRS presentation. Reclassification mainly comprise of:

•                                Available-for-sale investment in unlisted shares is presented as separate line item in IFRS financial statements which was recorded in Equity investment in previous U.S. GAAP financial statements

•                                Other receivables, previously recorded in Prepaid expense and other current assets in previous U.S. GAAP financial statements, are reclassified to Trade and other receivables in IFRS financial statements

•                                Other financial assets is presented as separate line item in IFRS financial statements while is recorded in Prepaid expense and other current assets in previous U.S. GAAP financial statements

•                                Short-term borrowing and current portion of long-term debt presented separately in U.S. GAAP financial statements are aggregated and presented as Borrowings in IFRS financial statements

•                                Certain other current liability which was recorded in accrued expenses and other current liabilities in previous U.S. GAAP financial statements are reclassified to Trade and other payables in IFRS financial statements

•                                Current financial liabilities is presented as separate line item in IFRS financial statements which was recorded in Accrued expenses and other current liabilities in previous U.S. GAAP financial statements

•                                Other operating income and Others, net are aggregated and presented as Other income in IFRS financial statements

•                                Loss from sale of equipment and other fixed assets and Foreign currency exchange gain are aggregated and presented as Other gains or losses in IFRS financial statements

4.      Transition to IFRS (continued)

Notes to the reconciliation of financial position as at January 1, 2011 and December

31, 2011 and total comprehensive income for the year ended December 31, 2011

(continued)

B                                       Convertible preferred shares – beneficial conversion feature

Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, the deemed dividend of US$56.0 million relates to year before 2011 and US$65.0 million in 2011 are not required to be recorded.

C                                       Preferred shares

Under US GAAP, the Company presented the redeemable accumulated dividend preferred shares in Brite Semiconductor Corporation (“Brite”) and redeemable convertible preferred shares in Semiconductor Manufacturing International (AT) Corporation (“AT”) that were not owned by the Company as non-controlling interest. The accretion of interest on non-controlling interest (or “NCI”) was separately disclosed on the face of the statements of comprehensive income.

IFRS requires an entity that issues a financial instrument with characteristics of both liabilities and equity to separately classify the liability and equity components. The liability component is measured at fair value at inception, and any residual proceeds are allocated to the equity component. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debt. The accretion of interest to record the redeemable convertible preferred shares at redemption value is recognized as interest expense. The value assigned to the conversion option of the redeemable convertible preferred shares is insignificant at initial recognition. As a result, the accretion of interest on NCI totaled at US$1.3 million was adjusted to finance cost for the year ended December 31, 2011 and non-controlling interest relates to Brite totaled at US$3.0 million was adjusted from NCI to long-term financial liability as of December 31, 2011.

NCI relates to Brite and AT totaled at US$37.8 million was adjusted from NCI to long-term financial liabilities as of January 1, 2011.

D                                       Equity settled employee benefits

In order to conform to the current financial year’s presentation as a result of adoption IFRS, equity settled employee benefits reserve has been presented as a component of Reserve.

E                                       Deferred tax assets

Deferred tax assets have been reclassified as non-current assets under IFRS. Under US GAAP, deferred tax assets are classified as current or non-current based on the classification of the related asset for financial reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.      Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 3, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Company estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, the Company records a write-down to cost of sales for the difference between the carrying cost and NRV.

5.                                Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived  assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. Currently the Company is not able to estimate the amount of impairment loss or when the loss will occur for future years. Any potential changes of the business assumptions, such as forecasted sales, selling prices, utilizations, may have a material adverse effect on our net income.

The Company makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in the Company’s operations by comparing the carrying value of CGU to the Company’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                                Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived  assets (continued)

In order to remain technologically competitive in the semiconductor industry, the Company has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Company’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Company routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Company also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Company will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based  Compensation  Expense

The fair value of options and shares issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Company uses projected volatility rates based upon the Company’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company companies.

5.                                Critical accounting judgements and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Taxes (continued)

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

As at December 31, 2012, a deferred tax asset of US$0.4 million (December 31, 2011: USD1.8 million) in relation to unused tax losses has been recognized in the Company’s consolidated statement of financial position. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. Further details on taxes are disclosed in Note 10.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 35 for further discussion.

Impairment of trade and other receivable

The Company assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, the Company considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Company takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Company’s trade and other receivable at the end of the reporting period is disclosed in Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.           Segment information

The Company operates in three principal geographical areas — United States, Europe, and Asia Pacific.

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results from operations when making decisions about allocating resources and assessing performance of the Company. The Company operates in one segment. The Company’s revenue from continuing operations from external customers by location is detailed below.

	Revenue from external customers
	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
United States	940,369	726,011
Europe	38,811	35,256
Asia Pacific*	28,177	21,244
Taiwan	113,227	105,788
Japan	3,423	356
Mainland China and Hong Kong	577,591	430,811
	1,701,598	1,319,466

*              Not including Taiwan, Japan, Mainland China and Hong Kong

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant and equipment
	12/31/12	12/31/11
	USD’000	USD’000
United States	55	75
Europe	—	5
Taiwan	19	23
Hong Kong	3,640	3,832
Mainland China	2,381,721	2,512,643
	2,385,435	2,516,578

Substantially all other non-current assets excluding deferred tax and financial instruments of the Company are located in Mainland China.

7.           Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of gross accounts receivable and net sales:

	Net Revenue		Accounts receivable
	Year ended December 31,		December 31,
	2012	2011	2012	2011
A	383,626	275,502	43,246	43,468
B	282,946	165,180	57,865	27,921

A	23%	21%	13%	21%
B	17%	13%	18%	13%

8.           Other gains or losses

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Gain (loss) on disposal of property, plant and equipment	19,325	(508)
Foreign exchange gain	3,895	17,589
	23,220	17,081

The gain on disposal of property, plant and equipment in 2012 arose primarily from disposal of the living quarters in Shanghai.

9.           Finance costs

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Interest expense	54,712	39,567
Accretion of interest to preferred shareholders of a subsidiary	1,206	1,320
Total interest expense for financial liabilities not classified as at FVTPL	55,918	40,887
Less: amounts capitalized	16,458	18,984
	39,460	21,903

The weighted average interest rate on funds borrowed generally is 4.97% per annum (2011: 3.62% per annum).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.       Income taxes relating to continuing operations

Income tax recognized in profit or loss

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Current tax — Enterprise Income Tax	1,071	1,363
Deferred tax	(12,486)	81,140
Current tax — Land Appreciation Tax	2,313	—
Total income tax (benefit) expense raised in the current year relating to continuing operations	(9,102)	82,503

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Profit (loss) before tax from continuing operations	13,439	(179,118)
Income tax expense (benefit) calculated at 15% (2011: 15%)	2,016	(26,868)
Effect of tax holiday and tax concession	(3,045)	(2,329)
Expenses to be recognized in future periods	(3,742)	(20,420)
Effect of unused tax losses not recognized as deferred tax assets	(6,574)	130,040
Effect of different tax rates of subsidiaries operating in other jurisdictions	(1,087)	2,508
Others	1,364	(428)
Land Appreciation Tax (after tax) — gain on sale of living quarters	1,966	—
Income tax (benefit) expense (relating to continuing operations)	(9,102)	82,503

The tax rate used for the 2012 and 2011 reconciliation above is the corporate tax rate of 15% payable by most of the Company’s entities in Mainland China under tax law in that jurisdiction.

10.       Income taxes relating to continuing operations (continued)

Current tax liabilities

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	2,313	—	—
Income tax payable — Others	8	63	1,893
	2,321	63	1,893

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Deferred tax assets	43,380	31,787	112,688
Deferred tax liabilities	(440)	(1,333)	(1,094)
	42,940	30,454	111,594

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Deferred tax assets
Allowances and reserves	3,829	1,664	1,321
Net operating loss carry forwards	372	1,767	6,020
Property plant and equipment	38,955	25,966	103,030
Accrued expenses	224	2,390	2,317
Net deferred tax assets	43,380	31,787	112,688
Deferred tax liabilities
Capitalized interest	(373)	(1,266)	(1,049)
Unrealized exchange gain	(64)	(67)	(45)
Depreciation for asset held for sale	(3)	—	—
	(440)	(1,333)	(1,094)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.       Income taxes relating to continuing operations (continued)

Deferred tax balances (continued)

2012.12.31

	Opening Balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	25,966	12,989	38,955
Allowances and reserves	1,664	2,165	3,829
Accrued expenses	2,390	(2,166)	224
Capitalized interest	(1,266)	893	(373)
Unrealized exchange gain	(67)	3	(64)
Depreciation for asset held for sale	—	(3)	(3)
Others	1,767	(1,395)	372
	30,454	12,486	42,940

2011.12.31

	Opening	Recognized in	Closing
	balance	profit or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	103,030	(77,064)	25,966
Allowances and reserves	1,321	343	1,664
Accrued expenses	2,317	73	2,390
Capitalized interest	(1,049)	(217)	(1,266)
Unrealized exchange gain	(45)	(22)	(67)
Others	6,020	(4,253)	1,767
	111,594	(81,140)	30,454

Under the New EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that will be distributed to its immediate holding company outside mainland China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its mainland China subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future.

10.                     Income taxes relating to continuing operations (continued)

Deferred tax balances (continued)

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands which is tax exempted.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The Law of the People’s Republic of China on Income Tax (“New EIT Law”) was promulgated on March 16, 2007, which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Enterprises which were entitled to a preferential tax rate of 25% prior to January 1, 2008 could gradually transit to 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (“Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. The tax holiday, which has already kicked off before the effective date of the EIT law, may continue to be enjoyed till the end of the holiday.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate is reduced by the tax incentives granted by Circular No. 39.

On February 9, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On April 20, 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), the income tax policies for encouraging the development of integrated circuit industry is the implementation rule of Circular No. 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.                     Income taxes relating to continuing operations (continued)

Deferred tax balances (continued)

The detailed tax status of SMIC’s principal PRC entities is elaborated as follows:

1)                                     Semiconductor Manufacturing International (Shanghai) Corporation (SMIS)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. As SMIS is a manufacturing company located in Shanghai’s Pudong New Area, it can continue its tax holiday based on the transitional income tax rate granted by Circular No. 39 instead of the statutory income tax rate. The income tax rate for SMIS was 12% in 2011, 12.5% in 2012 and will be 12.5% in 2013. After that, the income tax rate will be 15%.

2)                                     Semiconductor Manufacturing International (Beijing) Corporation (SMIB) and Semiconductor
Manufacturing International (Tianjin) Corporation (SMIT)

In accordance with Circular No. 4 and Circular No. 27, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of December 31, 2012 and the tax holiday has not begun to take effect.

Unrecognized deductible temporary differences, unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$1,199.2 million (December 31, 2011: US$951.9 million) due to the unpredictability of future profit streams, of which $305.1 million, $448.5 million, $83.4 million, $193.5 million and $168.7 million will expire in 2013, 2014, 2015, 2016 and 2017, respectively. At the end of the reporting period, the Company had deductible temporary differences of US$580.4 million (December 31, 2011: US$634.9 million) in relation to which no deferred tax asset was recognized as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

11.                     Profit (loss) for the year

Profit (loss) for the year from continuing operations has been arrived at after charging (crediting)

11.1 Impairment losses (reversal of impairment losses) on financial assets

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Allowance on trade receivables (see Note 24)	4,615	551
Reversal of allowance on doubtful trade receivables	(2,095)	(6,400)
	2,520	(5,849)

In 2011, the Company settled certain disputes with respective third party debtors by entering into contractually binding agreements which legally released the Company from certain obligations totaling $19.0 million. The forgiveness of debt has been recorded as a reduction of general and administrative expense and other income respectively. In addition, the recovery of bad debt expense of $6.4 million and $2.0 million was recorded as a reduction of general and administrative expense for the year ended December 31, 2011 and 2012, respectively.

11.2 Impairment losses on property, plant and equipment

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Impairment losses on property, plant and equipment	—	17,691

11.3 Depreciation and amortization expense

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Depreciation of property, plant and equipment	531,823	518,840
Amortization of intangible assets and land use right	35,076	33,071
Total depreciation and amortization expense	566,899	551,911

11.4 Employee benefits expense

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Wages, salaries and social security contributions	206,807	190,901
Bonus	28,048	10,431
Paid annual leave	738	310
Non-monetary benefits	12,880	12,494
Termination benefits	7	5,018
Equity-settled share-based payments (Note 33)	7,174	5,336
Total employee benefits expense	255,654	224,490

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.                     Profit (loss) for the year (continued)

Profit (loss) for the year from continuing operations has been arrived at after charging (crediting) (continued)

11.5 Royalties expense

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Royalties expense	28,993	22,795

11.6 Government grant

Government subsidies under specific R&D projects

The Company received government awards of US$54.1 and US$126.1 million and recognized US$31.0 million and US$42.6 million in the form of reimbursement of certain R&D expenses in 2012 and 2011 for several specific R&D projects respectively. The awards are deferred until the milestones specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in R&D expense.

Government subsidies for specific intended use

The Company received government subsidies in cash of US$1.4 million and US$0.8 million in 2012 and 2011 respectively, which was determined based on the estimated interest expense to be incurred, on the Company’s budgeted outstanding borrowings. The government subsidy is recorded as a liability upon receipt and until the requirements (if any) specified in the terms of the subsidy have been reached, at which time they are recorded as a reduction in interest expense. The Company recorded US$1.2 million and US$0.8 million as reduction of interest expense in 2012 and 2011.

12                          Discontinued operations

Disposal of Semiconductor Manufacturing International (AT) Corporation

On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and accounts for such investment as available-for-sale investment as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of US$17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained non-controlling interest in AT, and (b) the carrying amount of the aforementioned non-controlling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of US$14.7 million represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

12                          Discontinued operations (continued)

Analysis of profit for the year from discontinued operations

Year ended 12/31/11
USD’000
Profit for the year from discontinued operations
Revenue	4,005
Cost of sales	(5,411)
Gross loss	(1,406)
Total expenses	(956)
Net loss for the period	(2,362)
Gain on disposition of discontinued operations, net of taxes	17,103
Profit for the year from discontinued operations	14,741
Cashflow from discontinued operations
The net cash flows incurred by AT are, as follows:
Net cash outflow from operating activities	(1,201)
Net cash outflow from investing activities	(1,013)
Net cash outflow from financing activities	(713)
Net cash outflow	(2,927)

13.                     Directors’ remuneration

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Salaries	1,411	1,160
Equity-settled share-based payments	1,113	1,145
	2,524	2,305

The Company granted nil and 113,205,662 options to purchase ordinary shares of the Company to the directors in 2012 and 2011. During the year ended December 31, 2012, no stock options was exercised and 500,000 were expired. And during the year ended December 31, 2011, 1,000,000 stock options were exercised and 78,371,941 stock options were lapsed in connection with certain directors ceasing to continue serving as directors.

The Company granted nil and 46,600,465 restricted share units to purchase ordinary shares of the Company to the directors in 2012 and 2011. During the year ended December 31, 2012, 11,650,116 restricted share units automatically vested and none restricted share units were lapsed. And during the year ended December 31, 2011, 15,114,588 restricted share units automatically vested and 18,473,385 restricted share units were lapsed in connection with certain directors ceasing to continue serving as directors.

In 2012 and 2011, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2012 and 2011, no directors waived any emoluments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.                     Directors’ remuneration (continued)

(a)      Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

		Employee
		settled share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2012
Tsuyoshi Kawanishi	45	15	60
Lip-Bu Tan	65	15	80
Frank Meng	52	40	92
	162	70	232

		Employee
		settled share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2011
Tsuyoshi Kawanishi	45	13	58
Lip-Bu Tan	60	13	73
Frank Meng	4	14	18
Jiang Shangzhou*	97	141	238
	206	181	387

*                   Jiang Shangzhou passed away on June 27, 2011.

There were no other emoluments payable to the independent non-executive directors during the year (2011: Nil).

(b)        Executive directors and non-executive directors

	Salaries and wages	Employee settled share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2012
Executive directors:	188	353	541
Zhang Wenyi	962	642	1,604
Tzu-Yin Chiu*	1,150	995	2,145

Non-executive directors:	52	24	76
Chen Shangzhi	47	24	71
Gao Yonggang	—	—	—
Lawrence Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong	99	48	147

*                   Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

13.                     Directors’ remuneration (continued)

(b)     Executive directors and non-executive directors (continued)

		Employee
		settled share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2011
Executive directors:
Zhang Wenyi	100	178	278
Tzu-Yin Chiu	154	261	415
David N.K. Wang*	601	478	1,079
	855	917	1,772
Non-executive directors:
Chen Shanzhi	49	24	73
Gao Yonggang	49	24	73
Lawrence Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong	—	—	—
	98	48	146

*                                           David N.K. Wang ceased to be a director on June 29, 2011.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

14.                     Five highest paid employees

The five highest paid employees during the year included one (2011: one) director, details of whose remuneration are set out in Note 13 above. Details of the remuneration of the remaining four (2011: four) non-directors, highest paid employees for the year are as follows:

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Salaries and other benefits	1,334	1,209
Bonus	16	690
Stock option benefits	521	543
	1,871	2,442

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

In 2012 and 2011, no emoluments were paid by the Company to any of the five highest paid employees as an inducement to join or upon joining the Company or as compensation for loss of office.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.                     Five highest paid employees (continued)

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees
	2012	2011
HK$2,000,001 ($257,441) to HK$2,500,000 ($321,800)	1	—
HK$2,500,001 ($321,801) to HK$3,000,000 ($386,160)	—	—
HK$3,000,001 ($386,161) to HK$3,500,000 ($450,520)	1	—
HK$3,500,001 ($450,521) to HK$4,000,000 ($514,880)	1	1
HK$4,500,001 ($579,241) to HK$5,000,000 ($643,600)	1	2
HK$5,000,001 ($643,601) to HK$5,500,000 ($707,960)	—	1
	4	4

15.                     Earnings (loss) per share

	Year ended 12/31/12	Year ended 12/31/11
	USD	USD
Basic earnings (loss) per share
From continuing operations	0.00	(0.01)
From discontinued operations	—	0.00
Total basic earnings (loss) per share	0.00	(0.01)
Diluted earnings (loss) per share
From continuing operations	0.00	(0.01)
From discontinued operations	—	(0.00)
Total diluted earnings (loss) per share	0.00	(0.01)

Basic earnings (loss) per share

The earnings (loss) and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Profit (loss) for the year attributable to owners of the Company	22,771	(246,817)
Earnings (loss) used in the calculation of basic earnings (loss) per share	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	14,741
Earnings (loss) used in the calculation of basic earnings (loss) per share from continuing operations	22,771	(261,558)
Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share	30,078,893,961	27,435,853,922

15.                     Earnings (loss) per share (continued)

Diluted earnings (loss) per share

The earnings (loss) used in the calculation of diluted earnings (loss) per share are as follows:

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Earnings (loss) used in the calculation of basic earnings (loss) per share	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of diluted earnings (loss) per share from discontinued operations	—	14,741
Earnings (loss) used in the calculation of diluted earnings (loss) per share from continuing operations	22,771	(261,558)

The weighted average number of ordinary shares for the purpose of diluted earnings (loss) per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings (loss) per share as follows:

	Year ended 12/31/12	Year ended 12/31/11
Weighted average number of ordinary shares used in the calculation of basic earnings (loss) per share	30,078,893,961	27,435,853,922
Employee option and restricted share units	64,712,749	—
Convertible preferred shares	1,899,048,145	—
Weighted average number of ordinary shares used in the calculation of diluted earnings (loss) per share	32,042,654,855	27,435,853,922

As of December 31, 2012, the Company had 2,032,765,688 outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

As of December 31, 2011, the Company had 3,057,405,086 employee stock options, restricted share units, warrants and convertible preferred shares outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in the year ended December 31, 2011.

16.                     Assets classified as held for sale

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters (i)	4,239	—	—

(i)             The Company is seeking to sell its self-constructed living quarters to its employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.                     Property, plant and equipment

				Construction
		Plant and	Office	in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at January 1, 2011	311,717	6,273,719	78,076	814,331	7,477,843
Transter from (out) CIP	9,351	805,588	12,613	(827,552)	—
Addition	—	—	—	727,576	727,576
Disposals	(1,177)	(75,593)	(4,152)	(2,352)	(83,274)
Write-off	—	—	—	(87,355)	(87,355)
Balance at December 31, 2011	319,891	7,003,714	86,537	624,648	8,034,790
Transter from (out) CIP	24,581	581,579	18,029	(624,189)	—
Addition	—	—	—	409,750	409,750
Disposals	(4,088)	(7,918)	(580)	(142)	(12,728)
Reclassified as held for sale	(4,842)	—	(32)	—	(4,874)
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938

		Plant and	Office	Construction
	Buildings	equipment	equipment	in progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at January 1, 2011	77,949	4,873,172	72,507	102,352	5,125,980
Disposal	(406)	(52,448)	(4,090)	—	(56,944)
Write-off	—	—	—	(87,355)	(87,355)
Impairment losses recognized in profit or loss	—	—	—	17,691	17,691
Depreciation expense	11,833	501,683	5,324	—	518,840
Balance at December 31, 2011	89,376	5,322,407	73,741	32,688	5,518,212
Disposal	(1,403)	(4,850)	(579)	—	(6,832)
Depreciation expense	12,903	509,962	8,958	—	531,823
Reclassified as held for sale	(1,671)	—	(29)	—	(1,700)
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503

		Plant and	Office	Construction
	Buildings	equipment	equipment	in progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Carrying value at January 1, 2011	233,768	1,400,547	5,569	711,979	2,351,863
Carrying value at December 31, 2011	230,515	1,681,307	12,796	591,960	2,516,578
Carrying value at December 31, 2012	236,337	1,749,856	21,863	377,379	2,385,435

17.                     Property, plant and equipment (continued)

Construction in progress

The construction in progress balance of approximately US$377.4 million as of December 31, 2012, primarily consisted of US$78.7 million and US$146.6 million of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and US$91.9 million related to the ongoing 8” wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation. The Company’s Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. The Company will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, $60.2 million was related to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2013.

Impairment losses recognized in the year

The Company recorded an impairment loss of US$Nil (2011: US$17.7 million) associated with the disposal of property, plant and equipment with outdated technologies.

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$993 million (2011: approximately US$482 million) have been pledged to secure borrowings of the Company (see Note 29). The plant and equipment have been pledged as security for bank loans under a mortgage. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

18.    Intangible assets

Acquired
intangible
assets
USD’000
Cost
Balance at January 1, 2011	236,691
Additions	37,490
Expired and Disposal	(21,908)
Balance at December 31, 2011	252,273
Additions	89,636
Balance at December 31, 2012	341,909
Accumulated amortization and impairment
Balance at January 1, 2011	62,870
Amortization expense for the year	31,450
Expired and Disposal	(21,326)
Balance at December 31, 2011	72,994
Amortization expense for the year	33,537
Balance at December 31, 2012	106,531
Carrying value at January 1, 2011	173,821
Carrying value at December 31, 2011	179,279
Carrying value at December 31, 2012	235,378

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.    Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

			Proportion of
		Place of	ownership interest
		establishment	and voting power
Name of company	Principal activity	and operation	held by the Company
Better Way Enterprises Limited (“Better Way”)	Provision of marketing related activities	Samoa	Directly	100%
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)#	Manufacturing and trading of semiconductor products	People’s Republic of China (the “PRC”)	Directly	100%
SMIC, Americas	Provision of marketing related activities	United States of America	Directly	100%
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)#	Manufacturing and trading of semiconductor products	PRC	Directly	100%
SMIC, Japan	Provision of marketing related activities	Japan	Directly	100%
SMIC Europe S.R.L	Provision of marketing related activities	Italy	Directly	100%
Semiconductor Manufacturing International (Solar Cell) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)	Provision of marketing related activities	PRC	Directly	100%
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)#	Manufacturing and trading of semiconductor products	PRC	Directly	100%

19. Subsidiaries (continued)

			Proportion of
		Place of	ownership interest
		establishment	and voting power
Name of company	Principal activity	and operation	held by the Company
SMIC Development (Chengdu) Corporation	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket	PRC	Directly	100%
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	Provision of marketing related activities	British Virgin Islands	Directly	100%
Admiral Investment Holdings Limited	Investment holding	British Virgin Islands	Directly	100%
SMIC Shanghai (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Beijing (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Tianjin (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SilTech Semiconductor (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Shenzhen (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
Brite Semiconductor Corporation*	Investment holding	Cayman Islands	Directly	44.2%
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	Manufacturing and trading of solar cell related semiconductor products	PRC	Indirectly	100%
Magnificent Tower Limited	Investment holding	British Virgin Islands	Indirectly	100%
SMIC Shanghai (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.    Subsidiaries (continued)

		Place of	Directly or indirectly
		establishment	owned Percentage of
Name of company	Principal activity	and operation	ownership
SMIC Beijing (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC Tianjin (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC Solar Cell (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC (Wuhan) Development Corporation	Construction, operation, management of living quarters, schools	PRC	Indirectly	100%
SMIC ShenZhen (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SilTech Semiconductor (Hong Kong) Corporation Limited	Investment holding	Hong Kong	Indirectly	100%
Semiconductor Manufacturing International (Shenzhen) Corporation	Manufacturing and trading of semiconductor products	PRC	Indirectly	100%
SilTech Semiconductor Shanghai Corporation Limited	Manufacturing and trading of semiconductor products	PRC	Indirectly	100%
Brite Semiconductor Hong Kong Limited*	Investment holding	Hong Kong	Indirectly	44.2%
Brite Semiconductor (Shanghai) Corporation*	Design House	PRC	Indirectly	44.2%

#	Abbreviation for identification purposes

*

The Company consolidates Brite Semiconductor Corporation and its subsidiaries (Brite) through controls gained through contractual agreement. The impact of consolidating of Brite is insignificant to the financial statements of the Company.

20.    Investments in associates

Details of the Company’s associates at the end of the reporting period are as follows:

		Place of establishment	Proportion of ownership interest and voting power held by
Name of company	Principal activity	and operation	the Company
			12/31/12	12/31/11
Toppan SMIC Electronic (Shanghai) Co., Ltd	Design, production and processing micro lens imaging sensors and related products	Shanghai	30%	30%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd	Equity investment, Project investment, consulting	Beijing	49%	—

Summarized financial information in respect of the Company’s associates is set out below.

	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000
Total revenue	20,103	24,210
Total profit for the year	5,724	14,928
Company’s share of profits of associates	1,703	4,479

	12/31/12	12/31/11
	USD’000	USD’000
Total assets	69,374	54,470
Total liabilities	(2,237)	(1,616)
Net assets	67,137	52,854
Company’s share of net assets of associates	21,636	15,856

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.  Other financial assets

	31/12/12	31/12/11	01/01/11
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	77	939	695
Short-term investments carried at fair value through profit or loss	18,653	1,034	2,454
	18,730	1,973	3,149

22.  Other assets

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Advance payments	28,252	31,816	—
Others	15,130	13,869	2,393
Non-current	43,382	45,685	2,393

In 2011, an advance of US$28 million was made in conjunction with a proposed joint venture between the Company and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”). This advance payment is refundable should the joint venture cannot be formed successfully.

In addition, an advance of US$3.9 million was made in 2011 to Zhongxin Xiecheng Investment (Beijing) Corporation Limited in conjunction with a joint venture between China Investment Corporation and the Company. The advance converted to capital of the new company after it was formed in 2012.

Available-for-sale investment of US$3.8 million as of December 31, 2012 and 2011, respectively, has been included as others.

23.                     Inventories

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Raw materials	52,228	54,853	79,037
Work in progress	156,392	93,472	86,235
Finished goods	87,108	58,983	48,132
	295,728	207,308	213,404

The cost of inventories recognized as an expense during the year in respect of inventory provision was US$30.9 million (2011: US$26.1 million).

24.    Trade and other receivables

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Trade receivables	323,451	208,054	255,996
Allowance for doubtful debts	(45,340)	(42,820)	(49,373)
	278,111	165,234	206,623
Other receivables and refundable deposits	50,100	35,671	57,425
	328,211	200,905	264,048

24.    Trade and other receivables (continued)

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

The Company determines its allowance for doubtful debts based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Company provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Company recognized U$4.6 million and US$0.6 million of allowance for doubtful debts respectively during the year ended 31 December 2012 and 2011 respectively. The Company reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Company used an internal system based on each customer’s operation size, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Company believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2012 and 2011, US$101.1 million and US$71.4 million respectively are due from the Company’s two largest customers.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Current	222,765	134,958	174,380
Past due but not impaired
Within 30 days	31,219	26,468	25,395
31–60 days	16,559	1,083	3,033
Over 60 days	7,568	2,725	3,815
Total	278,111	165,234	206,623
Average overdue days	47	31	37

Movement in the allowance for doubtful debts

	12/31/12	12/31/11
	USD’000	USD’000
Balance at beginning of the year	42,820	49,373
Addition in allowance for doubtful debts	4,615	551
Amounts written off during the year as uncollectible	—	(704)
Reversal of allowance for doubtful debts	(2,095)	(6,400)
Balance at end of the year	45,340	42,820

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.    Trade and other receivables (continued)

Trade receivables (continued)

Movement in the allowance for doubtful debts (continued)

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Included in the allowance for doubtful debts are individually impaired trade receivables amounting to nil (December 31, 2011: US$4.6 million) which have been placed under liquidation. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Company does not hold any collateral over these balances.

Age of impaired trade receivables

	12/31/12	12/31/11
	USD’000	USD’000
Within 30 days	278	204
31–60 days	855	53
Over 60 days	44,207	42,563
Total	45,340	42,820

25.                     Restricted cash

As of December 31, 2012 and 2011, restricted cash consisted of US$111.6 million and US$46.3 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$106.0 million and US$90.6 million, respectively of government subsidies received mainly for the reimbursement of research and development expenses to be incurred.

26.                     Shares and issued capital

Fully paid ordinary shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	27,334,063,747	10,934	3,762,146
Issue of shares under the Company’s employee share option plan (see Note 33)	153,612,318	61	11,870
Balance at December 31, 2011	27,487,676,065	10,995	3,774,016
Issuance of shares under the Company’s employee share option plan (see Note 33)	57,004,448	23	3,057
Conversion of convertible preferred shares	4,455,459,110	1,782	306,515
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

26.       Shares and issued capital (continued)

Convertible preferred shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	—	—	—
Issue of shares	445,545,911	178	308,119
Balance at December 31, 2011	445,545,911	178	308,119
Converted into ordinary shares	(445,545,911)	(178)	(308,119)
Balance at December 31, 2012	—	—	—

In June 2011, the Company issued 360,589,053 non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”) to subscribe for up to 72,117,810 preferred shares, to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately $249 million, net of issuance cost of $0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 preferred shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 preferred shares, to Datang Holdings (Hongkong) Investment Company Limited (“Datang (Hongkong)”), for aggregate proceeds of approximately $58.9 million.

The holders of the preferred shares had the right at any time to convert their preferred shares into fully paid ordinary shares and the preferred shares have been mandatorily converted into ordinary shares at the conversion rate of 10 ordinary shares per convertible preferred share. As of result of the conversion, the Company issued 3,605,890,530 and 849,568,580 ordinary shares to CIC and Datang (Hongkong), respectively, on June 4, 2012.

The Warrant to subscribe for convertible preferred shares have expired without exercise.

Share options schemes

The Company has adopted the two share option schemes under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 33).

27.       Reserves

Equity-settled employee benefits reserve

	12/31/12	12/31/11
	USD’000	USD’000
Balance at beginning of year	37,469	40,539
Arising on share-based payments	7,174	5,336
Transfer to share premium	(2,411)	(8,406)
Balance at end of year	42,232	37,469

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.       Reserves (continued)

Equity-settled employee benefits reserve (continued)

The above equity-settled employee benefits reserve related to share options granted by the Company to its employees and service providers under its employee share option plan. Items included in equity- settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 33.

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/12	12/31/11
	USD’000	USD’000
Balance at beginning of year	3,846	(1,092)
Exchange differences arising on translating the foreign operations	70	4,938
Balance at end of year	3,916	3,846

Exchange differences relating to the translation of the results and net assets of the Company’s foreign operations from their functional currencies to the Company’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal of the foreign operation.

28.       Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2012 the Company did not make any appropriation to non-distributable reserves. As of December 31, 2012 and 2011, the accumulated non-distributable reserve was US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$3,412 million at December 31, 2012 is considered restricted.

28.       Accumulated deficit (continued)

As a result of these PRC laws and regulations, as of December 31, 2012, reserve and capital of approximately US$3,442 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2012, and 2011 the Company did not declare or pay any cash dividends on the ordinary shares.

29.       Borrowings

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	383,225	607,427	372,055
	383,225	607,427	372,055
Long-term debt by contracts
Shanghai USD & RMB loan	—	—	110,271
Beijing USD syndicate loan (ii)	—	180,084	290,062
EUR loan (iii)	—	8,271	25,422
Tianjin USD syndicate loan	—	—	86,300
Beijing USD & RMB loan (iv)	49,079	48,838	—
Shanghai USD loan (v)	68,500	26,523	—
Shanghai EXIM70M loan (vi)	70,000	—	—
Shanghai 268M syndicate loan (vii)	245,611	—	—
Beijing EXIM20M loan (viii)	20,000	—	—
Beijing 600M syndicate loan (ix)	260,000	—	—
	713,190	263,716	512,055
Less: current maturities of long-term debt	184,578	191,355	333,459
Non-current maturities of long-term debt	528,612	72,361	178,596
Borrowing by repayment schedule:
Within 1 year	567,803	798,782	705,514
Within 1–2 years	309,000	72,361	178,596
Within 2–5 years	219,612	—	—
	1,096,415	871,143	884,110

Summary of borrowing arrangements

(i)                 As of December 31, 2012, the Company had 29 short-term credit agreements that provided total credit facilities of up to US$1 billion on a revolving credit basis. As of December 31, 2012, the Company had drawn down US$383.2 million under these credit agreements and US$629.3 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $129 million, which is secured by time deposits of US$108.4 million, and an additional balance of US$5.9 million, which is secured by real property with an original cost of US$2.1 million. The interest expense incurred in 2012 was US$22.2 million of which US$8.6 million was capitalized as additions to assets under construction. The interest rate ranged from 1.01% to 7.2% in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.       Borrowings (continued)

Summary of borrowing arrangements (continued)

(ii)              In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. The principal amount was repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. SMIB made the repayment of remaining outstanding borrowing US$180.1 million in 2012. The interest rate ranged from 2.94% to 2.99%. The interest expense incurred in 2012 was US$4.1 million, of which US$1.0 million was capitalized as part of the costs of assets under construction in 2012.

The Beijing USD syndicate loan contained covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB was in compliance with these covenants as of December 31, 2011. The loan has been fully repaid during 2012.

(iii)           On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V., Shanghai Branch. The drawdown period of the facility ended on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw-down made under the facility was repaid in full by the Company in ten equal semi-annual installments. In May and June 2012, SMIS repaid the remaining balance of EUR6.4 million. The interest rate ranged from 2.6% to 4.7% in 2012. The interest expense incurred in 2012 was US$0.23 million of which US$0.09 million was capitalized as part of the costs of assets under construction in 2012.

The loan has been fully repaid during 2012.

(iv)          In September 2011, SMIB entered into the USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export- Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2012, SMIB had drawn down US$25 million & RMB150 million on this loan facility. The principal amount is repayable in September 2013. The interest rate on this loan facility ranged from 6.15% to 6.65% in 2012. The interest expense incurred in 2012 was US$3.2 million, of which US$0.7 million was capitalized as part of the costs of assets under construction in 2012.

The total outstanding balance of this USD & RMB Loan is secured by SMIB’s plant and equipment with an original cost of US$132.3 million as of December 31, 2012 (US$132.3 million as of December 31, 2011).

29.       Borrowings (continued)

Summary of borrowing arrangements (continued)

(v)             In April 2011, SMIS entered into the Shanghai EXIM Bank USD loan I, a new two-year loan facility in the principal amount of $69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of December 31, 2012, SMIS had drawn down US$69.5 million and repaid US$1 million. The principal amount of $68.5 million will be repayable in June, 2013. The interest rate ranged from 4.40% to 4.79% during 2012. The interest expense incurred in 2012 was US$3.4 million, of which US$1.1 million was capitalized as part of the costs of assets under construction in 2012.

The total outstanding balance of the facilities is secured by certain equipment of SMIS with an original cost of US$ 99.6 million as of December 31, 2012 (US$38.6 million as of December 31, 2011). The Shanghai EXIM Bank USD loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012 and 2011 respectively.

(vi)          In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a new two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which is secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. As of December 31, 2012, SMIS had drawn down US$70 million. The principal amount of $70 million will be repayable in October 2014. The interest rate is 4.55%. The interest expense incurred in 2012 was US$0.4 million, of which US$0.1 million was capitalized as part of the costs of assets under construction in 2012.

The Shanghai EXIM Bank USD loan II contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012.

(vii)       In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility is used to finance the working capital for SM IS’s 8-inch fab. The facility is secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. As of December 31, 2012, SMIS had drawn down US$245.6 million, on this loan facility. The principal amount is repayable from September 2013 to March 2015. The interest rate on this loan facility ranged from 4.03% to 4.24% in 2012. The interest expense incurred in 2012 was US$7.9 million, of which US$2.4 million was capitalized as part of the costs of assets under construction in 2012. The Shanghai USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2012.

(viii)    In March 2012, SMIB entered into the new USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with the Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purpose. As of December 31, 2012, SMIB had drawn down US$20 million on this loan facility. The principal amount is repayable in March 2014. The interest rate on this loan facility ranged from 6.46% to 6.54% in 2012. The interest expense incurred in 2012 was US$1 million, of which US$0.2 million was capitalized as part of the costs of assets under construction in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.       Borrowings (continued)

Summary of borrowing arrangements (continued)

(ix)          In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of $600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SM IB’s 12 inch fabs. The facility is secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT. As of December 31, 2012, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2016. The interest rate on this loan facility ranged from 6.16% to 6.24% in 2012. The interest expense incurred in 2012 was US$12.2 million, of which US$2.3 million was capitalized additions to assets under construction in 2012. The Beijing USD syndicate loan contains as part of the costs of maintain certain minimum coverage ratio. SMIB was in compliance with these covenants as of December 31, 2012.

30.       Trade and other payables

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Trade payables	331,394	280,691	515,577
Advance receipts from customers	67,108	68,660	22,795
Deposit received from customer	10,591	5,631	64,445
Other payable	14,859	20,766	11,238
	423,952	375,748	614,055

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

An aging analysis of the accounts payable is as follows:

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Current	275,398	194,434	429,831
Overdue:
Within 30 days	26,783	42,278	42,087
Between 31 to 60 days	10,652	16,327	8,541
Over 60 days	18,561	27,652	35,118
	331,394	280,691	515,577

31.       Promissory notes

In 2009, the Company reached a new settlement with Taiwan Semiconductor Manufacturing Corporation (“TSMC”). Under this agreement, the remaining promissory note of US$40.0 million under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of US$200.0 million as the settlement consideration. The Company has recorded a discount of US$8.1 million for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC US$30.0 million and US$30.0 million in 2012 and 2011, respectively. The outstanding promissory notes are as follows:

	Face value	12/31/12 Discounted Value
	USD’000	USD’000
Maturity
2013–Current	30,000	29,374
	30,000	29,374

32.       Other financial liabilities

	12/31/12	12/31/11	01/01/11
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Foreign currency forward contracts	25	816	480
Interest rate swaps	—	405	1,380
Cross-currency interest rate swaps	—	462	1,292
	25	1,683	3,152

33.       Share-based payments

Employee Stock Option Plans

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.       Share-based payments (continued)

Restricted share units (“RSUs”) (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	7,174	5,336

Movements during the year

(i)                 The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year (excluding RSUs):

	2012	2012		2011	2011
	Number	WAEP		Number	WAEP
Outstanding at January 1	1,230,938,429	US$	0.10	1,317,679,526	US$	0.11
Granted during the year	292,084,956	US$	0.04	321,290,693	US$	0.07
Cancelled during the year	(209,218,313)	US$	0.09	(332,650,148)	US$	0.11
Exercised during the year	(28,437,700)	US$	0.02	(75,381,642)	US$	0.05
Outstanding at December 31	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10
Exercisable at December 31	457,250,416	US$	0.12	465,796,149	US$	0.12

The weighted average remaining contractual life for the share options outstanding as at December 31, 2012 was 6.61 years (2011: 6.67 years).

The range of exercise prices for options outstanding at the end of the year was US$0.02 to US$0.35 (2011: US$0.01 to US$0.35).

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2012 and 2011, respectively:

	2012	2011
Dividend yield (%)	—	—
Expected volatility	65.93%	69.15%
Risk-free interest rate	0.77%	1.04%
Expected life of share options	1–5 years	1–5 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

33.    Share-based payments (continued)

Movements during the year (continued)

(i)                                     (continued)

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

(ii)                                  The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the year (excluding share options):

	2012 Number	2012 WAFV		2011 Number	2011 WAFV
Outstanding at January 1	101,564,432	US$	0.07	144,457,562	US$	0.10
Granted during the year	65,170,000	US$	0.04	67,949,495	US$	0.07
Cancelled during the year	(12,809,396)	US$	0.08	(32,611,949)	US$	0.10
Exercised during the year	(28,566,748)	US$	0.08	(78,230,676)	US$	0.10
Outstanding at December 31	125,358,288	US$	0.06	101,564,432	US$	0.07

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2012 was 8.84 years (2011: 9.01 years).

34.    Disposal of a subsidiary

On March 1, 2011, the Company disposed of majority ownership interest in Semiconductor Manufacturing International (AT) Corporation. No cash consideration received in connection with this disposal.

Year ended 12/31/11
USD’000
Analysis of asset and liabilities over which control was lost
Cash and cash equivalents	3,861
Trade and other receivables	14,470
Inventories	5,210
Property, plant and equipment	29,263
Intangible assets	26
Trade and other payables	(24,370)
Borrowings	(300)
Deferred income	(6,723)
Net assets disposed of	21,437
Gain on disposal of subsidiary
10% investment retained	2,532
Cancellation of preferred shares	36,008
Net assets disposed of	(21,437)
Gain on disposal	17,103

The gain on disposal is included in the profit for the year from discontinued operations (see Note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                     Financial instruments

Capital management

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure. The Company’s overall strategy remains unchanged from 2011.

The capital structure of the Company consists of net debt (borrowings as detailed in Note 29 offset by cash and bank balance) and equity of the Company.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Company reviews the capital structure on a semi-annual basis. As part of this review, the Company considers the cost of capital and the risks associates with each class of capital. The Company will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/12	12/31/11
	USD’000	USD’000
Debt (i)	1,096,415	871,143
Cash and bank balances	(358,490)	(261,615)
Net debt	737,925	609,528
Equity	2,276,452	2,245,998
Net debt to equity ratio	32.42%	27.14%

(i)         Debt is defined as long- and short-term borrowings (excluding derivatives), as described in Note 29.

35.    Financial instruments (continued)

Categories of financial instruments

	12/31/12	12/31/11
	USD’000	USD’000
Financial assets
Cash and bank balance	358,490	261,615
Restricted Cash (Deposit pledged against letters of credit & short-term credit facilities)	111,560	46,273
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	77	939
Short-term investment carried at fair value through profit or loss	18,653	1,034
Trade and other receivables	328,211	200,905
Available-for-sale financial assets carried at cost	3,757	3,757
Financial liabilities
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	25	816
Interest rate swaps	—	405
Cross-currency interest rate swaps	—	462
Trade and other payables	423,952	375,748
Borrowings	1,096,415	871,143
Promissory notes	29,374	57,934
Long-term liabilities	4,223	3,018

Financial risk management objectives

The Company’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Company seeks to minimise the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.    Financial instruments (continued)

Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•                  forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•                  interest rate swaps to mitigate the risk of rising interest rates; and

•                  cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2012 and 2011.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows

	Liabilities		Assets
	12/31/12	12/31/11	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000
EUR	1,345	12,569	3,249	3,017
JPY	13,693	19,137	3,023	2,629
RMB	254,750	178,491	456,271	431,121
Others	6,934	7,797	2,122	1,630

35.  Financial instruments (continued)

Foreign currency risk management (continued)

Foreign currency sensitivity analysis

The Company is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

The following table details the Company’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

	EUR		JPY		RMB		Others
	2012	2011	2012	2011	2012	2011	2012	2011
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	95	(478)	(562)	(869)	10,606	13,296	(3)	(11)
Equity	95	(478)	(562)	(869)	10,606	13,296	(3)	(11)

Forward foreign exchange contracts

It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Company also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate		Foreign currency		Notional value		Fair value assets/ (liabilities)
	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
			FC’000	FC’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
Less than 3 months	6.3763	6.5085	221,173	586,456	35,504	93,199	67	736
3 months to 1 year	6.4100	6.4450	294,696	426,592	47,306	67,794	(15)	(525)
			515,869	1,013,048	82,810	160,993	52	211
Buy EUR
3 months to 1 year		1.3214		3,600		4,653	—	(88)
				3,600		4,653	—	(88)

The Company does not enter into foreign currency exchange contracts for speculative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.    Financial instruments (continued)

Interest rate risk management

The Company is exposed to interest rate risk relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Company’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 10 basis points higher and all other variables were held constant, the Company’s profit for the year ended December 31, 2012 would decrease by US$0.6 million (2011: loss increase by US$0.7 million). This is mainly attributable to the Company’s exposure to interest rates on its variable rate borrowings.

Interest rate swap contracts

Under interest rate swap contracts, the Company agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Company to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contracts, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the reporting period.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts outstanding at the end of the reporting period.

Outstanding receive	Average contracted		Notional principal		Fair value assets
floating pay fixed	fixed interest rate		value		(liabilities)
contracts	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
	%	%	USD’000	USD’000	USD’000	USD’000
Less than 1 year	—	2.07	—	48,000	—	(405)

The interest rate swaps settle on a semi-yearly basis. The floating rate on the interest rate swaps is linking to 6 month Libor. The Company will settle the difference between the fixed and floating interest rate on a net basis.

35.    Financial instruments (continued)

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is mainly exposed to credit risk from trade receivables and deposits with banks and financial institutions.

Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division. Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers. The Company’s exposure and credit ratings of its counterparties are continuously monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

Apart from A and B, two largest customers of the Company, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Company defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to A and B did not exceed 10% and 12% of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Company’s accounts receivable and net sales is disclosed in Note 7.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

Liquidity risk management

The Company manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.  Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2012
Promissory notes		—	30,000	—	—	30,000
Interest-bearing bank and other borrowings
Fixed	4.73%	—	392,282	—	—	392,282
Floating	5.64%	—	189,786	588,270	—	778,056
Long-term financial liabilities		—	—	6,750	—	6,750
Trade and other payables		353,009	62,120	8,823	—	423,952
		353,009	674,188	603,843	—	1,631,040

	Weighted
	average
	effective	Less than	3 months
	interest rate	3 months	to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2011
Promissory notes		—	30,000	30,000	—	60,000
Interest-bearing bank and other borrowings
Fixed	3.60%	—	618,364	—	—	618,364
Floating	3.46%	—	194,665	77,368	—	272,033
Long-term financial liabilities		—	—	6,750	—	6,750
Trade and other payables		322,528	47,407	5,813	—	375,748
		322,528	890,436	119,931	—	1,332,895

The following table details the Company’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Company’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted
	average
	effective
	interest	Less than	3 months
	rate	3 months	to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2012
Trade and other receivables		322,380	5,831	—	—	328,211
Cash balances, restricted cash & short-term investments	1.35%	414,798	75,108	—	—	489,906
Available for sale financial assets		—	—	—	3,757	3,757
		737,178	80,939	—	3,757	821,874

35.  Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

	Weighted
	average
	effective	Less than	3 months
	interest rate	3 months	to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2011
Trade and other receivables		195,953	4,952	—	—	200,905
Cash balances, Restricted Cash & short-term investments	0.91%	265,773	43,647	—	—	309,420
Available for sale financial asset		—	—	—	3,757	3,757
		461,726	48,599	—	3,757	514,082

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Company has access to financing facilities as described in below section, of which USD629.3 million were unused at the end of the reporting period (2011: USD311.6 million). The Company expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

The following table details the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

		Less than	1-3	3 months
	1 month	1 month	months	to 1 year	1-5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
31 December 2012
Net settled:
— foreign exchange forward Contracts	—	20	47	(15)	—	—
	—	20	47	(15)	—	—
31 December 2011
Net settled:
— Interest rate swaps	—	—	—	(405)	—	—
— foreign exchange forward contracts	—	712	24	(613)	—	—
— cross-currency interest rate swap contracts	—	—	—	(462)	—	—
	—	712	24	(1,480)	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.  Financial instruments (continued)

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

The carrying values of long-term promissory notes approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2012.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•                       the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•                       Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                       Level 2 fair value measurements are those derived from inputs other than quoted pries included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•                       Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31/12/12
	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Derivative financial assets	—	77	—	77
Short-term investment carried at fair value through profit or loss	—	18,653	—	18,653
Total	—	18,730		18,730
Financial liabilities at FVTPL
Other derivative financial liabilities	—	(25)	—	(25)
Total	—	(25)	—	(25)

35.  Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

	31/12/11
	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Derivative financial assets	—	939	—	939
Short-term investment carried at fair value through profit or loss	—	1,034	—	1,034
Total	—	1,973		1,973
Financial liabilities at FVTPL
Other derivative financial liabilities	—	(1,683)	—	(1,683)
Total	—	(1,683)	—	(1,683)

There were no transfers between Level 1 and 2 during year ended December 31, 2012 and 2011.

36.  Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Company:

	Sales of goods
	Year ended	Year ended
	12/31/12	12/31/11
	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	9,654	4,558
Toppan SMIC Electronics (Shanghai) Co., Ltd	4,192	4,099

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.  Related party transactions (continued)

Trading transactions (continued)

	Purchase of goods		Purchase of services
	Year ended	Year ended	Year ended	Year ended
	31/12/12	31/12/11	31/12/12	31/12/11
	USD’000	USD’000	USD’000	USD’000
Toppan SMIC Electronics (Shanghai) Co., Ltd	169	6,828	12,755	13,594
Zhongxin Xiecheng Investment (Beijing) Co., Ltd	—	—	1,094	—

The following balances were outstanding at the end of the reporting period:

	Amounts owing by related parties		Amounts owing to related parties
	12/31/12	12/31/11	12/31/12		12/31/11
	USD’000	USD’000	USD’000		USD’000
Datang Microelectronics Technology Co., Ltd**	4,138	1,261	—		—
Datang Telecom Company Finance Co., Ltd**	—	—	80,262	*	—
Toppan SMIC Electronics (Shanghai) Co., Ltd	372	350	1,487		1,629

*                        Short-term borrowing, the principal amount is repayable in May 2013. The interest rate is 5.04%.

**                   Members of Datang Group

On December 14, 2011, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”), a substantial shareholder of the Company. Datang is a member of Datang Telecom Technology & Industry Group (“Datang Group”). Pursuant to the agreement, the Company (including its subsidiaries) and Datang (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

36.  Related party transactions (continued)

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended	year ended
	12/31/12	12/31/11
	USD’000	USD’000
Short-term benefits	3,191	3,222
Share-based payments	1,343	1,619
	4,534	4,841

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

The Board approved to sell self-developed apartment to two of the key management in 2012. Amount of sales of self-developed apartments was US$0.9 million.

37.  Commitments for expenditure

Purchase commitments

As of December 31, 2012, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2013.

	12/31/12	12/31/11
	USD’000	USD 000
Commitments for the facility construction	25,551	40,322
Commitments for the acquisition of property, plant and equipment	481,639	420,461
	507,190	460,783

38.  Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors on March 25,  2013.

ADDITIONAL INFORMATION

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF FINANCIAL POSITION

	12/31/12	12/31/11	1/1/11
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	5,728	3,642	6,638
Intangible assets	171,629	125,562	139,511
Investments in subsidiaries	2,565,148	2,565,148	2,099,437
Investments in associates	7,665	7,665	7,665
Other assets	3,479	3,479	—
Total non-current assets	2,753,649	2,705,496	2,253,251
Current assets
Inventories	168	99	170
Prepaid operating expenses	1,173	1,510	788
Trade and other receivables	211,942	184,582	234,036
Other financial assets	14,878	255	2,526
Restricted cash	47,506	7,500	7,500
Cash and bank balances	77,869	60,910	110,181
Total current assets	353,536	254,856	355,201
Total assets	3,107,185	2,960,352	2,608,452
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,000,139,623, 27,487,676,065, and 27,334,063,747 shares issued and outstanding at December 31, 2012, 2011 and 2010, Respectively	12,800	10,995	10,934
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, 445,545,911 shares and nil issued and outstanding at December 31, 2012, 2011 and 2010, respectively	—	178	—
Share premium	4,083,588	4,082,135	3,762,146
Reserves	41,140	36,377	39,447
Accumulated deficit	(1,701,430)	(1,659,964)	(1,642,990)
Total equity	2,436,098	2,469,721	2,169,537

	12/31/12	12/31/11	1/1/11
	USD’000	USD’000	USD’000
Non-current liabilities
Promissory notes	—	28,560	56,327
Other liabilities	5,000	—	9,646
Total non-current liabilities	5,000	28,560	65,973
Current liabilities
Trade and other payables	450,784	215,697	221,214
Borrowings	180,034	209,026	109,470
Accrued liabilities	5,870	6,404	8,109
Promissory notes	29,374	29,374	29,374
Other financial liabilities	25	1,532	2,907
Current tax liabilities	—	38	1,868
Total current liabilities	666,087	462,071	372,942
Total liabilities	671,087	490,631	438,915
Total equity and liabilities	3,107,185	2,960,352	2,608,452
Net current assets (liabilities)	(312,551)	(207,215)	(17,741)
Total assets less current liabilities	2,441,098	2,498,281	2,235,510

ADDITIONAL INFORMATION

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

Equity Movement (in USD’000)

	Ordinary Shares	Convertible preferred shares	Share premium	Equity-settled employee benefits reserve	Foreign currency translation reserve	Accumulated deficit	Attributable to owners of the Company	Total equity
Balance at January 1, 2011	10,934	—	3,762,146	40,539	(1,092)	(1,642,990)	2,169,537	2,169,537
Loss for the year	—	—	—	—	—	(16,974)	(16,974)	(16,974)
Other comprehensive income for the year	—	—	—	—	—	—	—	—
Total comprehensive income for the year	—	—	—	—	—	(16,974)	(16,974)	(16,974)
Exercise of stock options	61	—	11,870	(8,406)	—	—	3,525	3,525
Issuance of convertible preferred shares and warrants	—	178	308,119	—	—	—	308,297	308,297
Share-based compensation	—	—	—	5,336	—	—	5,336	5,336
Balance at January 1, 2012	10,995	178	4,082,135	37,469	(1,092)	(1,659,964)	2,469,721	2,469,721
Loss for the year	—	—	—	—	—	(41,466)	(41,466)	(41,466)
Other comprehensive income for the year	—	—	—	—	—	—	—	—
Total comprehensive income for the year	—	—	—	—	—	(41,466)	(41,466)	(41,466)
Exercise of stock options	23	—	3,057	(2,411)	—	—	669	669
Exercise of convertible preferred shares	1,782	(178)	(1,604)	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	7,174	7,174
Balance at December 31, 2012	12,800	—	4,083,588	42,232	(1,092)	(1,701,430)	2,436,098	2,436,098

Basic of Presentation:

For the purpose of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the cost method of accounting. Such i investment is presented on the statements of financial position as “Investment in subsidiaries” at cost less any identified impairment loss.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 3 May, 2013	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director